UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated January 30, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 — 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

 Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐            No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐            No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Management’s Report on Internal Control over Financial Reporting

The management of Fibria Celulose S.A. and subsidiaries (the “Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (“IFRS”) as approved by the International Accounting Standards Board (“IASB”). The Company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as approved by the IASB, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, is based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that assessment, management has concluded that as of December 31, 2012 the Company’s internal control over financial reporting is effective.

São Paulo, January 30, 2013

/s/ Marcelo Strufaldi Castelli	/s/ Guilherme Perboyre Cavalcanti

Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti

Chief Executive Officer	Chief Financial Officer and Investor Relations Officer

Fibria Celulose S.A.

Consolidated financial statements at

December 31, 2012
and report of independent registered
public accounting firm

Report of independent registered
public accounting firm

To the Board of Directors and Shareholders

Fibria Celulose S.A.

1                                        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of profit or loss, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Fibria Celulose S.A. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

2                                        A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,

2

Fibria Celulose S.A.

and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

3                                        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, January 30, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Eduardo Guaraná Mendonça

Accountant CRC 1SP196994/O-2

3

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of reais

	2012	2011

Assets
Current
Cash and cash equivalents (Note 9)	943,856	381,915
Marketable securities (Note 10)	2,351,986	1,677,926
Derivative instruments (Note 11)	18,344	31,638
Trade accounts receivable, net (Note 12)	754,768	945,362
Inventories (Note 13)	1,183,142	1,178,707
Recoverable taxes (Note 14)	209,462	327,787
Assets held for sale (Note 35)	589,849	644,166
Other assets	194,526	108,062

	6,245,933	5,295,563

Non-current
Derivative instruments (Note 11)	26,475	43,446
Related parties receivables (Note 16)	6,245	5,469
Deferred taxes (Note 15)	868,192	991,768
Recoverable taxes (Note 14)	657,830	677,232
Advances to suppliers (Note 22)	740,310	760,611
Judicial deposits (Note 24(e))	157,567	137,060
Other assets	172,612	95,060
Investments (Note 17)	40,674	7,506
Biological assets (Note 18)	3,325,604	3,264,210
Property, plant and equipment (Note 19)	11,174,561	11,841,247
Intangible assets (Note 20)	4,717,163	4,809,448

	21,887,233	22,633,057

Total assets	28,133,166	27,928,620

Fibria Celulose S.A.

Consolidated balance sheet at December 31

In thousands of reais

	2012	2011

Liabilities and shareholders’ equity
Current
Loans and financing (Note 23)	1,138,005	1,092,108
Trade payable	435,939	373,692
Payroll, profit sharing and related charges	128,782	134,024
Taxes payable	41,368	53,463
Derivative instruments (Not-e 11)	54,252	163,534
Liabilities related to the assets held for sale (Note 1(d)(ii))	470,000
Dividends payable	2,076	1,520
Other payable	204,833	142,367

	2,475,255	1,960,708

Non-current
Loans and financing (Note 23)	9,629,950	10,232,309
Derivative instruments (Note 11)	263,646	125,437
Taxes payable	77,665	76,510
Deferred taxes (Note 15)	227,923	739,878
Related parties payables (Note 16)	385
Provision for contingencies (Note 24)	104,813	101,594
Other payable	160,564	152,509

	10,464,946	11,428,237

Total liabilities	12,940,201	13,388,945

Shareholders’ equity (Note 27)
Capital (Note 27(a))	9,729,006	8,379,397
Capital reserve	2,688	2,688
Treasury shares	(10,346)	(10,346)
Statutory reserves (Note 27(c))	3,815,584	4,520,290
Other reserves	1,618,824	1,618,824

Equity attributable to shareholders of the Company	15,155,756	14,510,853
Equity attributable to non-controlling interests	37,209	28,822

Total shareholders’ equity	15,192,965	14,539,675

Total liabilities and shareholders’ equity	28,133,166	27,928,620

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of profit or loss

Years ended December 31

In thousand of reais, except for the income per shares

	2012	2011	2010

Continuing operations

Net revenues (Note 30)	6,174,373	5,854,300	6,283,387
Cost of sales (Note 32)	(5,237,258)	(5,124,269)	(4,694,659)

Gross profit	937,115	730,031	1,588,728

Operating income (expenses)
Selling expenses (Note 32)	(298,052)	(294,928)	(281,428)
General and administrative (Note 32)	(286,002)	(310,425)	(312,316)
Equity in losses of associate	(592)	(414)	(7,328)
Other operating income (expenses), net (Note 32)	354,026	253,395	(7,499)

	(230,620)	(352,372)	(608,571)

Income before financial income and expenses	706,495	377,659	980,157

Financial income (Note 31)	167,646	217,000	374,426
Financial expenses (Note 31)	(944,405)	(873,005)	(1,192,532)
Result of derivative financial instruments (Note 31)	(184,465)	(276,877)	152,284
Foreign exchange gain (loss) (Note 31)	(735,001)	(935,789)	301,604

	(1,696,225)	(1,868,671)	(364,218)

Income (loss) from continuing operations before taxes on income	(989,730)	(1,491,012)	615,939

Taxes on income
Current (Note 15)	(42,167)	67,835	59,627
Deferred (Note 15)	333,927	314,408	(146,924)

Net income (loss) from continuing operations	(697,970)	(1,108,769)	528,642

Discontinued operations
Net income from discontinued operations (Note 35)		240,655	74,512

Net income (loss)	(697,970)	(868,114)	603,154

Attributable to
Shareholders of the Company - continuing operations	(704,706)	(1,113,277)	524,134
Shareholders of the Company - discontinuing operations		240,655	74,512
Non-controlling interest	6,736	4,508	4,508

Net income (loss)	(697,970)	(868,114)	603,154

Basic and diluted earnings (loss) per share - continuing operations (in reais) (Note 34)	(1.34)	(2.38)	1.12

Basic and diluted earnings per share - discontinuing operations (in reais) (Note 34)		0.51	0.15

There was no amount of other comprehensive income (loss) for the years ended December 31, 2012, 2011 and 2010 and for that reason a “Statement of comprehensive income (loss)” is not presented.

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Statement of changes in shareholders’ equity

In thousands of reais, unless otherwise indicated

	Capital					Statutory reserves
		Transaction						Special reserve	Retained
		costs to the						for minimum	earnings		Non-
		capital	Capital	Treasury	Other			dividends	(accumulated		controlling
	Capital	increase	reserve	shares	reserves	Legal	Investments	not distributed	losses)	Total	interest	Total

As of January 1st, 2010	8,379,397		2,688	(756)	1,629,098	273,868	4,650,241	121,958		15,056,494	18,925	15,075,419
Total income
Net income									598,646	598,646	4,508	603,154
Transactions with shareholders
Realization of revaluation reserve, net of tax					(1,195)				1,195
Acquisition of own shares for treasury				(9,590)						(9,590)		(9,590)
Minimum mandatory dividends								(121,958)	(142,179)	(264,137)		(264,137)
Legal reserve appropriation						29,932			(29,932)
Investment reserve appropriation							427,730		(427,730)

Total transactions with shareholders				(9,590)	(1,195)	29,932	427,730	(121,958)	(598,646)	(273,727)		(273,727)

As of December 31, 2010	8,379,397		2,688	(10,346)	1,627,903	303,800	5,077,971			15,381,413	23,433	15,404,846
Total loss
Net income (loss)									(872,622)	(872,622)	4,508	(868,114)
Transactions with shareholders
Capital increase											881	881
Realization of revaluation reserve, net of tax					(9,079)				9,079
Lapsed dividends									2,062	2,062		2,062
Investment reserve appropriation							(861,481)		861,481

Total transactions with shareholders					(9,079)		(861,481)		872,622	2,062	881	2,943

As of December 31, 2011	8,379,397		2,688	(10,346)	1,618,824	303,800	4,216,490			14,510,853	28,822	14,539,675
Total loss
Net income (loss)									(704,706)	(704,706)	6,736	(697,970)
Transactions with shareholders
Capital increase (Note 27(a))	1,361,380	(11,771)								1,349,609		1,349,609
Capital increase of non- controlling interest (Portocel)											3,335	3,335
Proposal of dividends - non- controlling interest (Portocel)											(1,684)	(1,684)
Investment reserve appropriation							(704,706)		704,706

Total transactions with shareholders	1,361,380	(11,771)					(704,706)		704,706	1,349,609	1,651	1,351,260

As of December 31, 2012	9,740,777	(11,771)	2,688	(10,346)	1,618,824	303,800	3,511,784			15,155,756	37,209	15,192,965

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Consolidated statement of cash flows

Years ended December 31

In thousand of reais

	2012	2011	2010

Income (loss) from continuing operations before taxes on income	(989,730)	(1,491,012)	615,939

Adjusted by
Income before taxes on income from discontinued operations (Note 35)		364,629	112,897
Depreciation, depletion and amortization	1,720,067	1,838,827	1,616,705
Depletion of wood from forestry partnership programs	128,241	45,368	49,686
Unrealized foreign exchange (gains) losses, net	735,001	935,922	(301,677)
Change in fair value of derivative financial instruments	184,465	276,877	(152,284)
Equity in losses of associate	592	414	7,328
Gain on sale of investments (CONPACEL, KSR and Piracicaba) (Note 35(b)(iii))		(532,850)
Accretion of present value - payable for Aracruz acquisition		40,893	289,830
Loss (gain) on disposal of property, plant and equipment	(64,419)	(25,361)	17,472
Interest and gain and losses in marketable securities	(143,809)	(178,895)	(199,000)
Interest expense	681,840	660,084	743,417
Change in fair value of biological assets (Note 32)	(297,686)	(145,884)	(92,319)
Financial charges of Eurobonds “Fibria 2020” partial repurchase transaction	150,917
Provisions and other	107,051	124,632	53,282

Decrease (increase) in assets
Trade accounts receivable	246,798	160,940	(354,363)
Inventories	45,236	(148,446)	(108,392)
Recoverable taxes	(16,875)	(177,117)	(104,054)
Related parties		(161)	(5,307)
Other assets/advances to suppliers	(20,857)	63,506	33,027

Decrease (increase) in liabilities
Trade payable	57,762	5,916	81,788
Taxes payable	(38,475)	(26,321)	6,574
Payroll, profit sharing and related charges	(5,241)	22,386	5,924
Other payable	(32,182)	(78,829)	(3,416)

Cash provided by operating activities	2,448,696	1,735,518	2,313,057

Interest received	131,637	198,880	120,848
Interest paid	(651,288)	(582,047)	(722,305)
Income taxes paid	(14,712)	(4,151)	(15,514)

Net cash provided by operating activities	1,914,333	1,348,200	1,696,086

Cash flows from investing activities
Installments paid for acquisition of Aracruz		(1,481,569)	(2,533,333)
Installments paid for acquisition of Ensyn	(40,674)
Acquisition of property, plant and equipment and forest	(1,001,711)	(1,240,189)	(1,066,129)
Advance for wood acquisition from forestry partnership program	(76,556)	(176,479)
Marketable securities, net	(660,951)	(56,978)	1,754,560
Proceeds from sale of investments (CONPACEL, KSR and Piracicaba) (Note 35(a)(iii))		2,076,143
Proceeds from sale of property, plant and equipment	274,743	82,491	19,990
Advances received from the disposal of assets (Losango) (Note 35)	470,000
Derivative transactions settled (Note 11(c))	(126,368)	69,982	24,434
Others	714	(1,067)	(17,773)

Net cash used in investing activities	(1,160,803)	(727,666)	(1,818,251)

Cash flows from financing activities
Borrowings	864,334	2,707,265	6,291,579
Repayments - principal amount	(2,410,719)	(3,109,589)	(6,342,426)
Net of capital increase (Note 27)	1,343,546
Dividends paid		(263,902)
Treasury stock acquisition			(9,590)
Premium paid in the Eurobonds “Fibria 2020” repurchase transaction	(62,158)
Other	6,747	17,093	(124)

Net cash used in financing activities	(258,250)	(649,133)	(60,561)

Effect of exchange rate changes on cash and cash equivalents	66,661	(20,949)	(31,290)

Net increase (decrease) in cash and cash equivalents	561,941	(49,548)	(214,016)

Cash and cash equivalents at beginning of year	381,915	431,463	645,479

Cash and cash equivalents at end of year	943,856	381,915	431,463

Supplemental non cash flow information
Amount payable for acquisition of Aracruz			1,440,676

The accompanying notes are an integral part of these consolidated financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

1                                        Operations and current developments

(a)                                General information

Fibria Celulose S.A. is incorporated under the laws of the Federal Republic of Brazil under the name Fibria Celulose S.A., as a publicly-held company. Fibria Celulose S.A. and its subsidiaries are referred to in these financial statements as the “Company”, “Fibria”, or “we”. We have the legal status of a share corporation, operating under Brazilian corporate law. Our headquarter and principal executive office is located in São Paulo, SP, Brazil.

We are listed on the stock exchange of São Paulo (BM&FBOVESPA) and the stock exchange of New York (NYSE) and we are subject to reporting requirements of the Brazilian Comissão de Valores Mobiliários (CVM) and the United States Securities and Exchange Commission (SEC).

Our activities are the growth of renewable and sustainable forests and the manufacturing and sale of blenched eucalyptus kraft pulp. After divesting our paper production activities in 2011, we operate a single operational segment: producing and selling short fiber pulp.

Our bleached pulp is produced from eucalyptus trees resulting in a variety of high quality hardwood pulp, with short fibers, generally used in the manufacture of toilet paper, uncoated and coated paper for printing and writing and coated cardboard for packaging. We use different energy sources such as thermal and electric, including black liquor, biomass derived from wood debarking, barks and scraps.

Our business is affected by global pulp prices, which are historically cyclical and subject to significant volatility over short periods. The most common factors that affect global pulp prices are: (i) global demand for products from pulp; (ii) global production capacity and strategies adopted by the main producers and (iii) availability of substitutes for these products. All these factors are beyond our control.

In 2012, we established strategic alliance with Ensyn Corporation (“Ensyn”), to leverage our expertise in forest and the competitive position in Brazil for develop alternatives with high value aggregated to complement our global leadership and excellence in production of pulp. We believe that our competencies and the Ensyn’s technology can generate a relevant business in the biofuel segment in the future. The details of that strategic alliance are presented in item (h) below.

(b)                                Facilities in operation and forest base

The Company operates the following facilities as of December 31, 2012 to produce bleached eucalyptus kraft pulp with a total annual capacity of approximately 5.25 million tons:

Pulp production facility	Location (Brazil)	Annual production capacity - tons

Aracruz	Espírito Santo	2,300,000
Três Lagoas	Mato Grosso do Sul	1,300,000
Jacareí	São Paulo	1,100,000
Veracel (*)	Bahia	550,000

		5,250,000

(*)    Represents 50% of the annual production capacity of Veracel’s pulp mill consistently with the proportional consolidation of the results of operations of Veracel in our consolidated statement of operations.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Fibria produces hardwood pulp from planted eucalyptus trees which we refer to as forests and the average extraction cycle of the forest is between six and seven years and are located in six Brazilian States, consisting of approximately 970 thousand hectares as of December 31, 2012, including reforested and protected areas, as follows (in thousand hectares):

	Area of forest	Total area

State
São Paulo	79,649	147,664
Minas Gerais	13,274	27,207
Rio de Janeiro	1,637	3,369
Mato Grosso do Sul	228,410	347,512
Bahia	134,821	263,959
Espírito Santo	105,204	180,305

	562,995	970,016

The forest base of the Losango project in the State of Rio Grande do Sul is excluded from the table above as such assets qualify as assets held for sale and are being presented as such as detailed in item (d)(ii) and Note 35.

(c)                                 Logistics

Most of the pulp produced for export is delivered to customers by means of sea vessels on the basis of long-term contracts with the owners of vessels. In October 2010 we entered into a long-term contract for 25 years with dedicated fleet to optimize the international logistics and ensure operational stability and competitiveness and freight services began on November 2012, through one sea vessel with capacity to transport 54 thousands of pulp.

The company operates in two ports, Santos and Barra do Riacho. The port of Santos is located on the coast of the State of São Paulo and seeps the pulp produced in the Jacareí and Três Lagoas plants and is operated under a concession from the Federal Government, through the Companhia Docas do Estado de São Paulo - CODESP.

The port of Barra do Riacho is a port specialized in pulp and is located about three kilometers from Aracruz unit, in the State of Espírito Santo and seeps the pulp produced in the Aracruz and Veracel plants. This port is operated by Portocel - Terminal Especializado Barra do Riacho S.A . (“Portocel”) - a company controlled by Fibria (which has a 51% interest in the share capital). Portocel operates under authorization of the federal government through a contract signed on November 14, 1995.

The concession period of one terminal in the port of Santos ends in 2007; however, we are looking for alternatives to seep the pulp produced in order to preserve the capacity to export, in connection to the production in the long term.

(d)                               Current assets held for sale

During the years presented the Company approved and consummated the sale of certain Cash Generating Units (CGUs) and of certain assets, as presented in the following table:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

CGU/Asset	Reference	Classification for accounting purposes	Date when classified for accounting purposes	Date when the sale was consummated

CONPACEL CGU	Note 35(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	January 2011

KSR CGU	Note 35(b) and Note 1(d)(i)	Assets held for sale and discontinued operations	December 2010	February 2011

Piracicaba CGU	Note 35(b) and Note 1(d)(i)	Assets held for sale	June 2011	September 2011

Losango project assets	Note 1(d)(ii) and Note 35(a)	Assets held for sale	June 2011	Not yet consummated (*)

Forests and land located in the south of the Bahia State	Note 1(d)(iii) and Note 35(b)	Assets held for sale	March 2012	December 2012

(*)    On December 28, 2012, the Company signed with CMPC Celulose Riograndense S.A. (“CMPC”) the final sale and purchase agreement for the sale of these assets with a total sale price of R$ 615 million. Consummation of the sale is subject to grant of government approvals as described in the Note 1(d)(ii).

(i)                                   Sale of CONPACEL, KSR and Piracicaba

On December 21, 2010, the Board of Directors approved the disposal of the following CGUs: Consórcio Paulista de Papel e Celulose - CONPACEL and KSR Distribuidora. The CONPACEL pulp and paper mill consisted of a pulp mill with an annual production capacity of 650 kilotons and a paper mill with an annual production capacity of 390 kilotons, and approximately 71 thousand hectares of timberland, 30 thousand hectares of protected forest, a distribution business unit which operates 19 branches throughout Brazil and a distribution warehouse located in the State of São Paulo.

The Company concluded the sale of the net assets of CONPACEL and KSR on January 31, 2011 and February 28, 2011, respectively, for an aggregate sale consideration of R$ 1.5 billion, through the execution of the sales and purchase agreement with Suzano Papel e Celulose S.A. (“Suzano”), meeting the terms and conditions precedent of the sale and purchase agreement and through the payment of selling price by Suzano.

The Company also concluded the sale of the net assets of the CGU Piracicaba on September 29, 2011, consisting of a plant to produce thermal papers, coated and carbonless, located at the Piracicaba City, in the State of São Paulo, with an annual capacity over 160 thousand tons, to Oji Paper CO., LTD. (“Oji”) for an aggregate sale consideration of US$ 313 million, equivalent to R$ 567,375 at that date. The sale was consummated through the transfer of the net assets of the unit to Piracicaba Indústria de Papéis Especiais e Participações Ltda. and the subsequent sale of the quotas of such entity to Oji.

The disposal of these CGUs is consistent with our strategy of concentrating activities in the pulp business and strengthening our focus in the pulp market.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

We used the proceeds of those sales to reduce our debt levels. Information on the assets, liabilities, profit and loss and cash flows of the CGUs sold are presented in Note 35.

(ii)                               Demobilization of lands and forestry assets

Losango project assets

On June 30, 2011, we decided to classify as held for sale the assets related to Losango project assets, comprised of approximately 100 thousand hectares of land owned by Fibria and approximately 39 thousand hectares of planted eucalyptus and leased land, all located in the State of Rio Grande do Sul.

On September 10, 2012, we entered into a binding agreement for the sale of all Losango project assets for a total maximum price of R$ 615 million and on December 28, 2012, the Company and CMPC Celulose Riograndense Ltda. (“CMPC”) signed the definitive Purchase and Sale Agreement. The transaction was approved by the Conselho Administrativo de Defesa Econômica (CADE), a competition authority and on such date the first installment of the purchase price in the amount of R$ 470 million was paid to us. The second installment, in the amount of R$ 140 million, was deposited in an escrow account and will be released to us once additional government approvals are obtained. The final remaining installment of R$ 5 million is payable to us upon the consummation of the transfer of the existing land lease contracts related to the asset and applicable government approvals. The purchase and sale agreement establish a period of 48 months renewable, at the option of CPMC, for additional 48 months to obtain the required government approvals. If the approval is ultimately not obtained we are required to return to CMPC the first installment it paid to us plus interest rate and the escrow deposit made by CMPC will revert to it. We have recorded the amount of the first installment received as liability under “Advances received related to assets held for sale”.

Since completion of the sale is depending on such government approvals the assets continue to be classified as assets held for sale at December 31, 2012 and until the sale is consummated. Upon classification as assets held for sale the carrying amount of the assets held for sale (all of which are non-current) was compared to its estimated fair value less cost of sale and no impairment loss was identified.

The Losango assets did not generated any significant result in 2012.

The carrying amounts of the assets related to items (i) and (ii) above, are disclosed in Note 35.

Forests and land located in the south of Bahia

On March 8, 2012, as part of our strategy to strengthen our capital structure, we entered into a binding agreement with Fundo Florestas do Brasil (the “Fund”), through its subsidiary Caravelas Florestal S.A., for the sale of certain forests and land located in the south of Bahia, consisting of 16,152 thousand hectares of forests of eucalyptus for timber and pulp with an average annual production of 660 cubic meters of wood.

On June 29, 2012, Fibria signed a purchase and sale agreement for these assets in the total amount of R$ 235 million. A cash payment of R$ 200 million was received as an advance at the same date. On December 7, 2012, the transaction was completed upon the purchaser signing an acceptance notice.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

As result of the due diligence process conducted by the purchaser, the sale price was adjusted to
R$ 210 million. The remaining balance of R$ 10 million will be received by the Company during 2013 and is registered under “Other receivables”, in the current assets.

The amount of R$ 19,551 was recognized in the statement of profit and loss, which is the further details are presented in Note 35.

(e)                                 Companies merged and liquidated not affecting the consolidated financial statements

During the years ended December 31, 2012 and 2011, management undertook certain corporate reorganizations in order to simplify the organizational structure of Fibria, including merger and liquidation of direct and indirect subsidiaries in Brazil and abroad. The following is a summary of events occurring during the years then ended:

Company	Country	Relationship	Date of merger or beginning of liquidation	Interest on share capital - %

Liquidation
Aracruz Trading	Panamá	Subsidiary	February 2010	100
Aracruz International Financial	Cayman	Indirect subsidiary	October 2010	100
Ara Pulp Com. Imp. Exp. Unipessoal Ltda.	Portugal	Subsidiary	December 2010	100
VCP North America	United States of America	Indirect subsidiary	June 2011	100
Riocell Trade	Isle of Man, UK	Indirect subsidiary	September 2011	100
Riocell Limited	Guernsey	Subsidiary	September 2011	100
Newark Financial	British Virgin Islands	Direct subsidiary	June 2012	100

Merger
Alícia Papéis S.A.	Brazil	Subsidiary	September 2010	100
Mucuri Agroflorestal Ltda. into Fibria	Brazil	Subsidiary	July 2011	100

The companies that were liquidated did not have any significant assets or liabilities and as a result there were no significant impacts on the results of Fibria.

Additionally, a difference between its carrying amount and the fair value of land held by Mucuri Agroflorestal was recognized during the Aracruz’s acquisition, in the amount of R$ 478,925, which was recorded as part of fixed assets as demonstrated in Note 19.

(f)                                  Change in the international corporate structure

In November 2011, management approved, subject to certain conditions, a project for a corporate restructuring of our international activities, which considered the transfer of the current commercial operational, logistics, administrative and financial operations of Fibria Trading International KFT to another subsidiary of Fibria.

The international corporate reorganization restructuring includes different stages and its final completion is expected to be around December 2014. However, the implementation of the restructuring planned depends on approval of the local authorities of each country involved.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(g)                                Public offering of common shares

On April 30, 2012, we concluded a primary public offering of common shares, obtaining gross proceeds of R$ 1,361,380 (the “Public Offering”).

The Public Offering was carried out in accordance with our strategy to strengthen the capital structure and to improve our leverage ratios, as described in Note 4. The details of this operation are described in Note 27(a).

(h)                                Acquisition of equity investment

On October 2, 2012, we established strategic alliance with Ensyn Corporation (Ensyn), a private company incorporated in Delaware, USA. This alliance includes a US$ 20 million equity investment in Ensyn by FIBRIA and the establishment of an equally-owned joint venture to be incorporated in Delaware for future investments in the production of cellulosic liquid fuels and chemicals in Brazil. This joint venture has not been incorporated.

Ensyn has developed the Rapid Thermal Processing™ (RTP) technology, which transforms wood and other non-food biomass into renewable liquid fuels and chemicals. Ensyn’s key renewable liquid fuel, Renewable Fuel Oil™ (RFO), is a multi-purpose petroleum replacement fuel which use includes heating, conversion to transportation fuels and power generation in diesel engines.

The US$ 20 million equity investment in Ensyn capital provided us with ownership of approximately 6% of Ensyn voting shares and the right to nominate one member to Ensyn’s Board of Directors. It also provided certain rights which, if exercised, would allow us to invest an additional US$ 10 million and increase our holdings to as much as 9% of Ensyn’s equity capital.

Our investment in Ensyn includes shares which are accounted for as a available-for-sale financial instrument for the amount of R$ 34,573 and the warrant of R$ 6,101 are accounted for as derivative instruments (trading). The total of R$ 40,674 is accounted under “Investment” (Note 17).

2                                        Presentation of financial statements and summary of significant accounting policies

2.1                              Financial statements - basis of preparation

(a)                                Accounting policies used

The Company’s consolidated financial statements have been prepared and are being presented in accordance with and in compliance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(b)                                Approval of the financial statements

The consolidated financial statements were approved by the Board of Directors on January 29, 2013.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

2.2                              Consolidation

2.2.1                    Consolidated financial statements

(a)                                Subsidiaries

Subsidiaries are all entities (including special-purpose entities) over which the Group has the power to govern the financial and operating policies of the entity, generally accompanying a shareholding of more than half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Fibria controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to Fibria and de-consolidated from the date that control ceases.

Exclusive or controlled investment funds are consolidated.

(b)                                Joint ventures

Jointly ventures are legal entities in which the Company has joint-control, established by contract, over the economic activity and for which strategic, financial and operating decisions about the investee’s activities require the unanimous approval by the parties which share control. The jointly ventures of the Company Veracel Celulose S.A. (“Veracel”), Asapir Produção Florestal e Comércio Ltda. (“Asapir”) and VOTO - Votorantim Overseas Trading Operations IV Limited (“VOTO IV”) have been consolidated proportionally based on the Company’s ownership percentage.

Intercompany transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of a loss of value (impairment) of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

The balance of current and non-current assets, current and non-current liabilities, profit and loss at December 2012 and 2011 of the jointly-ventures mentioned above are presented as follow:

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

	2012
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%

Asset
Current assets	461,064	230,532	43,864	21,932	6,254	3,127
Non-current assets	3,277,348	1,638,674	406	203	829,662	414,831

Total	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Liabilities and shareholders’ equity
Current liabilities	424,280	212,140	1,994	997	(1,878)	(939)
Non-current liabilities	458,688	229,344	5,474	2,737	780,372	390,186
Shareholders’ equity	2,855,444	1,427,722	36,802	18,401	57,422	28,711

Total liabilities and shareholder’s	3,738,412	1,869,206	44,270	22,135	835,916	417,958

Profit and loss
Net revenue	988,442	494,221
Cost of sales	(840,732)	(420,366)

Gross profit	147,710	73,855
General and administrative	(34,510)	(17,255)
Selling expenses	(26,192)	(13,096)
Other operating income (expenses), net	45,483	22,742	(2,728)	(1,364)

Operational income (loss)	132,491	66,246	(2,728)	(1,364)
Financial result, net	(68,622)	(34,311)	(1,374)	(687)	1,742	871

Income (loss) before taxes	63,869	31,935	(4,102)	(2,051)	1,742	871
Taxes on income, net	(16,014)	(8,007)

Net income (loss)	47,855	23,928	(4,102)	(2,051)	1,742	871

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

	2011
	Veracel		Asapir		VOTO IV
	100%	50%	100%	50%	100%	50%
Asset
Current assets	265,510	132,755	51,030	25,515	22,764	11,382
Non-current assets	3,443,370	1,721,685	7,606	3,803	761,574	380,787

Total	3,708,880	1,854,440	58,636	29,318	784,338	392,169

Liabilities and shareholders’ equity
Current liabilities	483,482	241,741	2,406	1,203	(1,028)	(514)
Non-current liabilities	417,808	208,904	15,326	7,663	734,254	367,127
Shareholders’ equity	2,807,590	1,403,795	40,904	20,452	51,112	25,556

Total liabilities and shareholder’s	3,708,880	1,854,440	58,636	29,318	784,338	392,169

Profit and loss
Net revenue	837,406	418,703
Cost of sales	(757,070)	(378,535)

Gross profit	80,336	40,168
General and administrative	(25,766)	(12,883)
Selling expenses	(76,382)	(38,191)
Other operating income (expenses), net	62,730	31,366	(5,742)	(2,870)	(64)	(32)

Operational income (loss)	40,918	20,460	(5,742)	(2,870)	(64)	(32)
Financial result, net	(80,536)	(40,268)	(154)	(77)	4,388	2,194

Income (loss) before taxes	(39,618)	(19,808)	(5,896)	(2,947)	4,324	2,162
Taxes on income, net	4,812	2,406	(5,242)	(2,621)

Net income (loss)	(34,806)	(17,402)	(11,138)	(5,568)	4,324	2,162

(c)                                 Associated companies

Associates are all entities over which the company has significant influence but not control or joint control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost value, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

At December 31, 2012 and 2011, our only associate is Bahia Produtos de Madeira S.A. (previously called Aracruz Produtos de Madeira S.A.).

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(d)                                Subsidiaries and joint-ventures included in the consolidated financial statements

The subsidiaries and joint-ventures included in the consolidation are as follows:

	Percentage of total capital
	2012			2011	2010
	Direct	Indirect	Total	Total	Total

Companies located in Brazil
Normus Empreendimentos e Participações Ltda.	100		100	100	100
Fibria-MS Celulose Sul Mato-Grossense Ltda.	100		100	100	100
Fibria Terminais Portuários S.A.	100		100	100	100
Projetos Especiais e Investimentos S.A.	100		100	100	100
Portocel - Terminal Especializado de Barra do Riacho S.A.	51		51	51	51
Veracel Celulose S.A. (ii)	50		50	50	50
Asapir Produção Florestal e Comércio Ltda. (ii)	50		50	50	50
Mucuri Agroflorestal S.A. (i)					100

Abroad
VOTO - Votorantim Overseas Trading Operations IV Limited (ii)	50		50	50	50
Fibria Trading International KFT	48.3	51.7	100	100	100
Fibria Overseas Holding KFT		100	100	100	100
Newark Financial Inc (i)				100	100
Fibria Overseas Finance Ltd.	100		100	100	100
Fibria International GMBH.		100	100	100	100
Fibria Celulose (USA) Inc.	100		100	100	100
Fibria (Europe) S.A.		100	100	100	100
VCP North America Inc. (i)					100
Riocell Limited (i)					100
Riocell Trade S.A. (i)					100

(i)        Companies liquidated/merged as detailed in Note 1(e).

(ii)     Companies proportionally consolidated.

2.3                              Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Board of Executive Officers, the chief operating decision-maker, who is responsible for allocating funds, making strategic decisions and assessing performance. The financial statement does not include segment reporting for the reason that the Company has only the pulp segment.

2.4                              Foreign currency translation

(a)                                Functional and presentation currency

The Brazilian real (“real”, “reais” or “R$”) is the functional currency of the Company and all its subsidiaries, and is also the currency used for the preparation and presentation of the consolidated financial statements of the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Transactions and balances

Foreign currency operations are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or the date of valuation for items that are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of profit or loss, presented as “Foreign exchange gain (loss)” .

2.5                              Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits, and highly liquid short-term investments, which have original maturity up to three months and are readily convertible into a known amount of cash and subject to an immaterial risk of change in value, net of overdraft accounts. Overdraft accounts are presented in the balance sheet as “Loans and financing” in current liabilities, when applicable.

2.6                              Financial assets

2.6.1                    Classification

The Company classifies its financial assets in the following categories: (i) at fair value through profit or loss (ii) loans and receivables, and (iii) available for sale financial assets. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)                                Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorized as held for trading. Assets in this category are classified as current assets if expected to be settled within 12 months, otherwise they are classified as non-current. The changes in fair value are recognized in the statement of profit or loss under “Financial income” or “Financial expenses” for non-derivative instruments and under “Result of derivative financial instruments” for derivative instruments.

The Company periodically assesses whether there is objective evidence to indicate that a financial asset has been recorded at an amount greater than its recoverable amount. When applicable, an impairment provision is made.

(b)                                Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets. Loans and receivables are recorded at amortized cost based the effective interest rate of the transaction. The effective interest rate is the contractual rated adjusted by the related transaction costs. The Company’s loans and receivables comprise “Trade account receivables”, “Related parties receivables” and “Cash and cash equivalents”.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period.

2.6.2                   Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date - the date on which Fibria commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not measured at fair value through profit or loss. Financial assets measured at fair value through profit or losses are initially recognized at fair value, and the transaction costs are recorded in the statement of operations. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred but only if Fibria has transferred substantially all risks and rewards of ownership. Financial assets measured at fair value through profit or losses are subsequently recorded at fair value. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

2.6.3                    Offsetting financial instruments

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

2.6.4                    Impairment of financial assets

Assets carried at amortized cost

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Company uses to determine whether there is objective evidence of an impairment loss include:

•             significant financial difficulty of the issuer or debtor;

•             a breach of contract, such as a default or delinquency in interest or principal payments;

•             Fibria, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

•             it becomes probable that the borrower will enter bankruptcy or other financial reorganization;

•            the disappearance of an active market for that financial asset because of financial difficulties;

•             observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

cannot yet be identified with the individual financial assets in the portfolio, including:

•             adverse changes in the payment status of borrowers in the portfolio;

•             national or local economic conditions that correlate with defaults on the assets in the portfolio.

The amount of the loss is measured as the difference between the carrying amount of the asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. If the financial asset is impaired the carrying amount of the asset is reduced and the loss is recognized in the statement of profit and loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Fibria may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of profit or loss.

2.7                              Derivative financial instruments and hedging activities

Derivatives are initially recognized at fair value on the date the derivative contract is entered into and are subsequently re-measured at fair value. Changes in fair value are recorded in the statement of profit or loss. Even though the Company uses derivatives to mitigate risks, hedge accounting has not been adopted in the periods presented. The fair value of derivative instruments is disclosed in Note 11.

2.8                              Trade accounts receivable

Trade accounts receivable correspond to the amounts receivable from sales made in the course of the Company’s normal business. If collection is expected in one year or less, the accounts receivable are classified as current assets. If not, they are classified as non-current assets.

These accounts receivable are initially recognized at fair value and, subsequently, measured by the effective rate interest method less a provision for impairment, if necessary. Accounts receivable from customers abroad are presented based on the exchange rates at the balance sheet date.

The provision for impairment is established when there is objective evidence that Fibria will not be able to collect all the amounts due in accordance with the original terms of the accounts receivable. The calculation of the provision is based on a reasonable estimate to cover expected probable losses on the realization of receivables, considering the situation of each customer and the respective guarantees, consistent with the impairment policy for financial assets recorded at amortized cost.

In performing such analysis of impairment the Treasury of Fibria, examines on a monthly basis the maturity of domestic and foreign customers and identifies those customers that presents bills over due and assesses the specific situation of each client, as well as exercises judgment about the risk of loss involved, considering the existence of contracted insurance, letters of credit, existence of collateral, the customer financial situation, and the status of legal processes in the event of execution. As result of this analysis management establishes a percentage that is applied to the outstanding balances due by the client and determines the amount to be recorded as impairment.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

The constitution and reversal of provision for trade receivables are recorded as “Selling expenses” in the statement of operations.

2.9                              Inventories

Inventories are stated at the lower of average purchase or production cost and the net realizable value. Finished products and work-in-process consist of raw materials, direct labor, other direct costs and general production expenses.

The raw materials derived from the biological assets are measured based on their fair value less cost to sell at the point of harvest, when transferred from biological assets to inventories.

Imports in transit are stated at the accumulated cost of each import. The net realizable value is the estimated sales price in the normal course of business, less the applicable variable selling expenses.

2.10                      Current and deferred income tax and social contribution

Tax expense for the year comprises current and deferred tax. Tax is recognized in the statement of profit or loss, except to the extent that it relates to items recognized in other comprehensive income. In this case the tax is also recognized directly in shareholders’ equity in other comprehensive income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not recognized if it arises from initial recognition of an asset or liability in a transaction that is not a business combination and that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by Fibria and it is probable that the temporary difference will not be reversed in the foreseeable future.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

2.11                       Intangible assets

(a)                                Goodwill

Goodwill arises on the acquisition of subsidiaries and represents the excess of the consideration transferred over the Company’s interest in the net fair value of net identifiable assets, liabilities and contingent liabilities acquired and the fair value of the non-controlling interest in the acquire. Goodwill of subsidiaries is recorded as intangible assets. Goodwill impairment reviews are undertaken annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is allocated to CGUs or groups of CGUs. The allocation is made to the CGUs or group of CGUs which will benefit/from the business combination originating the goodwill. Each CGU or group of CGUs to which the goodwill is allocated represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

(b)                                Database

The database corresponds to the technical knowledge accumulated over several years and the database of forestry and industrial technologies originating from the Aracruz acquisition. These assets are the bases for improvements in the productivity per hectare of eucalyptus and also in the industrial process of pulp production.

The database is recognized at the fair value at the acquisition date, it has a definite useful life and is recorded at cost less accumulated amortization. The amortization is calculated on a straight-line basis, at the annual rate of 10%, and recorded in the statement of operations in “Other operating income (expenses), net”.

The database of forestry and industrial technologies comprises: documentation center (CEDOC), information base for research and process (BIP), software utilized in knowledge management (KDP) and Microbacia (sensors and markers which capture the effects of rain in the planted areas during their cycle).

(c)                                 Patent

A registered patent was acquired in the Aracruz business combination and corresponds to the pulp process for a specific application and customer.

The patent was recorded at fair value on the acquisition date, since it has a defined useful life and is stated at cost less accumulated amortization. Amortization is calculated on a straight-line basis at the annual rate of 15.9%.

(d)                                Relationship with suppliers

It relates to the contracts that the Company has for the supply of diesel oil, ethanol fuel and chemical products, arising from the Aracruz acquisition.

This asset was recorded at fair value on the acquisition date, it has a definite useful life and is recorded at

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

cost less accumulated amortization. Amortization is calculated on a straight-line basis, at the annual rates of 20% for the supply of diesel oil and ethanol fuel and of 6.3% for chemical products.

(e)                                 Development and implementation of systems (software)

The costs associated with the maintenance of software are recognized as expenses, as incurred. The costs directly attributable to the development and testing of identifiable and unique software, controlled by Fibria, are recognized as intangible assets when the following criteria are met: (i) it is technically feasible to complete the software for it to be available for use; (ii) management intends to complete the software and use or sell it; (iii) there is an ability to use or sell the software product; (iv) it will provide probable future benefits that can be demonstrated; (v) suitable technical, financial and other resources are available to conclude its development and to use or sell it; (vi) the attributable expenditure during its development can be reliably measured.

Other development expenditures which do not meet these criteria are recognized as expenses, as incurred. The development costs previously recognized as expenses are not recognized as an asset in a subsequent period.

The software development costs are amortized over their estimated useful lives at the annual rate of 20%.

2.12                       Property, plant and equipment

Property, plant and equipment are stated at cost and depreciated on a straight-line basis, in accordance with the estimated economic useful lives of the related assets. Annual depreciation rates are listed in Note 19. Land is not depreciated.

The cost of major renovations is capitalized if the future economic benefits exceed the performance standard initially estimated for the asset.

Renovations are depreciated over the remaining useful life of the related asset. Repairs and maintenance are expensed when incurred.

Financial charges are capitalized during the period necessary to execute and prepare the asset for its intended use.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, at the end of each year.

An asset’s book value is immediately written down to its recoverable amount if it is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the book value and are recognized as “Other operating income (expenses), net” in the statement of operations.

2.13                       Leases

Leases of property, plant and equipment in which the Company assumes substantially all the risks and benefits of ownership are classified as finance leases. Finance leases are recorded as a financed purchase, initially recognized as property, plant and equipment with a corresponding leasing liability.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

Leases in which substantially all of the ownership risks and benefits are retained by the lessor are classified as operating leases.

Payments for operating leases (net of any incentives received from the lessor) are expensed on the straight-line method over the lease term.

2.14                       Biological assets

Biological assets are measured at fair value, net of estimated costs to sell. Depletion is calculated based on the total volume expected to be harvested.

Biological assets consist of eucalyptus forests exclusively from renewable plantations and intended for the production of bleached pulp. As a result of improvements in forest management techniques, including the genetic improvement of trees, the cycle of harvesting through replanting occurs over approximately six to seven years.

Fair value is determined using the discounted cash flow method, taking into consideration the volume of wood, segregated by plantation year, measured at the sales price of standing timber. The average sales price was estimated based on local market prices based on research of actual transactions, adjusted to reflect the forest price. The volumes used in the valuation are consistent with the annual average harvest for each region.

The Company has a policy of carrying out semi-annual appraisals of the fair value of these assets.

2.15                       Business combination

The Company applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement.

The identifiable assets acquired and liabilities assumed are measured at fair value on the acquisition date. The non-controlling interest in the company acquired is valued at the fair value of the total net identifiable assets or at the proportionate share of the fair value of such net identifiable assets. The excess of the acquisition cost in relation to the fair value of identifiable assets acquired and liabilities assumed is recorded as goodwill (Note 2.11(a)) and, if the acquisition cost is lower than such fair value, the difference is recorded as a bargain purchase gain in the statement of operations on the acquisition date.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

2.16                       Impairment of non-financial assets other than goodwill

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

2.17                       Trade payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, they are usually recognized at the amount of the related invoice.

2.18                       Loans and financing

Loans and financing are initially recognized at fair value, net of transaction costs incurred, if significant, and are subsequently stated at amortized cost. Any difference between the proceeds and the redemption value is recognized in the statement of operations over the period of the loans and financing using the effective interest method.

Costs of loans and financing directly attributable to the acquisition, construction or production of a qualifying asset are an integral part of the cost of such asset. Other costs of loans and financing are recognized as expenses, on the accrual basis.

2.19                       Other assets and liabilities (current and non-current)

An asset is recognized in the balance sheet when it is probable that it will generate future economic benefits for the Company, and its cost or value can be reliably measured. A liability is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of funds will occur. Liabilities include contractual charges, indexation charges or exchange rate changes incurred, when applicable. Provisions are recognized based on the best estimates of the risk involved.

Assets and liabilities are classified as current when their realization or settlement is likely to occur within the next 12 months. Otherwise, assets and liabilities are presented as non-current.

2.20                       Employee benefits

(a)                                Pension obligations

The Company participates in pension plans, managed by a private pension entity, which provide post-employment benefits to employees, classified as defined contribution plans. It consists in a pension plan under which the Company pays fixed contributions to a separate entity and has no legal liabilities for making additional contributions if the fund does not have sufficient assets to honor the benefits related to employee service for the current and previous period.

Contributions represent net costs and are recorded in the statement of operations in the period in which

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

they are due.

(b)                                Health care (post-retirement)

Some of the companies of Fibria used to provide post-retirement health care benefits to their employees. This policy established a lifetime benefits concession to a determined group of employees. This benefit has been discontinued for over five years, hence the plan is no longer available to new participants since July 2007.

The liability related to the health care plan for retired employees is stated at the present value of the obligation. The defined benefit obligation is estimated annually by independent qualified actuaries. The present value of the defined benefit obligation is determined through an estimate of the future cash outflow, utilizing the discount rate disclosed in Note 27(c).

Changes in the present value of the liabilities of the plan are immediately recognized in the statement of operations.

(c)                                 Profit-sharing and bonus plans

Fibria recognizes a liability and an expense for bonuses and profit-sharing in the statement of operations. These provisions are calculated based on qualitative and quantitative targets established by management and are recorded in the statement of profit or loss as “Benefit to employees”.

(d)                                Share-based compensation

The Company offers a compensation plan in which the amount of the benefit is determined based on changes in the quoted market price of its shares, based on a predetermined floor price and a established measurement date. The plan consists of cash payments, not involving therefore the issue and/or delivery of shares for purposes of the plan. The Company’s CEO and executive officers are eligible for the plan.

The obligations are recorded as a provision for amounts payable to the officers, with a corresponding entry to the statement of profit or loss, based on the fair value of the benefits granted and the vesting period. The fair value of this liability is re-measured at each reporting period.

2.21                       Contingent assets and contingent liabilities and legal obligations

The accounting practices for the accounting and disclosure of contingent assets and contingent liabilities and legal obligations are as follows:

(a)                                Contingent assets are recognized only when there is evidence that realization is virtually certain, generally when favorable, final and unappealable court decisions have been obtained. Contingent assets with probable success are only disclosed in the notes to the financial statements.

(b)                                Contingent liabilities are provided to the extent that the Company expects that is probable that will disburse cash and the amount can be reliably estimated. Tax and civil proceedings are accrued when losses are assessed as probable and the amounts involved can be reliably measured. When the expectation of loss is possible, a description of the processes and amounts involved is disclosed in the notes to the financial statements. Labor proceedings are provided based on the historical percentage of disbursements. Contingent liabilities assessed as remote losses are neither accrued nor disclosed.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Legal obligations are accounted for as payables.

2.22                       Revenue recognition

Fibria recognizes revenue when: (i) the amount of revenue can be reliably measured; (ii) it is probable that future economic benefits will flow to the entity; and (iii) when specific criteria have been met for each of the Company sales including transfer of property and transfer of the risk of the product to the client based on the specific “Incoterm” (pre-defined commercial terms published by the International Chamber of Commerce) used and confirmation of available credit by the customer in order for the sale to be consummated. Revenue is the net amount after deduction of taxes, discounts and sales returns.

(a)                                Sale of products

The recognition of revenue for domestic and export pulp sales is based on the following principles:

(i)            Pulp - domestic market - sales are mainly made on credit, payable in average in 30 to 40 days. Revenue is recognized when the customer receives the product, whether on the carrier’s premises or on its own premises.

(ii)           Pulp - export market - export orders are normally supplied from third party warehouses located near strategic markets. Revenue is recognized when the risk of ownership of the pulp has been transferred to the client in accordance with the specific terms of the transaction. Export sale agreements generally establish transfer of risk based on “Incoterms” (2010) and the moment of transfer of risk as per the corresponding “Incoterm” is the moment on which revenue is recognized.

Previously to the CONPACEL, KSR and Piracicaba sale, as described in Note 1(d), Fibria operated in the paper segment and recognized sales from this segment as follows:

(iii)          Paper - domestic market - sales were made at sight or on credit (usually payable in 30, 60 or 90 days). Revenue recognition was consistent to the criteria that the Company applies for the pulp sale in the domestic market.

(iv)          Paper - export market - export orders were normally supplied from own or third party warehouses located near strategic markets. Revenue was recognized when the products were delivered to the carrier and risk and benefits transferred to the customer.

(b)                                Financial income

Financial income is recognized on an accrual basis, using the effective interest method, and to the extent that realization is probable.

2.23                       Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in Fibria’s financial statements at year-end based on the by-laws. Any amount that exceeds the minimum mandatory dividend is only provided on the date it is approved by the shareholders at the general meeting.

2.24                       Non-current assets held for sale and discontinued operations

The Company records assets held for sale as non-current assets when the asset (or disposal group of

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

assets) is available for immediate sale in its present condition and subject only to terms that are usual and customary for sales of such assets and the sale is highly probable.

For the sale to be highly probable, the appropriate level of management must be committed to a plan to sell the asset (or disposal group of assets), and an active program to locate a buyer and a complete plan must have been initiated. Further, the asset (or disposal group of assets) must be actively marketed for sale at a price that is reasonable in relation to its current fair value. In addition, the sale is expected to qualify for recognition as a completed sale within one year from the date of classification, unless completion within beyond one year is caused by events outside the Company’s control. Such circumstances include when at the date the Company commits to a plan to sell it has a reasonable expectation that other parties that are not the buyer (such as regulators or legal requirements) impose conditions that will extend the period to complete the sale beyond one year and both: (a) actions required to meets those conditions cannot begin until a firm purchase commitment is obtained, and (b) a firm purchase commitment is highly probable within one year.

The Company measures the assets held for sale (or group of assets) at the lower of its carrying amount and fair value less costs to sell. If the carrying amount exceeds the fair value less costs to sell an impairment loss is recognized in the statement of profit or loss. Any subsequent reversal of impairment is recognized only to the extent of the loss previously recognized.

The depreciation of an asset (or group of assets) stops when it is classifies as held for sale. The assets and liabilities of a disposal group classified as held for sale are presented separately and are not offset and presented as a single amount.

The effects on the statement of operations and the cash flow statement from discontinued operations are presented separately from the continuing operations, including the related income taxes and any impairment expense, if applicable. The operating, investing and financing cash flows related to the discontinued operations are presented in Note 35.

2.25                       New standards, amendments and interpretations not yet adopted

(a)                                New and amended standards adopted

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that had a material impact on the Company.

(b)                                New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2013, and have not been applied in preparing these consolidated financial statements. None of these is expected to have a significant effect on the consolidated financial statements of the Company, except the following set out below:

•             Amendment to IAS 1, “Financial statement presentation” regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in “Other Comprehensive Income (OCI)” on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

•             IFRS 13, “Fair value measurement”, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

•             IAS 19, “Employee benefits”, was amended in June 2011. The impact on the Company will be as follows: to immediately recognize all past service costs; to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset) and to recognize gains and losses from the remeasurment of the net benefit obligation, including actuarial gains and losses, in comprehensive income. The Company is yet to assess the full impact of the amendments but it expects changes in the remeasurment of its health care plan currently recognized in income to be recognized in other comprehensive income

•             IFRS 9, “Financial instruments”, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is selected for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Company is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after January 1, 2015. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the Board.

•             IFRS 10, “Consolidated financial statements”, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The Company does not expect any significant impact from the application of IFRS 10.

•             IFRS 11 is a more realistic reflection of joint arrangements by focusing on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangement:

•             Joint operations arise where a joint operator has rights to the assets and obligations relating to the arrangement and therefore accounts for its share of assets, liabilities, revenue and expenses.

•             Joint ventures arise where the joint venture has rights to the net assets of the arrangement and therefore equity accounts for its interest.

Proportional consolidation of joint ventures is no longer allowed. We concluded that our investment in Veracel Celulose S.A., Votorantim Overseas Trading Operations IV Limited and that Asapir Produção Florestal e Comércio Ltda. (“Asapir”) meet the definition of joint-operations and as such we expect as from January 1, 2013 to account for our share of assets, liabilities, revenue and expenses related to the arrangement which will have no significant difference in the financial position or

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

results of operations compared to the proportional consolidation of Veracel, VOTO IV and Asapir we are currently performing.

•             IFRS 12, “Disclosures of interests in other entities”, includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Company is yet to assess IFRS 12’s full impact and intends to adopt IFRS 12 no later than the accounting period beginning on or after January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that the Company believes may have a material impact on the Company.

3                                       Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The accounting estimates will seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year are addressed below.

(a)                                Business combinations and goodwill impairment

In a business combination, the identifiable assets acquired and liabilities assumed are measured at its fair value on the acquisition date. The non-controlling equity in the company acquired is valued at the fair value of this equity or at the relevant portion of fair value of the company’s net identifiable assets. Valuation techniques includes estimate future cash flows, fair value, credit risk and others, and it could be significant different from actual results.

Annually or more frequently if there is any change in circumstances that may result in a reduction of the recoverable amount of cash-generating units for which there is goodwill allocated, the Company performs impairment test of goodwill, following the accounting policy described in Note 2.16. The recoverable amount of UGCs is determined based on calculations of the value in use, which involves significant estimates (Note 36).

(b)                                Income tax and social contribution

The Company recognizes deferred tax assets and liabilities based on the temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. If we or one of our subsidiaries operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, our deferred tax asset could be reduced and, then the effective tax rate would increase.

As further disclosed in Note 15(e) in November 2011 the Company decided to transfer certain operations between subsidiaries outside Brazil which resulted in uncertainties with respect to the realization of deferred tax assets recorded by the subsidiary affected by the restructuring and, therefore, it realization cannot no longer be considered probable. Ultimate realization of deferred tax assets by such subsidiary ultimately depends on the level of taxable income of such entity through December 2014 which resulted

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

in the recognition of loss for the reduction of deferred tax assets of R$ 200,711.

(c)                                 Employee benefits

The current value of the obligations under the healthcare plan depends on a number of factors that are determined based on actuarial calculations using various assumptions. Among the assumptions used in determining the net cost (revenue) for the actuarial obligations balances, is the discount rate.

The liability for stock-based remuneration is recorded at its estimated fair value which is calculated by the company using the Binomial Tree model-Trinomial. Any changes in the assumptions used for calculating the liability will affect the amount recorded at the balance sheet date.

(d)                                Fair value of derivatives and other financial instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. Fibria uses judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. The Company also uses its judgment to define scenarios and figures presented in the sensitivity analysis included in Note 5.

Any changes to the assumptions used for calculations involving the fair value of financial instruments could dramatically affect the financial position of the Company.

(e)                                 Biological assets

The fair value of biological assets calculation takes into consideration various assumptions with a high degree of judgment, as the sales price, cubic volume of wood and/or the annual average harvest for each region. Any changes in these assumptions used, would change the discounted cash flow result and, consequently cause the appreciation or devaluation of these assets.

(f)                                  Revenue recognition and accounts receivable

The Company recognizes revenue and associated costs of sales at the time our products are delivered to our customers or when title and associated risks pass to our customers. Revenue is recorded net of tax deductions, discounts and sales returns.

The allowance for doubtful accounts is recorded in an amount we consider sufficient to cover any probable losses on realization of our accounts receivable from our customers and is included under selling expenses. Our accounting policy for establishing the allowance for doubtful accounts reserve requires that all invoices to be individually reviewed by the legal, collection and credit departments, in order to determine the amount of the probable expected losses.

(g)                               Review of the useful lives and recoverability of long-lived assets

The Company reviews its long-lived assets to be held and used in its activities, for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of future cash flows. The Company reduces the net book value if the carrying amount exceeds the recoverable amount. During the year ended December 31, 2012 the

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

Company performed impairment tests as detailed in Note 36.

(h)                                Contingent liabilities

The Company is currently involved in certain labor, civil and tax proceedings. The provision for contingencies are recorded based on management’s evaluation and on the advice of internal and external legal counsel, and are subjected to a high level of judgment.

4                                        Risk management

The Company’s risk management is carried out by the Governance, Risks and Compliance department which accumulates the activities of the risk management, internal controls, internal audit and ombudsman areas. The objective is to promote synergy between the areas, adding value to the business and strengthen governance of the Company. These area reports directly to the CEO and its processes are monitored by the Audit and Risks Committee, an advisory body of the Board of Directors.

The Company’s activities expose it to a variety of risks. As such, risk management classifies the risks inherent to its business in the following categories:

(a)                                Financial risks - Market risk - a detail of the policies for managing market risk is included in Note 4.2.1(a).

(b)                                Financial risks - Credit risk - a detail of the policies for managing credit risk is included in Note 4.2.1(b).

(c)                                 Compliance risk - corresponds to legal or regulatory penalties, financial losses or reputational damage that the Company may face due to a regulatory noncompliance. In order to manage this risk, the Company continually monitors compliance with laws, standards and regulations, implements contingency plans and segregation of duties in order to avoid conflicts of interest and to facilitate the assessment of risk and the related internal controls of the Company. These assessment includes assessment of environmental, labor and tax risks. The monitoring process includes communication and reporting of issues to senior management.

(d)                                Operational risk - results from the lack of consistency or adequacy of information systems, processing and operational controls, failures in the assets management, or cash flow management, or from frauds that affect the activities of the Company. Fibria has implemented a matrix system in which we perform materiality analysis accompanying the Company´s strategy in order to design controls to monitor the most significant accounts and processes of Fibria. The Company performs quarterly the validation of the risk matrix and controls through “GRC Process Control”, a tool that make easier the process of assurance regarding the effectiveness of the control, the reporting and correction of deviations in the process, considered this a unified strategy that guides managers, standardizes and integrates GRC processes at every level of the organization, with the final product a unique repository of the risks, a single taxonomy and the more commitment of top management in the letter of controls. The activity made by the Governance, Risks and Compliance department, which works together with business managers to seek compliance of internal controls, carried out by monitoring the processes, mitigating factor being the occurrence of operational risk for the adequacy controls the activity.

(e)                                 Event risk - results from internal and external events that affect the reputation and sustainability of the Company, such as those caused by social movements or trade unions, shutdown of facilities, layoffs, leak of sensitive information, among other. The Company monitors its relationships with different stakeholders closely in an effort to identify and anticipate potential risk events. In 2010, a Enterprise

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

Risk Management (ERM) program was implemented to perform analysis, evaluation, monitoring and treatment of strategic risks. For those risks defined as a priority (those with high level of potential impacts and high probability of occurrence) different work streams have been implemented by the Company for which action plans and Key Risk Indicators (KRIs) have been developed.

4.1                              Environmental risks

(a)                                Risks associated with climate change

Our activities expose us to climate change, which can affect the equilibrium of the ecosystems, the productivity of the forest and the availability of the necessary volume of water and energy for the factories.

Fibria adopts a cautionary approach in managing and operating its forest and industrial activities through the adoption of controls and monitoring tools, such as agronomic studies, genetic improvement in the production of eucalyptus that contemplates the adaptation of species in different climatic conditions, monitoring of water consumption in forested areas, among others.

(b)                                Environmental risks

(i)            Management of water resources - Fibria constantly monitors the situation in the watersheds where it operates with respect to water quantity and quality and might be the effect of the Company’s forest management. Use of water by the factories is governed by the environmental legislation of each location and the licensing requirements of each plant. Each of our facilities operate under proper and valid licenses.

(ii)           Forest protection - protection of the forests against pests, disease, weeds and fires is based on a strategy involving continuous cycles of prevention, monitoring and control. The Company has ongoing efforts to select and plant increasingly resistant plant strains, and is also concerned with preserving an ecological balance and acquiring know-how to improve its forest management.

(iii)          Biodiversity - the Company’s forestry activities are licensed by the relevant regulatory bodies and are socio environmental planning activities are performed. Relevant areas of native forest species are interspersed with eucalyptus plantations. Fibria tries to maintain its protected areas in the legal form of Legal Reserves, Permanent Preservation Areas (APPs) and Private Natural Heritage Reserves (RPPNs) through the protection, restoration, management and integration of those areas with its forest activities. The Company also seeks to minimize external factors and degradation factors that may affect these areas.

(iv)          Waste - Fibria is undertaking efforts to recycle pulp production waste by transforming them in products that can be used in the forestry area. This practice generates both environmental and economic benefits, with reduction in disposal of waste in landfills and replacing supplies with recycled waste in the silviculture operations.

(c)                                 Impacts on communities

Fibria is committed to the communities from different economic, social and cultural backgrounds, which are affected positively or negatively and in varying degrees by the cultivation of eucalyptus. In order to maintain a positive relationship with all of them, the Company has developed a plan to monitor these neighboring population and classified them based on the intensity of the relationship with the Company.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

The relationship model has been implemented in all the forestry operations with respect to the silviculture and harvest activities.

(d)                                Contracting with suppliers

In order to mitigate the risk of having our suppliers hiring child or forced labor, Fibria requires its supplies to provide a formal declaration with respect to this matter.

Two other mandatory hiring requirements to our suppliers are compliance with the environmental policies of Fibria and with the criteria for safe transportation (Safe Road Program). All contracts with suppliers and other business partners incorporate our Code of Conduct or refer to it. The Code reinforces the prohibition of discriminatory practices or violation of existing legislation.

The process to approve suppliers is performed every two years.

4.2                              Financial risks

4.2.1                    Factors of financial risks

Fibria’s activities expose it to a number of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk, price risk and commodity price risk), credit risk and liquidity risk. The majority of Fibria’s sales are denominated in US dollars, while costs are predominantly incurred in reais. Accordingly, there is a currency mismatch between Fibria’s costs and revenues.

Fibria’s overall risk management program focuses on minimizing, mitigating or transferring exposures to market risks. In this context, derivatives are used exclusively for economic hedge purposes as follows: (i) cash flow hedge against currency mismatching; (ii) cash flow hedge of debt and interest payments against interest and exchange rate volatility; and (iii) hedge against volatility in the price of pulp or other risk factors.

The execution of the operations to mitigate market risks is carried out by a central Treasury department following policies approved by the Board of Directors. The control of risks and monitoring of compliance with the policies is performed by the Governance, Risks and Compliance area, which reports directly to the CEO and to the Finance Committee and has independence to report non-compliance with the policies, to measure and to assess market risks. The Governance, Risk and Compliance area monitors all market risk exposures and ensures compliance with our policies. The Treasury department identifies, evaluates and hedges financial risks following the policies established. The Board of Directors reviews on an annual basis the policies and principles for the overall risk management, definition of the areas involved, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

Policies for the use of derivative financial instruments

On January 29, 2013, the Company’s Board of Directors approved the annual revision of the Market Risk Management Policy. The use of derivative financial instruments should follow such policy. The use of derivative financial instruments follow is in the view of management a conservative policy and every derivative contracted should be matched to an underlying risk generated by a hedged item which in turn results from operational transactions and expose the Company to risks related to changes in the price of commodities or risks arising from debt. Accordingly, derivative transactions are only permitted if related

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

to an existing exposure (hedge) and leveraged financial instruments are not allowed.

(a)                                Market risk

It is related to changes in prices or rates including interest rates, exchange rates and commodities prices. These changes may affect the expected return of an investment, of a financial investment, of revenue of probable sales, of the cash flow and fair value of principal and interest on debts. Indicators were developed to measure those risks. An internal assessment tool was developed to measure those risks. One internal tool was developed to assess the impacts of stressed scenarios and to perform sensitivity analysis and analysis of gaps. The Governance, Risk and Compliance area developed a compliance tool to monitor compliance with the approved policies.

(i)                                   Foreign exchange risk

The Company operates internationally and is exposed to foreign exchange risk arising from various currency exposures, mainly with respect to the US dollar.

The Company’s financial policy establishes that the purpose of its operations with derivatives is to reduce costs, mitigate cash flows volatility, hedge foreign exchange exposure and avoid currency mismatches.

The following table presents the carrying amount of the assets and liabilities denominated in the US dollars:

	2012	2011

Assets in foreign currency
Cash and cash equivalents (Note 9)	891,046	318,926
Marketable securities (Note 10)	432,706
Trade accounts receivable (Note 12)	714,142	916,391

	2,037,894	1,235,317
Liabilities in foreign currency
Loans and financing (Note 23)	8,542,851	9,230,592
Trade payables	105,194	35,676
Derivative instruments (Note 11)	273,079	213,887

	8,921,124	9,480,155

Asset (liability) exposure	(6,883,230)	(8,244,838)

The Company calculates its net exposure to each risk factor. When the risk factor is an exposure to US dollar or euro, maximum hedge limits are determined for exposure of up to 18 months. Hedging the exposure of transactions for periods between 12 and 18 months requires a recommendation by the Finance Committee.

The Company’s exposure to foreign currency generates market risks associated with changes in the exchange rates. Liabilities in foreign currency include loans obtained, mainly, in US dollars. The majority of the Company’s sales abroad are denominated in US dollars, while the sales of pulp in Brazil are in reais. Accordingly, the Company’s liabilities act as a natural hedge for currency exposure in

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

relation to export revenue, mitigating the mismatch between assets and liabilities.

(ii)                               Cash flow and fair value interest rate risk

As Fibria has no significant interest-bearing assets, Fibria’s net income and operating cash flows are substantially independent of changes in market interest rates on such assets.

Fibria’s interest rate risk arises from its debt. Loans issued at variable rates expose Fibria to cash flow interest rate risk. Loans issued at fixed rates expose Fibria to fair value interest rate risk.

Fibria’s policy on the use of derivatives establishes that, with respect to interest rate risk, transactions with terms and amounts matching the corresponding hedge debt may be entered into. The Company must maintain at least 50% of its debt subject to fixed interest rates.

Fibria manages its cash flow interest rate risk by using swaps following the terms and conditions imposed by the approved policies.

(iii)                           Commodity price risk

This risk is related to the volatility in the price of pulp, which is considered a commodity. Prices fluctuate depending on demand, productive capacity, inventories, commercial strategies adopted by the major forestry companies, paper producers, and availability of substitutes for these products in the market.

This risk is managed through different strategies. The Company has a specialized team, which continuously monitors the price of pulp and analyzes future trends, adjusting Fibria’s estimates, in order to assist in the process of taking preventive actions to best deal with the various scenarios. There are no liquidity in the market to mitigate a substantive portion of the risk to which Fibria’s operations are exposed. Pulp price derivatives available in the market are driven by their low liquidity, low volume and as a result prices may be subject to significant distortion.

Currently, the Company has no derivative to hedge against the fluctuation of the pulp price.

(b)                                Credit risk

Credit risk is the risk of one counterparty failing to discharge its obligation.

For every type of credit exposure and type of agreement a specific modeling is developed in order to evaluate the risks, identifying the exposure and performing sensitivity analysis of credit limits.

A monthly report is prepared by the Governance, Risk and Compliance area quantifying credit risk exposure arising from all the relationships of Fibria.

Credit risk is managed on a consolidated basis. Credit risk arises from cash equivalents (including bank deposits), derivative financial instruments, instruments recorded under marketable securities (Brazilian federal government securities, Bank Deposit Certificates (CDBs), Fixed Income Box (CDB Box), reverse repurchase agreements), letters of credit, insurance companies, customers (considering the payment terms agreed), suppliers (with respect to advances made for new projects) and others.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

(i)                                   Banks and financial institutions

Quantitative measures of credit risk were developed for exposures with banks and financial institutions (investments, current accounts and derivative financial instruments). The expected value of the exposure “Expected Credit Exposure (ECE)” and the worst expected exposure “Worst Credit Exposure (WCE)” of all exposures with counterparties are measured. We disclose the credit ratings of these entities in Note 8.

Fibria has a policy of contracting with private entities which have a minimum credit rating issued by one of the following rating agencies: Fitch, Moodys or Standard & Poors. The minimum rating required for the counterparties is “AA-” (or “Aa3” at the local level) or “A” (or “aA2”at the global level). The exposure to a single private counterparty cannot exceed none of the following limits: 20% of Fibria’s total cash and cash equivalents plus marketable securities, 10% of the shareholders’ equity of the counterparty (based on the most recent information published by the counterparty), or 15% of the Company’s shareholders’ equity (based on the most recent information available).

(ii)                               Clients and advance to suppliers

In the case of credit risk arising from customer credit exposure, Fibria assesses, through the Credit Committee, the credit quality of the customer, taking into account mainly past experience and defines individual credit limits, which are continuously monitored.

Fibria major customers are large solid companies and, for a large part, with more than 20 years of relationship with the Company, reducing the credit risk.

Credit analyses are performed on a regular basis and when considered necessary, and letters of credit or credit insurance coverage is obtained to protect the Company. The majority of export sales to Europe and Asia are covered by letters of credit or credit insurance with the Compagnie Française d’ Assurance pour le Commerce Extérieur (COFACE).

The allowance for doubtful accounts is recorded at an amount sufficient to cover expected probable losses on the collection of trade accounts receivable and is charged to “Selling expenses” (Note 12).

(c)                                 Liquidity risk

With respect to liquidity risk, the Company’s policy is to maintain balances of cash and financial investments of, at least an amount equivalent to the operational cash needs outflow for the following twelve months plus debt service for a period of also twelve months.

Excess of cash is invested in instruments that generally have current availability and the approved policies allow for a minor portion to be invested in instruments with maturity not exceeding 365 days.

All derivatives instruments are over-the-counter derivatives and do not require to post margin deposits as collateral.

The table below presents Fibria’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and as such they differ from the amounts presented in the consolidated balance sheet.

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

	Less than one year	Between one and two years	Between two and five years	Over five years

At December 31, 2012
Loans and financing	1,739,139	2,881,125	4,163,566	5,878,870
Derivative instruments	44,853	50,739	246,710	117,785
Trade and other payables	564,172	54,234	14,516	31,452

	2,348,164	2,986,098	4,424,792	6,028,107

At December 31, 2011
Loans and financing	1,636,635	2,723,403	3,919,605	7,916,925
Derivative instruments	134,886	6,321	104,913	16,099
Trade and other payables	516,061	47,197	14,516	35,081

	2,287,582	2,776,921	4,039,034	7,968,105

4.2.2                    Capital risk management

Management monitors indebtedness on the basis of a consolidated indebtedness ratio. This ratio is calculated as net debt divided by net income before interest, income taxes including social contribution, depreciation and amortization and other items as further described below (“Adjusted EBTIDA”). Net debt represents total loans, less cash and cash equivalents and marketable securities and the fair value of derivative financial instruments.

The Indebtedness and Liquidity Management Policy set guidelines for indebtedness and liquidity management with the ultimate objective of regaining and subsequently maintaining an investment grade rating issued by S&P, Moody’s and Fitch. Achieving better rating investment grade would enable Fibria to diversify its financing sources, allow timely access to the capital markets, lower financing costs, and ultimately create value to stakeholders. This policy reinforces Fibria’s corporate governance and is part of its internal controls. This policy supplements the “Market Risk Management Policy” referred to above. The Governance, Risk and Compliance area has the discretion to monitor and report, independently from the Treasury area, about the compliance with the requirements of the policy.

The Fibria’s policy predicts the relation between net debt versus adjusted EBITDA ratio within the range of 2.0x and 2.5x. In spite of such stated objective, Fibria may reach a maximum leverage ratio up to 3.5x depending on the point of the expansion cycle. The management and strategic decisions of the Company should not imply that this ratio exceeds 3.5x. The net debt to adjusted EBITDA ratio shall be computed on the last day of each quarter as the division of net debt at the measurement date by accumulated adjusted EBITDA during the preceding four quarters. In the event the ratios exceed the limits established by the policy due to external factors, all efforts shall be taken to bring them back to compliance.

The Company should maintain a minimum cash balance, as defined below, in order to minimize the risk that cash flow mismatches affect the ability of the Company to meet its commitments. The minimum cash balance is defined as the sum of: (i) the minimum operating cash used during the cash conversion cycle of the Company; plus (ii) the cash needs to meet financial debt obligation (principal and interest) for the next 12 months. In addition, the Company may seek additional liquidity, through revolving credit facilities, to meet the minimum cash balance required by rating agencies methodologies. Fibria’s

Fibria Celulose S.A.

Notes to the consolidated financial statements

at December 31, 2012

In thousands of reais, unless otherwise indicated

liquidity is mainly monitored through 12 months projected cash flows. Cash flow projections comprise stress tests considering exogenous market risk factors such as changes in foreign exchange rates, interest rates and pulp prices, as well as endogenous factors.

Management of debt and liquidity should also consider the contractual financial covenants, contemplating a safety margin in order to avoid them being exceeded.

The Company prioritizes funding in the same currency of its cash generation, thus seeking a natural currency hedge for its cash flow. Instruments shall be compatible with the Company’s desired debt profile. All sources of funds shall be approved by the bodies which are required by the current Bylaws, and also approved by those individuals and bodies established in the internal policies and procedures.

The Treasury is responsible for developing contingency plans, which should specify all necessary actions to address potential non-compliance. The plan shall be submitted to the Finance Committee and monitored by all parties involved in this process.

The indebtedness ratios at December 31, 2012, 2011 and 2010 were as follows measured in reais:

	Millions of reais
	2012	2011	2010

Loans and financing (Note 22)	10,768	11,324	10,581
Payable - Aracruz acquisition (Note 35)			1,441

Less - cash and cash equivalents (Note 9)	944	382	431
Less (plus) - derivative instruments (Note 11)	(273)	(214)	133
Less - marketable securities (Note 10)	2,352	1,678	1,641

Net debt	7,745	9,478	9,817

Adjusted EBITDA	2,253	1,981	2,749

Indebtedness ratio	3.4	4.8	3.6

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Adjusted EBITDA is reconciled to net income before taxes as follows:

	Millions of reais
	2012	2011	2010

Income (loss) from continuing operations before taxes on income	(990)	(1,491)	616
Plus
Financial results, net	1,696	1,869	364
Equity in losses of associate			7

Total from continuing operations	707	378	987

Discontinued operations (Note 35(a)(i))		365	113
Depreciation, amortization and depletion	1,848	1,839	1,617

EBITDA	2,555	2,582	2,717

Other items eliminated to arrive to adjusted EBITDA
Gain on disposal of CONPACEL, KSR and Piracicaba (Nota 35(iii))		(533)
Impairment of recoverable ICMS	90	59	111
Change in fair value of biological assets (Nota 18) (i)	(298)	(146)	(92)
Tax credit (Crédito-Prêmio de IPI)	(93)
Other (ii)	(1)	19	13

Adjusted EBITDA	2,253	1,981	2,749

(i)              The change in fair value of consolidated biological assets for the year 2011 does not reconcile directly with amounts in Note 19, as result of the reclassification of biological assets of Losango Project as assets held for sale.

(ii)           Includes non-recurring sale of property, plant and equipment and credits from the sale of investments.

The indebtedness ratio rose significantly from 3.6 in 2010 to 4.8 at December 2011, mainly due to the devaluation of the real at through the end of 2011. The average exchange rate for the last 12 months, reflected in EBITDA, was R$ 1.6737 while the exchange rate at the end of the year at December 31, 2011, reflected in the measurement of net debt, was R$ 1.8758. The increase in the indebtedness ratio reflects the time mismatching between the impact of devaluation of the real in the EBTIDA on one side and in the net debt on the other side.

The indebtedness ratio decreased from 4.8 in 2011 to 3.4 at December 2012, mainly due to increase in cash regarding of the sale of assets and capital increase and reduction on level of gross indebtedness in the period.

As from June 2012 debt financial covenants including the indebtedness ratio are measured in US dollars as further described in Note 23. Since the ratios used above for the year ended December 31, 2012 are measured in reais there are differences between the ratio presented above and the ratio measured following the debt financial covenant requirements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Considering the scenario the Company continues to focus on actions that include reduction of fixed and variable costs, selling expenses, capital expenditures and in improvements in working capital. We have also focused on actions that may result in additional liquidity such as the forest and land in the south of Bahia, the sale of the Losango assets (Notes 1(d) and 35) as well as other non-strategic assets. This actions have the purpose of strengthening the capital structure of the Company resulting in improved Net debt to Adjusted EBITDA ratios.

5                                        Sensitivity analysis

The analysis below presents the sensitivity analysis of the effects of changes in relevant risk factors to which the Company is exposed at the end of the year. Management believes that a reasonable possible scenario is that the exchange rate between the US dollar and the real will reach R$ 2.00 and that changes will be observed in the pulp price over a three-month period considering current market expectation and historical changes in prices of pulp.

The other risk factors were not considered to have a significant effect on the result of financial instruments.

Instruments denominated in foreign currency - mainly in US dollars	Scenario	Impact on income (expense) - in reais

Loans and financing	Depreciation of 2.13% of the real against the US dollar compared to the Ptax rate at December 31, 2012 - from R$ 2.0435 to R$ 2.00	175,575
Cash, cash equivalents and marketable securities		(28,020)
Derivative instruments		47,414
Account receivables		(15,202)
Account payable		2,239

Total of estimated impact		182,006

As shown above, a depreciation of the real against the US dollar, considering the closing rate and the balance of financial instruments at December 31, 2012, would lead to a reduction in the liabilities recognized in the balance sheet and a corresponding gain of approximately R$ 182,006.

Considering this projected scenario compared with the average exchange rate of R$ 1.9531 observed during the year ended December 31, 2012, net revenue would have increased by 1.9%, representing an approximate amount of R$ 119 million over a 12 month period considering the volume and sale prices of the year 2012.

According to the CVM Decision no 550/08, the following table presents the change in the fair value of derivative financial instruments, loans and financings and marketable securities, in two adverse scenarios, that could generate significant losses to the Company. The probable scenario was stressed considering an additional 25% and 50% with respect to the probable scenario of R$ 2.00:

	Impact of an appreciation of the real against the US dollar on the fair value
	Probable -	Possible (25%) -	Remote (50%) -
	R$ 2.00	R$ 2.50	R$ 3.00

Derivative instruments	47,414	(514,644)	(1,159,541)
Loans and financing	175,575	(1,842,525)	(3,860,625)
Marketable securities	(28,020)	299,143	626,792

Total impact	194,969	(2,058,026)	(4,393,374)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

6                                        Fair value estimates

Financial instruments measured at fair value in the balance sheet are classified in the following levels based on the fair value hierarchy:

(a)                                Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

(b)                                Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

(c)                                 Level 3 - inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•            quoted market prices or dealer quotes for similar instruments;

•             the fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;

•             the fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;

•             other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

All marketable securities and derivatives are classified in Level 2 and the investment made in Ensyn is classified in Level 3 on the fair value hierarchy.

6.1                              Fair value of loans and financing

The fair value of loans and financing, which are measured at amortized cost in the balance sheet, is estimated as follows: (a) bonds, for which fair value is based on the observed quoted price in the market (based on an average of closing prices provided by Bloomberg), and (b) for the other financial liabilities that do not have a secondary market, or for which the secondary market is not active, fair value is estimated by discounting the future contractual cash flows by current market interest rates. The following table presents the fair value of loans and financing:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	Yield used to
	discount (*)	2012	2011	2010

Quoted in the secondary market
In foreign currency
Bonds - VOTO IV		501,430	418,757	368,457
Bonds - VOTO III			126,676	108,325
Bonds - Fibria Overseas		4,928,110	4,852,233	3,399,471
Estimated based on discounted cash flow
In foreign currency
Export credits	LIBOR USD	2,937,262	3,057,792	5,043,154
Export credits (ACC/ACE)	DDI	661,363	618,796	66,343
FINIMP	LIBOR USD			4,627
Leasing	LIBOR USD		14,942	48,408
Export credits (Finnvera)	LIBOR USD	262,511	287,359	300,023
EIB Europe Inv. Bank	LIBOR USD		781	4,873
Others				20,449
In local currency
BNDES - TJLP	DI 1	1,469,549	1,444,994	1,371,045
Currency basket	DI 1	264,602	238,096	189,217
FINEP	DI 1	2,487	1,886	67,368
FINAME	DI 1	14,450	9,013
NCE in reais	DI 1	726,727	627,590	622,709
Accounts payable - stocks acquisition	DI 1			1,448,440
Midwest Fund	DI 1	56,960	63,070	66,695

		11,825,451	11,761,985	13,129,604

(*) Used to calculate the present value of the loans.

6.2                              Fair value measurement of derivative financial instruments

Derivative financial instruments are recorded at its fair value as detailed in Note 11. All derivative financial instruments are classified as Level 2 in the fair value hierarchy.

The Company estimates the fair value of its derivative financial instruments and acknowledges that it may differ from the amounts payable/receivable in the event of early settlement of the instrument. This difference results from factors such as liquidity, spreads or the intention of early settlement from the counterparty, among others. The amounts estimated by management are also compared with the Mark-to-Market (MtM) provided as reference by the banks (counterparties) and with the estimates performed by an independent financial advisor.

Management believes that the fair value estimated for those instruments following the methods described below, reliably reflect fair values.

The methods used for the measurement of the fair value of the derivative financial instruments used by the Company consider methodologies commonly used in the market and which are based on widely tested theoretical bases.

The methodologies used to estimate the MtM and to record the financial instruments is defined in the manual developed by the Company’s risk and compliance management area.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

A summary of the methodologies used for purposes of determining fair value by type of instrument is presented below.

•             Non-deliverable forwards - a projection of the future exchange rate is made, using the observable foreign currency coupon and the observed fixed yield curve in reais at each maturity date. The difference between the forward exchange rate obtained through this method and the contractual forward exchange rate is determined. This difference is multiplied by the notional amount of each contract and discounted to present value using the observed fixed yields in reais.

•             Swap contracts - the present value of both the asset and liability legs are estimated through the discount of forecasted cash flows using the observed market interest rate for the currency in which the swap is denominated. The contract fair value is the difference between the asset and liability.

•             Options (Zero Cost Collar) - the fair value was calculated based on the Garman Kohlhagen model. Volatility information and interest rates are observable and obtained from BM&FBOVESPA exchange information to calculate the fair values.

The yield curves used to calculate the fair value in December 31, 2012 are as follows:

Interest rate curves
Brazil		United States		Dollar coupon
Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %	Vertex	Rate (p.a.) - %

1M	6.97	1M	0.23	1M	4.00
6M	7.09	6M	0.30	6M	1.71
1A	7.14	1A	0.33	1A	1.56
2A	7.71	2A	0.38	2A	1.67
3A	8.19	3A	0.48	3A	1.93
5A	8.64	5A	0.84	5A	2.56
10A	9.33	10A	1.82	10A	3.74

7                                        Financial instruments by category

The Company’s financial instruments by category are presented below:

	2012	2011

Assets
Loans and receivables
Cash and cash equivalents (Note 9)	943,856	381,915
Trade accounts receivable (Note 12)	754,768	945,362
Other	367,138	203,122

	2,065,762	1,530,399

At fair value trough profit and loss
Derivative instruments (Note 11)	44,819
Marketable securities (Note 10)	2,351,986	1,677,926
Warrant to acquire Ensyn’s shares (Note 17)	6,101

	2,402,906	1,677,926

Available for sale financial assets
Other investments - fair value method (Note 17)	34,573

Liabilities
At amortized cost
Loans and financing (Note 22)	10,767,955	11,324,417
Trade and other payables	801,721	668,568

	11,569,676	11,992,985

At fair value trough profit and loss
Derivative instruments (Note 11)	317,898	213,887

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

8                                        Credit quality of financial assets

The credit quality of financial assets can be assessed by reference to external credit ratings (when available) or to historical information about counterparty default rates, analysis of its financial position and information about negative credit events. With respect to credit quality of counterparties that are financial institutions (such as amounts recorded in cash and cash equivalents, marketable securities and derivative financial instruments) the Company considers the lowest rating of the counterparty as rated by the three main international agencies (Moody’s, Fitch and Standard & Poors) in accordance with the internal policy of market risk management:

	2012	2011

Trade accounts receivables
Counterparties with external credit rating (S&P - Standard Poor’s and D&B - Dun & Bradstreet)
S&P - AA-	124,188	158,628
S&P - A	74,236	149,735
S&P - BBB	66,726	21,523
S&P - BB	75,913	27,347
D&B - 2		40,220

Counterparties without external credit rating
A - Low risk	261,129	128,819
B - Average risk	125,174	287,195
C - Average to high risk	27,402	131,985
D - High risk	61,955	76,212

Total trade accounts receivables	816,723	1,021,574

Cash and cash equivalents and marketable securities
brAAA	2,641,602	1,578,282
brAA+	231,333	274,015
brAA	194,047	57,006
brAA- (ii)	70,052	119,096
A (ii)	64,252	24,266
Other (i)	94,556	7,176

Total cash and cash equivalents and marketable securities (Notes 9 and 10)	3,295,842	2,059,841

Assets - derivative financial instruments
brAAA	40,603	63,183
brAA+	3,650	7,957
Others	566	3,944

	44,819	75,084

(i)            Includes counterparties without external credit rating by none of the three main rating agencies.

(ii)         Transaction approved by the Finance Committee.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The risk rating of the main financial institutions to which we are exposed is presented below:

Rating used
	for credit	Rating
Counterpart	risk analysis	agency

Banco ABC Brasil S.A.	AA-.br	Fitch
Banco Alfa de Investimento S.A.	AA-.br	Fitch
Banco Bradesco S.A.	AAA.br	S&P
Banco BTG Pactual S.A.	AA.br	Fitch
Banco do Brasil S.A.	AAA.br	Moody’s
Banco Itaú BBA	AAA.br	Fitch
Banco Safra S.A.	AA+.br	Fitch
Banco Santander Brasil S.A.	AAA.br	Moody’s
Banco Standard de Investimento	AAA.br	Fitch
Banco Volkswagen S.A.	AAA.br	S&P
Banco Votorantim S.A.	AA+.br	Fitch
BES Brasil	AA-.br	Moody’s
BNP Paribas Brasil	AAA.br	S&P
Caixa Econômica Federal	AAA.br	Fitch
Citibank Brasil	AAA.br	S&P
Deutsche Bank S.A.	AAA.br	Fitch
HSBC Brasil	AAA.br	Moody’s
Bank of America Corp.	BBB+	Moody’s
Bank of Austria	A	Fitch
Barclays PLC	A	Fitch
Credit Suisse AG	A	Fitch
Goldman Sachs Group Inc.	A-	S&P
JPMorgan Chase Bank NA	A+	S&P
Morgan Stanley	A-	S&P
Standard Chartered PLC	A	Moody’s
UBS AG	A	Fitch
WestLB AG	BBB	S&P

The internal risk rating regarding customers is as follows:

•             A - Low risk - customer with highly solid financial position, with no market restrictions and with no historical default experience, with a long time of relationship, or covered by credit insurance.

•             B - Average risk - customer with solid financial position, with no market restrictions and with no default history.

•             C - Average to high risk - customer with reasonable financial position, with moderate market restrictions and low default history.

•             D - High risk - customer with weak financial position, with moderate through high market restrictions and negative default history with the Company.

None of the financial assets that are fully performing has been renegotiated in the last year. None of the loans to related parties is past due or impaired.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

9                                        Cash and cash equivalents

	Average
	yield - %	2012	2011

Cash and banks		52,810	62,989
Foreign currency
Fixed-term deposits - CDB	0.29	891,046	318,926

Cash and cash equivalents		943,856	381,915

CDB are highly liquid, are readily convertible into a known amount of cash and subject to an immaterial risk of change in fair value if early redemption is requested.

10                                 Marketable securities

Marketable securities include financial assets classified as trading as follows:

	2012	2011

Brazilian federal government securities including under reverse repurchase agreements
LFT	268,984	208,602
LTN Over	111,907	149,730
MTN Over	186,374
Other		4,666

Private securities including securities under reverse repurchase agreements
Reverse repurchase agreements	766,281	1,282,236
CDB	584,734	31,750
CDB Box		942
RDB - fixed interest rate	1,000

In foreign currency
Private securities including securities under reverse repurchase agreements
Time deposits	432,706

Marketable securities	2,351,986	1,677,926

Private securities are mainly composed of short-term investments in CDB and reverse repurchase agreements which have immediate liquidity and carry interest based on the Interbank Deposit Certificate (CDI) interest rate. Government securities are composed of National Treasury Bills and Notes all issued by the Brazilian federal government. The average yield of marketable securities in the year of 2012 was 102.66% of the CDI (102.47% in 2011). Securities in foreign currency correspond to time deposits with maturity over 90 days.

The CDB Box operations are interest-bearing instruments with interest based on the CDI rate, with no exposure to foreign exchange risk.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

11                                 Derivative financial instruments

The following tables present the derivatives, segregated by type, presenting both asset and liability position of the swap contracts, by hedge strategy adopted by us, and also the schedule of maturities based on contractual maturities.

(a)                                Derivative financial instruments by type

	Reference value (notional) - in US dollars		Fair value
Type of derivative	2012	2011	2012	2011

NDF (US$)	170,000	921,900	(26,432)	(134,206)
Swap JPY x US$ (JPY)		45,000		27,804
Swap DI x US$ (US$)	306,226	233,550	(78,345)	11,373
Swap LIBOR x Fixed (US$)	564,012	227,891	(8,145)	(10,655)
Swap TJLP x US$ (US$)	349,860	416,478	(148,123)	(92,165)
Swap Pre x US$ (US$)	97,737	41,725	(13,205)	(9,084)
Zero cost dollar	410,000	162,000	1,171	(6,954)

			(273,079)	(213,887)

Classified
In current assets			18,344	31,638
In non-current assets			26,475	43,446
In current liabilities			(54,252)	(163,534)
In non-current liabilities			(263,646)	(125,437)

Total, net			(273,079)	(213,887)

(b)                                Derivative financial instruments by type and broken down by nature of the exposure (asset and liability exposure for swaps)

	Reference value (notional) - in currency of origin		Fair value
Type of derivative	2012	2011	2012	2011

Future contracts - NDF
Cash flow hedge (US$)	170,000	921,900	(26,432)	(134,206)

Swap contracts
Asset
JPY fixed rate (JPY to USD)		4,754,615		136,077
USD LIBOR (LIBOR to fixed)	564,012	227,891	1,153,420	427,843
BRL fixed rate (BRL to USD)	551,195	399,370	706,349	514,257
BRL TJLP (BRL to USD)	569,708	679,784	572,177	611,091
BRL Pre (BRL to USD)	183,427	66,468	170,934	64,391
Liability
USD fixed rate (JPY to USD)		45,000		(108,273)
USD fixed rate (LIBOR to fixed)	564,012	227,891	(1,161,565)	(438,498)
USD fixed rate (BRL to USD)	306,226	233,550	(784,694)	(502,884)
USD fixed rate (BRL TJLP to USD)	349,861	416,478	(720,300)	(703,256)
USD fixed rate (BRL to USD)	97,737	42,313	(184,139)	(73,475)

Total of swap contracts			(247,818)	(72,727)

Options
Zero cost dollar	410,000	162,000	1,171	(6,954)

			(273,079)	(213,887)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Derivative financial instruments by type of economic hedge strategy

	Fair value		Value (paid) or received
Type of derivative	2012	2011	2012	2011

Exchange rate hedge
Cash flow hedge of exports	(25,261)	(141,160)	(151,109)	135,718
Hedge of debt	(239,673)	(62,072)	33,484)	21,019
Hedge of receivable from sale of investments				(61,045)
Interest rate hedge
Hedge of debt	(8,145)	(10,655)	(8,743)	(6,081)

	(273,079)	(213,887)	(126,368)	69,611

(d)                                Fair value of derivative financial instruments by maturity date and counterparty

The following tables present information about derivative financial instruments grouped by maturity and counterparty.

The following table presents the fair values by month of maturity:

	2012
	2013	2014	2015	2016	2017	2018	2019	2020	Total

January	(11,875)	(2,652)	(4,065)	(4,067)	(3,311)				(25,970)
February	(10,120)	(3,188)	(4,586)	(3,882)	(2,976)	1,651	1,096	292	(21,713)
March	(2,092)	(1,856)	(2,784)	(2,403)	(2,238)	(80)			(11,453)
April	(3,195)	(3,095)	(4,511)	(3,932)	(3,420)	15			(18,138)
May	(1,873)	(3,590)	(4,915)	(3,952)	(2,987)	628	279		(16,410)
June	93	(3,578)	(5,154)	(4,499)	(3,674)	(116)			(16,928)
July	(1,058)	(3,453)	(3,852)	(3,077)	(1,683)				(13,123)
August	(1,965)	(3,993)	(4,176)	(2,969)	(1,231)	(9,170)	(11,040)	(12,195)	(46,739)
September	770	(2,111)	(7,304)	(6,637)	(27,668)	(15,716)			(58,666)
October	(1,459)	(3,791)	(3,980)	(3,202)	(1,722)				(14,154)
November	(1,813)	(4,189)	(4,228)	(3,051)	(1,288)	500			(14,069)
December	(1,320)	(4,546)	(4,465)	(3,567)	(1,818)				(15,716)

	(35,907)	(40,042)	(54,020)	(45,238)	(54,016)	(22,288)	(9,665)	(11,903)	(273,079)

	2011
	2012	2013	2014	2015	2016	2017	2018	Total

January	(23,146)	(447)	25,680	(3,000)	(2,820)	(2,483)		(6,216)
February	(16,878)	(540)	(2,049)	(2,966)	(2,879)	(2,475)		(27,787)
March	(11,919)	1,045	(1,874)	(2,951)	(2,980)	(2,415)	86	(21,008)
April	(17,225)	(355)	(2,756)	(3,228)	(2,933)	(2,764)		(29,261)
May	(13,148)	(565)	(2,571)	(3,262)	(2,932)	(2,782)		(25,260)
June	(1,991)	1,414	(2,208)	(3,055)	(2,908)	(2,675)	104	(11,319)
July	(18,880)	(1,520)	(2,796)	(2,658)	(2,548)	(1,289)		(29,691)
August	(18,824)	(1,396)	(2,662)	(2,695)	(2,539)	(1,286)		(29,402)
September	(668)	(48)	(2,461)	(3,018)	(2,290)	2,973	8,745	3,233
October	(6,905)	(1,519)	(2,908)	(2,897)	(2,499)	(1,281)		(18,009)
November	(420)	(1,289)	(2,854)	(2,926)	(2,476)	(1,288)		(11,253)
December	1,484	(240)	(2,736)	(2,769)	(2,431)	(1,222)		(7,914)

	(128,520)	(5,460)	(2,195)	(35,425)	(32,235)	(18,987)	8,935	(213,887)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Additionally, we present a table breaking down the notional and fair value by counterparty:

	2012		2011
	Notional - in		Notional - in
	US dollars	Fair value	US dollars	Fair value

Citibank S.A.	138,181	(39,734)	240,376	(6,695)
Banco Itaú BBA S.A.	243,261	(17,865)	382,812	(49,975)
Banco Safra S.A.	221,226	(55,131)	233,550	11,372
Banco Santander (Brasil) S.A.	248,918	(93,734)	255,556	(57,139)
Bank of America Merrill Lynch			96,400	(20,041)
BES Investimento do Brasil S.A.			10,000	(1,772)
Deutsche Bank S.A.	143,450	(2,033)	37,500	(3,699)
Goldman Sachs do Brasil	123,250	(3,107)	186,850	(17,507)
HSBC Bank Brasil S.A.	154,601	(21,101)	135,046	(22,460)
Morgan Stanley & CO.	58,912	(1,747)	229,042	(22,415)
Banco Standard de Investimentos	35,000	(6,821)	14,500	(1,791)
Standard Chartered Bank			57,500	(8,285)
Banco Barclays S.A.	15,000	(3,412)	124,500	(10,959)
Banco WestLB do Brasil			45,500	(2,521)
Banco Credit Agricole Brasil S.A.	213,950	(3,844)
Banco BNP Paribas Brasil S.A.	125,000	853
Rabobank Brasil S.A.	50,000	(2,389)
Banco Bradesco S.A.	85,000	(23,214)
Banco Votorantim S.A.	42,086	200

	1,897,835	(273,079)	2,049,132	(213,887)

Fair value does not necessarily represent the cash required to immediately settle each contract, as such disbursement will only be made on the date of maturity of each transaction, when the final settlement amount will be determined.

The outstanding contracts at December 31, 2012 are not subject to margin calls or anticipated liquidation clauses resulting from mark-to-market variations. All operations are over-the-counter and registered at CETIP (a clearing house).

Follows a description of the types of contracts and risks being hedged.

(i)                                   Non-Deliverable Forwards (NDF)

The Company entered into US dollar forwards in order to hedge part of its future export revenue, which is considered highly probably to occur, against a devaluation of the real against the US dollar.

(ii)                               LIBOR versus fixed rate swap

The Company has plain-vanilla swaps of quarterly LIBOR versus fixed rates with the objective of hedging debt carrying interest based on LIBOR against any increase in LIBOR.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(iii)                           Japanese yen versus US dollar swap

The Company has plain-vanilla swaps of Japanese yen versus the US dollar with the objective of hedging exposure to currency fluctuations on a bond that was issued in yen. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows. In December 2012, the Company prepaid 100% of the amount.

(iv)                            DI versus US dollar swap

The Company has plain-vanilla swaps of Interbank Deposit (DI) versus the US dollar with the objective of changing our debt exposure in reais, subjected to DI into a debt in US dollars with fixed interest. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(v)                                TJLP versus US dollar swap

The Company has plain-vanilla swaps of Long-term Interest Rate (TJLP) versus the US dollar with the objective of changing our debt exposure in reais subject to interest based on TJLP, to debt in US dollars with fixed interest. The swaps are matched to the related debt with respect to underlying amounts, maturity dates and cash flows.

(vi)                            Zero cost collar

The Company entered into a zero cost collar (a purchased option (put) to purchase dollars and a written option (call) to sell dollars) with no leverage. The difference between the strike price of the put (floor) and of the call (ceiling) result in a floor and cap of the dollar exchange rate, thereby forming a “Collar”.

(vii)                        Pre swap versus US dollar swap

The Company has plain-vanilla swaps to transform fixed interest debt in reais to a debt in US dollar with fixed rate. The swaps are matched to debt with respect to underlying amounts, maturity dates and cash flows.

(viii)                    Hedge of receivable from the sale of investments

The Company entered into US dollar forwards in order to hedge its future cash inflow, in reais, from the collection of the amount in US dollar, regarding the sale of the Piracicaba CGU. The notional amount is equivalent to the sale price of US$ 313 million and was contracted with an exchange rate of R$ 1.6181 resulting in an equivalent amount in reais of R$ 506,455. The operation was settled on September 29, 2011.

12                                 Trade accounts receivable

(a)                                Breakdown of the balance by type of customer

	2012	2011

Domestic customers	99,601	102,305
Intercompany	2,980	2,878
Export customers	714,142	916,391

	816,723	1,021,574

Allowance for doubtful accounts	(61,955)	(76,212)

	754,768	945,362

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

In 2012, were made credit assignments without recourse for certain customers, in the amount of R$ 686,619 (R$ 306,787 at December 31, 2011) so that these value was not recognized as trade account receivable and is not included in the balance above. Additionally, the combination of the sales volume, pulp average price and effect of the exchange currency in the period, contributed to minimize the reduction in the balance.

(b)                                Breakdown of the balance by maturity and allowance for doubtful accounts

The following table presents a breakdown of trade receivables by maturity:

	2012	2011

Maturing
Up to two months	438,069	511,079
Two to six months	247,297	306,411
Six to twelve months	579	16

Matured
Up to two months	63,576	125,363
Two to six months	1,962	330
Six to twelve months	2,069	609
Over one year	1,216	1,554

	754,768	945,362

At December 31, 2012, trade accounts receivable of R$ 68,823 (December 31, 2011 - R$ 127,856) were past due but not impaired. Management has a process to manage collections and does not expect to have losses on those receivables. The receivables are related to several unrelated customers for whom there is no recent history of default.

At December 31, 2012, trade accounts receivable of R$ 61,955 (December 31, 2011 - R$ 76,212) were impaired and included in the allowance for doubtful accounts. The individually impaired trade accounts receivable mainly relate to customers under judicial collection with a low probability of recovery.

Changes in the allowance for doubtful accounts are as follows:

	2012	2011	2010

At January 1	(76,212)	(56,114)	(39,738)
Reversal (provision)	3,376	(22,237)	(27,047)
Trade accounts receivable written off during the year as uncollectible	10,940	2,139	8,595
Exchange effect	(59)		270
Reclassification to assets held for sale			1,806

At December 31	(61,955)	(76,212)	(56,114)

(c)                                 Main customers

The Company has two customers that represent 32% of the Company’s net revenue (29% in 2011).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(d)                                Breakdown of the balance by currency

Fibria’s trade accounts receivable are denominated in the following currencies:

	2012	2011

Real	41,345	29,632
US dollar	707,609	914,048
Euro	5,814	1,682

	754,768	945,362

(e)                                 Guarantees in compror operations and factoring of trade receivables

The Company is a guarantor of compror operations performed by selected customers in Brazil, whose value guaranteed at December 31, 2012 was R$ 67,389 (R$ 84,376 at December 31, 2011). Fair value of those guarantees is not significant considering the high credit quality of those selected customers and that there is no history of default from these customers.

The Company makes credit assignments without credit recourse of certain customers so that these assets were derecognized from account receivables and it is not included in the balance of accounts receivable.

13                                 Inventories

The balances of inventories as of December 31, 2012 and 2011 are composed by:

	2012	2011

Finished goods
At plant/warehouses in Brazil	131,806	135,110
Outside Brazil	470,082	518,305
Work in process	13,438	31,141
Raw materials	422,288	360,473
Supplies	142,288	129,298
Imports in transit	2,333	2,140
Advances to suppliers	907	2,240

	1,183,142	1,178,707

14                                 Recoverable taxes

	2012	2011

Withholding tax and prepaid Income Tax (IRPJ) and Social Contribution (CSLL)	187,941	208,993
Value-added Tax on Sales and Services (ICMS) on purchases of property, plant and equipment	16,140	19,520
Recoverable ICMS and Excise Tax (IPI)	715,904	614,274
Social Integration Program (PIS) and Social Contribution on Revenues (COFINS) Recoverable	526,410	669,805
Provision for impairment on ICMS credits	(579,103)	(507,573)

	867,292	1,005,019

Non-current	657,830	677,232

Current	209,462	327,787

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Fibria has been accumulating ICMS credits in the States of Espírito Santo and Mato Grosso do Sul since its activities are mostly directed to the exports market. The Company’s management revised the perspectives for the realization of such credits and established an impairment: (i) for the full amount in the case of the Mato Grosso do Sul unit due to the low probability of realization; and (ii) a partial provision for the Espírito Santo unit equivalent to approximately 80% of the total amount. When a partial provision was recorded management has already implanted actions to recover the taxes and they are being recovered through the operations in the state.

In 2012, the balance of taxes recoverable was reduced in R$ 138 million corresponding to credits of the Mato Grosso do Sul unit as result of the reimbursement by the Brazilian Federal Revenue Service (Receita Federal do Brasil) accumulated credits of PIS and COFINS, in the amount of R$ 142 million. The administrative request of reimbursement was filed in December 2010.

Based on the budget approved by the Company’s management, substantially all the tax credits are expected to be realized by the end of 2017.

	Amount	Percentage

In the next 12 months	209,462	28
In 2014	189,842	25
In 2015	131,023	17
In 2016	197,455	26
In 2017	26,206	4

	753,988

PIS and COFINS related to property, plant and equipment (*)	113,304

	867,292

(*)      These credits were not included in the schedule above, since they will be realized over the useful lives of the property, plant and equipment.

Changes in the provision for impairment of the Company’s recoverable taxes are as follows:

	2012	2011	2010

At January 1	(507,573)	(481,527)	(406,265)
Provision for impairment	(71,530)	(46,941)	(95,262)
Reversal		20,895	20,000

At December 31	(579,103)	(507,573)	(481,527)

The provision and reversal of the provision for impaired ICMS credits were recorded in the statement of operations under “Cost of sales”.

15                                 Taxes on income

The Company and the subsidiaries based in Brazil are taxed based on its net income/loss for accounting purpose then adjusted for tax purposes. The subsidiaries outside Brazil use methods established by the respective local regulations. Income taxes have been calculated and recorded considering the applicable statutory tax rates enacted at the date of the financial statements.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(a)                                Deferred taxes

Deferred income tax and social contribution tax assets arise from tax losses and temporary differences related to (i) the effect of foreign exchange gains/losses mainly of loans and financings (which for tax purposes are taxed/deductible on a cash basis); (ii) adjustment to fair value of derivative instruments; (iii) provisions not currently deductible for tax purposes; (iv) investments in rural activity; and (vi) temporary differences arising from the adoption of CPCs/IFRS.

	2012	2011

Tax losses	587,211	521,693
Provision for contingencies	65,578	30,506
Sundry provisions (impairment, operational and other)	401,113	383,395
Results on derivative contracts recognized for tax purposes on a cash basis	92,847	72,537
Exchange variation - recognized for tax purposes on a cash basis	470,825	73,412
Tax amortization of goodwill	113,178	110,936
Provision for losses of foreign deferred tax assets (*)	(238,201)	(200,711)
Tax depreciation	(11,391)	(14,986)
Reforestation costs already deducted for tax purposes	(299,632)	(284,020)
Fair value of biological assets	(239,094)	(214,952)
Effect of business combination - acquisition of Aracruz	(31,998)	(45,212)
Tax benefit on goodwill not amortized for tax purposes	(268,376)	(178,917)
Other provisions	(1,791)	(1,791)

Total deferred taxes, net	640,269	251,890

Deferred taxes - asset	868,192	991,768

Deferred taxes - liability	227,923	739,878

(*)    Recognition of loss in 2012 as detailed in item (e) below.

Credits related to tax losses (net of the provision for losses of foreign deferred tax assets, in the amount of R$ 238,201) and temporary differences are expected to be realized in accordance with the following schedule:

	Amount	Percentage

In the next 12 months	202,703	13
In 2014	82,814	5
In 2015	162,232	11
In 2016	142,736	10
In 2017	146,740	10
Between 2018 to 2019	370,458	25
Between 2020 to 2022	384,868	26

	1,492,551	100

During the next 12 months, the Company expects to realize R$ 157,897 related to deferred tax liabilities.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Changes in the provision for impairment of the Company’s foreign tax credits are as follows:

	2012	2011

At January 1	(200,711)
Provision		(200,711)
Exchange currency	(37,490)

At December 31	(238,201)	(200,711)

Changes in the net balance of deferred income tax are as follows:

	2012	2011	2010

At January 1	251,890	109,665	308,124
Tax losses	28,558	(180,634)	(78,902)
Provision for impairment of foreign deferred tax assets	(37,490)	(200,711)
Temporary differences regarding provisions	52,790	(66,241)	(3,913)
Derivative financial instruments taxed on a cash basis	20,310	117,709	(43,862)
Amortization of goodwill	(87,217)	(78,114)	(7,527)
Reforestation costs	(12,018)	(89,056)	(27,364)
Exchange gains/losses taxed on a cash basis	434,373	539,069	(36,119)
Fair value of biological assets	(24,141)	82,321	(13,630)
Other	13,214	17,882	12,858

At December 31	640,269	251,890	109,665

(b)                                Reconciliation of income tax and social contribution benefit (expense)

	2012	2011	2010

Income (loss) from continuing operations taxes on income	(989,730)	(1,491,012)	615,939

Income tax and social contribution at statutory nominal rate - 34%	336,508	506,944	(209,419)

Reconciliation to effective expense

Non-taxable equity in earnings (losses) of associates	(201)	(141)	(2,492)
Transaction costs - capital increase	(6,063)
Reversal of social contribution tax on export profits (i)			82,922
Provision for impairment of foreign deferred tax credits assets (ii)		(200,711)
Difference in tax rates of foreign subsidiaries	(17,040)	111,086	180,699
Effect of tax benefit on CONPACEL goodwill			(23,777)
Present value adjustment - Aracruz acquisition		(13,156)	(97,247)
Other, mainly non deductible provisions	(21,444)	(21,779)	(17,983)

Income tax and Social Contribution benefit (expense) for the year	291,760	382,243	(87,297)

Effective rate - %	29.5	25.6	14.2

(i)        Effect of social contribution exemption on export revenues in 2003.

(ii)     See item (e) below.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Transitional Tax System (RTT)

For purposes of determining the income taxes and social contribution calculation on net income for 2012, 2011 and 2010, the Company in Brazil elected to adopt the provisions of the RTT, in which it is allowed to annul the accounting effects of Law 11638/07 and Provisional Measure (MP) 449/08, converted into Law 11941/09, and control reconciling items in the Taxable Income Assessment Book (LALUR) or auxiliary records, without affecting the statutory accounting records.

(d)                               Income tax on business combinations

The Company has taxable temporary differences associated with negative goodwill resulting from the asset exchange with International Paper, whose deferred tax liabilities, in the amount of R$ 605,540, was not recognized, since all aspects of realization of the gain are under the control of management and there are no plans for realizing such gain in the foreseeable future.

Tax goodwill resulting from the acquisition of Aracruz has been attributed to expectation of future profitability and amounts to R$ 1,622,534, representing a tax benefit for income tax and social contribution of R$ 551,661, to be recognized over 74 months.

(e)                                 Recoverability of tax losses

As mentioned in Note 1(g), the subsidiary Fibria Trading International KFT. has tax losses amounting to US$ 133,550 thousand, equivalent to R$ 272,910 as of December 31, 2012, for which realization is not probable as result of the decision to transfer its current operations to other country subject to certain conditions. Management performed a recoverability analysis based on the estimated taxable income through December 2014.

As a result, the Company recorded a loss for a substantial portion of the previously recognized deferred tax assets with the loss amounting to US$ 116,565 thousand, equivalent to R$ 238,201, as of December 31, 2012 (US$ 107,000 thousand, equivalent to R$ 200,711, as of December 31, 2011). Such expense has been within “Income tax and social contribution - Deferred” in the statement of operations.

16                                 Significant transactions and balances with related parties

(a)                                Related parties

The Company is governed by a Shareholders Agreement entered into between Votorantim Industrial S.A. (“VID”), which holds 29.42% of its shares, and BNDES Participações S.A. (“BNDESPAR”), which holds 30.38% of the shares (together the “Controlling shareholders”).

The Company’s commercial and financial transactions with its subsidiaries, associates, companies of the Votorantim Group and other related parties are carried out at normal market prices and conditions, based on usual terms and rates applicable to third parties. Balances and transactions with related parties are as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(i)                                   Balances recognized in assets and liabilities

	Balances receivable (payable)
	Nature	2012	2011

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(722)	(63)
BNDES	Financing	(1,747,272)	(1,773,842)

		(1,747,994)	(1,773,905)

Transactions with associates
Bahia Produtos de Madeira S.A.	Sales of wood	2,980	2,878

Transactions with Votorantim Group companies
VOTO III	Eurobond		(117,767)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(388)	(388)
Banco Votorantim S.A.	Financial investments	197,782	176,156
Votorantim Cimentos S.A.	Input supplier	(11)	(87)
Votorantim Cimentos S.A.	Sale of lands	31,362
Votorantim Metais	Chemical products supplier	(228)	(214)
Votorantim Metais	Leasing of lands	(1,476)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(33)	(33)

		227,008	57,667

Net		(1,518,006)	(1,713,360)

Presented in the following lines
In assets
Marketable securities (Note 10)		191,537	170,687
Trade accounts receivable (Note 12)		2,980	2,878
Related parties - non-current		6,245	5,469
Other assets - current		31,362
In liabilities
Loans and financing (Note 23)		(1,747,272)	(1,891,609)
Suppliers		(2,473)	(650)
Related parties - non-current		(385)

		(1,518,006)	(1,713,361)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(ii)                               Transactions recognized in the statement of operations

	Income (expense)
	Nature	2012	2011	2010

Transactions with controlling shareholders
Votorantim Industrial S.A.	Rendering of services	(10,776)	(10,418)	(10,275)
Banco Nacional de Desenvolvimento Econômico e Social (BNDES)	Financing	(156,339)	(170,213)	(131,112)

		(167,115)	(180,631)	(141,387)

Transactions with associates	Sales of wood
Bahia Produtos de Madeira S.A.		9,614	10,796	5,627

Transactions with Votorantim Group companies
VOTO III	Eurobond	7,994	22,524	(12,108)
Votener - Votorantim Comercializadora de Energia	Energy supplier	(19,546)	(31,267)	(25,898)
Banco Votorantim S.A.	Investments	16,372	20,780	20,530
Indústria de Papel de Pedras Brancas	Wood supplier			(39)
Votorantim Cimentos S.A.	Leasing of lands	(396)	(1,113)	(1,550)
Votorantim Cimentos S.A.	Sale of lands	31,362
Votorantim Metais Ltda.	Chemical products supplier	(5,560)	(8,929)	(4,523)
Votorantim Metais Ltda.	Leasing of lands	(9,709)	(7,067)	(7,051)
Companhia Brasileira de Alumínio (CBA)	Leasing of lands	(394)	(401)	(410)

		20,123	(5,473)	(31,049)

Comments on the main transactions and contracts with related parties

The following is a summary of the nature and conditions of the transactions with the related parties:

•            Controlling shareholders

The Company has a contract with VID related to services provided by the Votorantim Shared Service Center, which provides outsourcing of operational services relating to administrative activities, Personnel department, back office, accounting, taxes and the information technology infrastructure shared by the companies of the Votorantim Group. The contract provides for an overall remuneration of R$ 9,767 and has a one-year term, with annual renewal upon formal confirmation by the parties.

Additionally, VID provide various services related to technical advice, trainings, including management improvement programs. These services are also provided to the entire Votorantim Group and the Company reimburses VID at cost for the charges related to the services used.

The Company has financing contracts with BNDES, the majority shareholder of BNDESPAR, for the purpose of financing investments in infrastructure and the acquisition of equipment and machines, as well as the expansion and modernization of its plants (Note 22(e)).

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Management believes that these transactions were contracted at terms equivalent to those which prevail in transactions with independent parties, based on technical studies performed when these contracts were executed.

•            Subsidiaries, joint ventures and associates

Fibria shares its administrative structure with its wholly-owned subsidiary Fibria - MS, and allocates these administrative expenses to the subsidiary at cost without any profit margin. These receivables have an average maturity of 90 days. The other operating subsidiaries have their own management and no sharing of expenses is necessary. In June 2010 and May 2011, there were purchase of intercompany receivables from this subsidiary in the amount of R$ 239,123 relating to export shipments, which were fully settled in 2012

Port services for shipping production of the Aracruz plant are contracted from Portocel - Terminal Especializado Barra do Riacho. Portocel is controlled by the Company and Cenibra - Celulose Nipo-Brasileira has the remaining 49% interest in Portocel. The prices and conditions are identical for both shareholders.

The Company has an account receivable related to the sale of pulp to its wholly-owned subsidiary Fibria Trading International KFT., which is responsible for the management, sale, operation, logistics, control and accounting of products in Europe, Asia and North America. The pulp selling prices and payment terms for this subsidiary follow the strategic and finance plan of the Company and observe the transfer price limits under tax regulations. In addition, the Company contracted intercompany export pre-payments with this subsidiary, at the rate of quarterly LIBOR plus an average spread of 4.1% p.a., with quarterly payment of principal and interest and final maturity in 2018.

On June 24, 2005, we entered into a loan contract with VOTO IV, a jointly controlled entity, which raised US$ 200,000 thousand, at 8.5% p.a., maturing in 2020.

The Company has balances receivable from Asapir, corresponding to cash advances made with the purpose of Asapir having adequate working capital at levels considered appropriate to carry out its operational activities.

The Company has balance receivable of R$ 9,614 from Bahia Produtos de Madeira S.A., corresponding to sale of wood, with maturity in 2019, renewable for 15 years.

•            Votorantim Group companies

On January 16, 2004, the Company executed a loan contract with a wholly-owned subsidiary of Votorantim Participações S.A. (“VPAR”), VOTO III, for US$ 45,000 thousand, at 4.25% p.a. In December 2012, we prepaid 100% of the amount.

The Company has a contract to purchase energy from Votener - Votorantim Comercializadora de Energia Ltda. to supply our unit in Jacareí. The total amount contracted is R$ 15,000, guaranteeing 115,700 megawatt-hours, and maturing in five years through December 31, 2014. Should either party request an early termination of the contract, that party is required to pay 50% of the remaining contract amount. In addition, the Company entered into a contract to purchase energy from Votener, expiring on December 31, 2014, to supply the Três Lagoas and Aracruz units. Since these units already generate its own energy, the contract has the purpose of maximizing the competitiveness of the energy matrix. The total amount contracted may change based on the needs and consumption of energy by those plants.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The Company maintains investments in CDB and securities purchased under agreement to resell (“reverse repos”) issued by Banco Votorantim S.A., with average remuneration of 104.77% of the CDI, maturing on January 2014. The Company’s cash management policy is intended to provide efficiency in investment returns and to maximize liquidity, based on market practices. The Company has also entered into derivative financial instruments contracts with Banco Votorantim. The Shareholders Agreement limits the intercompany investments to R$ 200 million for securities and R$ 100 million of notional value for derivative instruments.

On January, 2012, the Company entered into a contract to purchase sulfuric acid 98% from Votorantim Metais, for R$ 18,500, in exchange for the supply of 36,000 metric tons of acid for two years through December 31, 2013. In the case of contract termination, no penalties are due and the parties should pay any outstanding invoices for goods provided until termination.

The Company has an agreement with Votorantim Cimentos for the supply of road construction supplies, such as rock and calcareous rock, in the approximate amount of R$ 7,165 through May 30, 2013. This agreement may be terminated at any time with prior notice of 30 days, without any contractual penalties.

On December 2012, the Company entered into a contract with Votorantim Cimentos to sale of lands, in the amount of R$ 31,362 which mature in December 2013.

The Company has land leasing agreements, for approximately 22,400 hectares, with Votorantim Metais Ltda., which matures in 2019, totaling R$ 76,496.

The Company has land leasing agreements, for approximately 2,062 hectares, with Companhia Brasileira de Alumínio - CBA and Votorantim Cimentos, which mature in 2023, totaling R$ 4,062.

In the years ended December 31, 2012 and 2011, no provision for impairment was recognized on assets involving related parties.

(b)                                Remuneration of officers and directors

The total annual amount authorized by the Annual General Meeting on April 27, 2012 for the remuneration of Board of Executive Officers, Board of Directors, Fiscal Council, Audit, Risk, Compensation and Sustainability Committees for 2012 was R$ 43,481. The remuneration expenses, including all benefits, are summarized as follows:

	2012	2011	2010

Short-term benefits to officers and directors	24,495	21,624	21,277
Rescission of contract benefits	2,839	8,224	4,788
Long-term benefits to officers and directors	3,887
Benefit program - Phantom Stock Options	471		366

	31,692	29,848	26,431

Short-term benefits include fixed compensation (salaries and fees, vacation pay and 13th month salary), social charges and contributions to the National Institute of Social Security (INSS), the Government Severance Indemnity Fund for Employees (FGTS) and the variable compensation program. The long-term benefits refer to the variable compensation program. In the third quarter of 2010, the Company

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

approved a benefit program based on the rights based on the increase in the value of its shares (Note 28).

Short-term benefits to officers and directors do not include the compensation for the Audit, Risk, Compensation and Sustainability Committees’ members of R$ 917 for the year ended December 31, 2012 (R$ 908 for the year ended December 31, 2011).

The Company does not have any additional post-employment active plan and does not offer any other benefits, such as additional paid leave for time of service.

17                                 Investments

	2012	2011

Investment in associate - equity method (a)	6,913	7,506
Provision for impairment of investments (a)	(6,913)
Other investment - fair value method (b)	40,674

	40,674	7,506

(a)                                Investment in associate

	2012					2011
	Associate’s
	information			Our ownership		Our ownership
	Equity	Profit and loss	Percentage of ownership	On equity	On profit and loss	On equity	On profit and loss

Associate measured by equity method
Bahia Produtos de Madeira S.A.	20,740	(1,776)	33.33	6,913	(592)	7,506	(414)

Provision for impairment
Bahia Produtos de Madeira S.A.				(6,913)

					(592)	7,506	(414)

(b)                                Other investment

We have 6% of ownership on the capital of Ensyn, represented by shares. We performed a assessment regarding to the rights related to this shares and was concluded that we do not have a significant influence over the management of the Ensyn and, therefore, this investment cannot be considered as an investment in associate. No significant change occurred in the fair value of our interest in Ensyn between the date of our investment (October 2012, as mentioned in Note 1(h)) and December 31, 2012 and for that reason the carrying amount as of December 31, 2012 equals the cost of the investment.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

18                                 Biological assets

The Company’s biological assets are substantially comprised of growing forests, intended for the supply of wood for pulp production. Forests in formation are located in the states of São Paulo, Espírito Santo and Bahia.

The reconciliation of the book balances at the beginning and at the end of the year is as follows:

	2012	2011	2010

At the beginning of the year	3,264,210	3,550,636	3,791,084
Additions	755,531	761,502	642,567
Harvests in the period
Historical cost	(502,691)	(569,813)	(440,265)
Fair value	(365,726)	(405,617)	(411,416)
Change in fair value	297,686	125,053	92,319
Reclassification to assets held for sale
CONPACEL			(160,765)
Losango		(241,595)
Assets on the south of Bahia State	(129,745)
Transfer	6,339	44,044	37,112

At the end of the year	3,325,604	3,264,210	3,550,636

In determining the fair value of biological assets, the discounted cash flow model DCF was used, with projections based on a single scenario, with productivity and area of plantation (eucalyptus trees) for a harvest cycle of six to seven years.

The projected cash flows is consistent with area’s growing cycle. The volume of production of eucalyptus to be harvested was estimated considering the average productivity in cubic meters of wood from each plantation per hectare at the time of harvest. The average productivity varies according to the genetic material, climate and soil conditions and the forestry management programs. This projected volume is based on the average annual growth (IMA) by region.

The average net sales price was projected based on the estimated price for eucalyptus in the local market, through a market study and research of actual transactions, adjusted to reflect the price of standing timber by region. The average estimated cost contemplates expenses for felling, chemical control of growth, ant and other pest control, composting, road maintenance, inputs and labor services. Tax effects based on current rates, as well as the contribution of other assets, such as property, plant and equipment and land were considered in the estimated based on average rates of return for those assets.

The valuation model considers the net cash flows after taxes on income and the discount rate used also considers the tax benefits.

In the following table we present the main inputs considered in estimating the fair value of biological assets:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	2012	2011

Actual planted area (hectare)	446,168	551,959
Average annual growth (IMA) - m3/hectare	41	41
Net average sale price - R$/m3	53.86	50,70
Remuneration of own contributory assets - %	5.6	5.6
Discount rate - %	6.5	7.9

The increase in the fair value of biological assets during the years presented is the combined result of the inputs presented above which resulted in a gain of R$ 297,686.

	2012	2011

Fair value of the renovation of forests in the year	144,729	152,405
Growing of plantation (IMA, area and age)	9,197	(95,143)
Variation of price and discount rate	143,760	67,791

	297,686	125,053

The estimate of the fair values of biological assets as of December 31, 2012 and 2011 was performed by management with the assistance of valuation specialists.

As detailed in Notes 35 and 1(d), the Company reclassified forest assets and land located in the south of Bahia state for assets held for sale.

The company has no biological assets pledged as of December 31, 2012.

19                                 Property, plant and equipment

(a)                                Analysis

	Annual
	average	2012
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net

Land		1,815,686		1,815,686
Buildings	4	2,663,057	(1,173,298)	1,489,759
Machinery, equipment and facilities	5.5	13,192,701	(5,790,024)	7,402,677
Advances to suppliers		208,907		208,907
Construction in progress		214,361		214,361
Other		236,772	(193,601)	43,171

		18,331,484	(7,156,923)	11,174,561

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	Annual
	average	2011
	depreciation		Accumulated
	rate - %	Cost	depreciation	Net

Land		1,853,243		1,853,243
Buildings	4	2,619,911	(1,057,791)	1,562,120
Machinery, equipment and facilities	5.5	13,144,928	(5,169,253)	7,975,675
Advances to suppliers		205,783		205,783
Construction in progress		197,866		197,866
Other		226,921	(180,361)	46,560

		18,248,652	(6,407,405)	11,841,247

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                 Rollforward of net book value

	Land	Buildings	Machinery, equipment and facilities	Advances to suppliers	Construction in progress	Other	Total

At December 31, 2009	2,248,725	1,707,722	9,180,472	281,823	555,607	62,682	14,037,031
Additions	560	11	10,103	268,167	202,304	4,208	485,353
Disposals	(13,367)	(3,580)	(12,364)	(21,333)	(1,928)	(1,406)	(53,978)
Depreciation		(117,782)	(747,826)			(20,189)	(885,797)
Tax credits		(25,287)	(228,294)		(16,034)		(269,615)
Reclassification to assets held for sale (CONPACEL and KSR)	(117,812)	(80,047)	(185,488)	(7,615)	(16,406)	(4,706)	(412,074)
Transfers and others (*)	1,219	137,107	500,228	(240,587)	(331,876)	12,420	78,511

At December 31, 2010	2,119,325	1,618,144	8,516,831	280,455	391,667	53,009	12,979,431
Additions	15,066	1,578	14,272		436,302	3,717	470,935
Disposals	(17,862)	(7,902)	(28,339)	(3,075)		(847)	(58,025)
Depreciation		(122,247)	(673,546)			(16,419)	(812,212)
Tax credits			(428)				(428)
Reclassification to assets held for sale (Losango and Piracicaba)	(283,867)	(60,237)	(261,124)		(20,456)	(5,480)	(631,164)
Transfers and others (*)	20,581	132,784	408,009	(71,597)	(609,647)	12,580	(107,290)

At December 31, 2011	1,853,243	1,562,120	7,975,675	205,783	197,866	46,560	11,841,247
Additions	32	299	2,886	3,061	230,475	950	237,703
Disposals	(56,768)	(5,201)	(14,509)			(518)	(76,996)
Depreciation		(122,268)	(676,576)			(15,389)	(814,233)
Transfers and others (*)	19,179	54,809	115,201	63	(213,980)	11,568	(13,160)

At December 31, 2012	1,815,686	1,489,759	7,402,677	208,907	214,361	43,171	11,174,561

(*)    Refer to advances reclassified to biological assets group and non-current advances.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The balance of construction in progress is comprised mainly of expansion and optimization projects of the Company’s industrial units, being R$ 44,500 in Jacareí, R$ 18,880 of forest area, R$ 46,494 of Fibria - MS, R$ 76,250 in the Aracruz unit, R$ 21,503 in Veracel.

Borrowing costs capitalized were calculated based on the weighted average cost of the related debt. In the first six months of 2012, the rate applied was 5.08% p.a., and, in accordance with the internal policy, was revised in July to 3.88 % p.a. In 2011, the rate used was 5.52% p.a. in the first semester and 5.08% p.a. in the second semester.

The amounts related to depreciation, depletion and amortization expenses were charged in the statement of operations under “Cost of sales”, “Selling expenses” and “General and administrative expenses” are disclosed in Note 31.

Property, plant and equipment given as collateral are disclosed in Note 22.

The company currently does not have items of fixed assets for which it expects to abandon or dispose of or for which provision to asset retirement obligations would be required.

(c)                                 Obligations to dismantle and remove items of property, plant and equipment and restore the site

The Company has no significant long-term assets expected to be abandoned or sold, or that would require a provision for obligations due to the decommissioning of assets as requested in the IAS 16 - “Obligations to Dismantle and Remove Items of Property, Plant and Equipment and Restore the Site”.

20                                 Intangible assets

(a)                                Analysis

	Annual	2012
	amortization		Accumulated
	rate - %	Cost	amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	179,968	(139,964)	40,004
Databases	10	456,000	(182,400)	273,600
Patents	15.9	129,000	(82,180)	46,820
Relationship with suppliers
Diesel and ethanol	20	29,000	(26,332)	2,668
Chemical products	6.3	165,000	(41,580)	123,420
Other		201		201

		5,189,619	(472,456)	4,717,163

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	Annual	2011
	amortization		Accumulated
	rate - %	Cost	amortization	Net

Goodwill - Aracruz		4,230,450		4,230,450
Systems development and deployment	20	172,088	(122,889)	49,199
Databases	10	456,000	(136,800)	319,200
Patents	15.9	129,000	(61,635)	67,365
Relationship with suppliers
Diesel and ethanol	20	29,000	(19,749)	9,251
Chemical products	6.3	165,000	(31,185)	133,815
Other		168		168

		5,181,706	(372,258)	4,809,448

(b)                                Rollforward of net book value

	2012	2011	2010

At the beginning of the year	4,809,448	4,906,443	5,443,354
Intangible asset movements from business combination - Aracruz
Amortization of databases, patents and suppliers	(83,124)	(83,123)	(83,123)
Reclassification of goodwill to assets held for sale (CONPACEL)			(475,413)
Acquisition and disposal of software	(9,192)	(13,180)	(21,625)
Other	31	(692)

At the end of the year	4,717,163	4,809,448	4,906,443

Amortization of intangible assets was recorded under “General and administrative expenses” and “Other operating income (expenses), net”.

21                                Financial and operational lease agreements

(a)                                Financial leases

Financial leases correspond to the purchase of forestry equipment for cutting and transport of timber and also for the purchase of industrial equipment for processing of chemicals and oxygen. The financial lease agreements have purchase option at the end of period of the leasing.

The assets are recognized substantially under “Machinery, equipment and facilities” within property, plant and equipment and its respective obligation is recognized under “Other payable”.

	2012			2011
		Accumulated	Net		Accumulated	Net
	Cost	depreciation	balance	Cost	depreciation	balance

Forestry equipments	41,771	(33,566)	8,205	44,306	(26,920)	17,386
Oxygen and chemical facilities	88,990	(21,301)	67,689	88,990	(15,621)	73,369

	130,761	(54,867)	75,894	133,296	(42,541)	90,755

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The following is a schedule of present value and future minimum payments for each of the periods indicated below:

Years	Present value	Future value

2013	7,587	9,886
2014 to 2018	30,634	49,440
After 2018	37,031	58,080

	75,252	117,406

There are no restrictions imposed by financial lease agreements.

(b)                               Operational leases

•             Land leasing - the Company leases land for planting forests based on third-party operational leases as a source of raw materials for its production. The leases are usually made for a period up to 21 years. Lease payments, equivalent to market value are made according to the contract. The land lease agreements have renewal option of the lease period at market value.

•             Sea domestic transport - the Company is party to a long-term contract to receive sea freight services, whose period is 20 years and is for the sea domestic transport of raw materials utilizing pushers and maritime barges from the Terminal of Caravelas (BA) to Portocel (ES).

•             Export transport - the Company is also party to long-term contracts with STX Pan Ocean Co. Ltd. to receive sea freight services for 25 years for transportation of pulp from Brazil to several ports in Europe, North America and Asia.

At December 31, 2012, minimum payments of future operating leases are as follows:

		Sea domestic	Export
Years	Land leasing	transport	transport

2013	90,866	46,000	15,314
2014 to 2015	179,754	92,000	30,628
2016 to 2018	267,066	138,000	45,942
After 2019	955,551	230,000	290,966

	1,493,237	506,000	382,850

22                                 Advances to suppliers - forestry partnership programs

The program, which commenced in 1990, in the States of Espírito Santo and expanded to Bahia, Minas Gerais, Rio Grande do Sul and Rio de Janeiro, is directed towards planting eucalyptus forests on the land of partners. Through the program, the Company provides technology, technical assistance, inputs and funding depending on the type of agreement, and is guaranteed wood for its pulp production. These advances will be reimbursed through delivery of wood by forest producers.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The table below presents the movement during the years:

	2012	2011

At the beginning of the year	760,611	693,490
Advances made	87,500	176,479
Wood harvested	(128,241)	(45,368)
Transfers to forest and others	(12,710)	(31,557)
Reversal (reclassification) of assets held for sale (8)	33,150	(32,433)

At the end of the year	740,310	760,611

(*)   Refers to the Losango Project.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

23                                  Loans and financing

(a)                                 Breakdown of the balance by type of loan

	Average
	annual	Current		Non- current		Total
Type/purpose	charges - %	2012	2011	2012	2011	2012	2011

In foreign currency
BNDES - currency basket	5.6	49,075	48,790	233,397	220,471	282,472	269,261
Export credits (Finnvera)	3.37	46,319	42,731	193,959	217,218	240,278	259,949
Eurobonds - US$	7.39	65,763	34,575	4,577,197	5,103,839	4,642,960	5,138,414
Eurobonds - JPY	8.54		2,223		115,544		117,767
Export credits (prepayment)	2.89	218,662	29,051	2,503,308	2,777,003	2,721,970	2,806,054
Export credits (ACC/ACE)	2.38	440,604	623,632	214,567		655,171	623,632
EIB Europe Inv. Bank			784				784
Leasing			8,773		5,958		14,731

		820,423	790,559	7,722,428	8,440,033	8,542,851	9,230,592

In reais
BNDES - TJLP	7.6	248,731	242,321	1,216,069	1,262,260	1,464,800	1,504,581
FINAME	6.21	7,483	2,336	7,182	7,516	14,665	9,852
NCE	5.36	49,344	45,203	636,982	463,987	686,326	509,190
Midwest Region Fund (FCO e FINEP)	4.5	12,024	11,689	47,289	58,513	59,313	70,202

		317,582	301,549	1,907,522	1,792,276	2,225,104	2,093,825

		1,138,005	1,092,108	9,629,950	10,232,309	10,767,955	11,324,417

Interest		117,992	114,432	105,053	65,828	223,045	180,260
Short-term borrowings		111,898	98,667			111,898	98,667
Long-term borrowings		908,115	879,009	9,524,897	10,166,481	10,433,012	11,045,490

		1,138,005	1,092,108	9,629,950	10,232,309	10,767,955	11,324,417

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The average rates were calculated based on the forward yield curve of benchmark rates to which the loans are indexed, weighted through the maturity date for each installment, including the issuing/contracting costs, when applicable.

(b)                                Breakdown by maturity

Non-current portion of the debt at December 31, 2012 by maturity:

	2014	2015	2016	2017	2018	2019	2020	2021	Total

In foreign currency
BNDES - currency basket	42,006	39,654	30,038	41,310	39,139	20,995	11,048	9,207	233,397
Export credits (Finnvera)	43,043	43,043	43,043	43,043	21,787				193,959
Eurobonds - US$						118,116	2,940,911	1,518,170	4,577,197
Export credits (prepayment)	388,097	249,273	358,270	556,149	459,459	399,172	92,888		2,503,308
Export credits (ACC/ACE)	214,567								214,567

	687,713	331,970	431,351	640,502	520,385	538,283	3,044,847	1,527,377	7,722,428

In reais
BNDES - TJLP	331,366	306,030	165,437	151,659	113,042	72,018	43,724	32,793	1,216,069
FINAME	2,954	2,954	1,220	54					7,182
NCE	40,896	71,690	67,715	193,773	176,459	43,225	43,224		636,982
Midwest Region Fund (FCO e FINEP)	11,643	11,643	11,643	11,643	409	308			47,289

	386,859	392,317	246,015	357,129	289,910	115,551	86,948	32,793	1,907,522

	1,074,572	724,287	677,366	997,631	810,295	653,834	3,131,795	1,560,170	9,629,950

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(c)                                 Breakdown by currency and interest rate

Loans and financing are broken-down in the following currencies:

	Currency
	2012	2011

Real	2,225,104	2,093,825
Dollar	8,260,379	8,843,564
JPY		117,767
Currency basket	282,472	269,261

	10,767,955	11,324,417

Loans and financing are broken-down by interest rate:

	2012
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	686,326	1,449,587	2,756,150	282,472	5,593,420	10,767,955

	2011
	CDI	TJLP	Libor	Currency basket	Fixed	Total

Total loans and financing	509,190	1,504,491	2,929,970	269,261	6,111,505	11,324,417

(d)                                Amortization of transaction costs

The table below presents the annual effects in the financial expenses of the amortization of transaction costs in the effective interest rate method:

	2012
Description	2013	2014	2015	2016	2017	After 2018	Total

Export credits (Finnvera)	790	790	790	790	790	132	4,082
Eurobond - USD	34,115	34,115	34,115	34,115	34,115	85,206	255,781
Export credits (prepayment)	6,696	5,741	962	962	962	1,105	16,428

	41,601	40,646	35,867	35,867	35,867	86,443	276,291

The capitalization of transaction costs for loans and financing increases the average effective cost of the debt in 0.42% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(e)                                 Rollforward

The rollforward of the carrying amounts at the presented period is as follows:

	2012	2011	2010

At the beginning of period	11,324,417	10,581,457	11,301,397
Borrowings	864,334	2,707,265	6,291,579
Interest expense	681,840	660,084	743,417
Foreign exchange	803,641	1,036,274	(331,098)
Repayments - principal amount	(2,410,719)	(3,109,589)	(6,342,426)
Interest paid	(651,288)	(582,047)	(722,305)

Expense of transaction costs of Eurobonds “Fibria 2020” early redeemed	88,759		(366,908)
Other (*)	66,971	30,973	7,801

At the end of the period	10,767,955	11,324,417	10,581,457

(*)    Includes amortization of transactions costs.

(i)                                   Export credits (prepayments)

On September 2012, the Company entered into export prepayment contracts in the amount of US$ 105 million (equivalents then to R$ 212,950), with maturity on September 2014 and interest rate of 2.95% p.a.

On August 2012, we early repaid, with our available funds, the amount of US$ 100 million (equivalent then to R$ 202,090) of a prepayment contract entered into in January 2011, whose original maturity is April 2018 and fixed interest rate of 2.95% p.a.

In the first quarter of 2012, Veracel entered into export prepayment contracts in the amount of US$ 43 million (equivalents then to R$ 76,939), with maturity between August 2012 and September 2013 and interest rate between 3.35% and 4.75% p.a.

On February 2012, Veracel entered into the export prepayment contract, in the amount of US$ 33 million (equivalent then to R$ 56,694), with semiannual payment of interest, at 5% p.a. plus LIBOR and a single payment of the principal with maturity in 2017.

On February 2012, Veracel early repaid five export prepayment contracts ACC in the amount of US$ 14 million (equivalent then to R$ 24,314) which were contracted in September and December 2011 with maturity in March 12, 2012.

On June 2011, the Company signed six export prepayment contracts in the amount of US$ 125 million (equivalent then to R$ 197,575), with maturity in January 2013 and fixed interest rate, of which US$ 75 million at 2.05% p.a. and US$ 50 million at 2.09% p.a.

On May, 2011, the Company signed an export prepayment contract with eleven banks in the amount of US$ 300 million (equivalent then to R$ 488,850), bearing quarterly LIBOR plus 1.80% p.a., which can be reduced to 1.60%, depending on the level of leverage and risk rating of the Company with a eight-year term, annual installments of US$ 15 million in 2012; US$ 30 million in 2015; US$ 15 million in 2016; US$ 90 million in 2018 and US$ 150 million in 2019.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

On January 2011, the Company signed three export prepayment contracts in the amount of US$ 50 million each for a total of US$ 150 million (equivalent then to R$ 248,640), with maturity in June 2012 and fixed interest rate at 2.09% p.a. On March  2012, the Company early repaid the total amount of US$ 50 million, equivalent to R$ 90,675, corresponding to one contract and, on September 2012, the Company repaid the remaining contracts in the total amount of US$ 100 million, equivalent to R$ 211,143.

On September 30, 2010, the Company signed an Export Credit Contract with 11 banks in the amount of US$ 800 million (equivalent then to R$ 1,355,360), with maturities through 2018, bearing quarterly LIBOR plus 2.755% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities. In March 29, 2011, the company prepaid the amount of US$ 600 million (equivalent then to R$ 992,760), with funds from the CONPACEL sale and the issuance of the Fibria 2021 Bond.

On September 29, 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 250 million (equivalent then to R$ 423,550), with maturities through 2020, bearing semi-annual LIBOR plus 2.55% p.a., which can be reduced to 2.30%, depending on the level of leverage and risk rating of the Company. The loans are guaranteed by export contracts, and the installments mature on shipment dates. This line was used to repay debt with higher costs and less favorable maturities.

In March 2010, the Company signed a bilateral Export Credit Contract in the amount of US$ 535 million thousand (equivalent then to R$ 956,152), bearing quarterly LIBOR plus 2.95% p.a., with maturities through 2017. The loans are guaranteed by export contracts, and the installments mature on shipment dates. At March 31, 2010 funds totaling US$ 314 million (equivalent then to R$ 558,991) were released, and the remaining balance of US$ 221 million (equivalent then to R$ 389,310) was released on April 6, 2010. This line was fully used to repay debt with higher costs and less favorable maturities. In April, 2011, the company prepaid the amount of US$ 100 million (equivalent then to R$ 160,970), and negotiated a longer term for payment of the remaining balance (from 2013 until 2018, with quarterly depreciation). There were no changes in interest rates charged. In 2012, the Company prepaid the amount of US$ 200 million, with no changes on the other conditions of the contract.

The Company has export prepayment contracts with Banco Bradesco in the amount of US$ 150 million, bearing interest of LIBOR plus 0.78%, maturing in 2014.

The Company has export prepayment contracts with Nordea bank in the amount of US$ 50 million, bearing interest of LIBOR plus 0.80%, maturing in 2013.

(ii)                               Loans - VOTO III (Eurobonds)

On January 16, 2004, Votorantim Overseas Trading Operations III (“VOTO III”), a wholly-owned subsidiary of Votorantim Participações S.A. (“VPAR”), raised in the international capital markets US$ 300 million (equivalent then to R$ 873,000), maturing in ten years and bearing annual interest of 4.25%. The Company received 15% of the total funds raised, i.e., US$ 45,000 million, equivalent then to R$ 131,000. On December 2012, the Company prepaid 100% of the outstanding balance.

(iii)                           Loans - VOTO IV (Eurobonds)

On June 24, 2005, Votorantim Overseas Trading Operations Limited IV (“VOTO IV”), a company jointly controlled together with Votorantim Participações, raised US$ 400 million in the international capital markets (equivalent then to R$ 955,000), maturing on June 24, 2020 and bearing annual interest of 8.50%. The Company received 50% of the total funds raised, i.e., US$ 200 million, equivalent then to R$ 477,000 million.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(iv)                            Loans - Fibria 2019, Fibria 2020 and Fibria 2021 (Eurobonds)

On July 2012, the Company made a tender offer to early redeem Fibria 2020 Bonds and as a result early repaid, with proceeds from the public offering of shares, the amount of US$ 514 million (equivalent then to R$ 1,044,698) of debt issued under the Fibria 2020 Bond. The early repurchase generated a loss of R$ 150,917 recorded under “Financial Expenses” corresponding to R$ 62,158 of the premium offered to the bondholders for the early repurchase and to R$ 88,759 of transaction costs expensed upon repurchase (Note 31).

In March 2011, the Company, through Fibria Overseas Finance Ltd., raised US$ 750 million (“Fibria 2021” equivalent then to R$ 1,240,875) in the international markets, maturing in ten years, with a repurchase option as from 2016, accruing semi-annual interest at 6.75% p.a.

In May 2010, through Fibria Overseas Finance Ltd., the Company raised US$ 750 million (“Fibria 2020” equivalent then to R$ 1,339,650) in the international markets, maturing in ten years and with a repurchase option as from 2015, accruing semi-annual interest at 7.50% p.a.

In October 2009, the Company, through Fibria Overseas Finance Ltd., raised US$ 1 billion (“Fibria 2019” equivalent then to R$ 1,744,000) in the international markets, maturing in ten years, accruing semi-annual interest at 9.25% p.a. In May 2010, the Company announced an offer to exchange the Fibria 2019 Bonds for the Fibria 2020 Bonds, in order to reduce interest cost, improve the liquidity of the security and renegotiating covenant clauses. The participation in the exchange offer was 94%.

The average effective interest rate on these operations listed above, including the transaction costs, is 8.66% p.a.

(v)                                BNDES

On December 31, 2012, considering only the 50% proportionally consolidated by us, Veracel had total principal amount outstanding amounting to R$ 331,299, repayable from 2011 to 2014, with a portion subject to interest ranging from TJLP plus 1.0% to 3.3% p.a. and another portion subject to UMBNDES 3.3% p.a.

In October 2010, a EXIM financing agreement was executed with BNDES totaling R$ 70,000, accruing interest at 7.7% p.a. and maturing in 14 months. The amount was repaid at its maturity in December 2011.

In the first semester of 2009, a financing agreement in the amount of R$ 673,294 was approved, bearing interest for a portion at the Long-term Interest Rate (TJLP) plus 0% to 4.41% and for the remaining portion at the BNDES Monetary Unit (UMBNDES) plus 2.21% p.a. At December 31, 2012, 93% of this total amount had been released. UMBNDES is an index based on a basket of currencies, substantially the US dollar.

In the second semester of 2008, a financing agreement with BNDES totaling R$ 540,000 was approved, bearing TJLP plus 1.36% to 1.76% for part of the loan and UMBNDES plus 2.45% p.a. for the remaining part. The final maturity of this financing is 2015. At December 31, 2012, 62% of this amount had been released.

On October 2007, a financing agreement was executed with BNDES totaling R$ 21,701, indexed by the TJLP plus 1.8% and UMBNDES plus 1.3% p.a., which was paid by the Company on July 2012.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

On November 2006, a financial agreement was executed into with BNDES, in the amount of R$ 596 million, of which, 900% has already been released in December 31, 2012, bearing interest at the TJLP plus 0% e 2.9% p.a. for portion of the loan and UMBNDES plus 1.4% to 2.4% p.a. for the other portion, maturing from 2009 to 2016.

In 2005, three agreements were entered into with BNDES, in December, August and May. In the contract signed in December, the total funds released were R$ 139,284, repayable from 2007 to 2016, subject to interest ranging between TJLP plus 0% to 4.5% p.a. and UMBNDES plus 2.0% to 3.0% p.a. In the August agreement, the total funds released were R$ 55,222, of which a portion is indexed to the TJLP plus 3.5% to 4.5% and a portion is indexed to UMBNDES plus 3% p.a. The final maturity of this agreement is 2015. In the May agreement, the total funds released were R$ 99,109, of which a portion is indexed to TJLP plus 4.5% p.a. and a portion is indexed to UMBNDES plus 4.5% p.a. The final maturity of the principal amount is 2015.

The Company has given the pulp plant located in Três Lagoas (MS) and in Jacareí (SP) as the main collateral for these financings.

(vi)                            Leases

In December 2009, the Company renegotiated the terms and the amount outstanding of its finance lease with Banco Société Générale, originally contracted in 2008, for the acquisition of forest machinery and equipment. The contract ends in 2013.

Finance lease liabilities are guaranteed by a statutory lien on the assets leased.

On June 2012, the Company paid 100% of the lease contracts related to the acquisition of forest machinery and equipment.

(vii)                        Export Credit Note (NCE)

On September 2012, the Company signed an NCE totaling R$ 172,899, with semiannual payment of interest of 100% of CDI and amortization of the principal in four annual settlements as from 2017.

On September 28, 2010, the Company signed an NCE totaling R$ 427,500, maturing in 2018 and bearing charges of CDI plus 1.85% p.a. In connection with this NCE a swap was contracted to convert the floating rate in reais to a fixed rate of 5.45% in US dollar.

In December 2008, the Company contracted, through its subsidiary Portocel, an NCE with Banco HSBC in the amount of R$ 94,014, with final maturity in December 2013 and charges of 100% of the CDI.

(viii)                    Export credit (Finnvera)

On September 30, 2009, the Company entered into a loan agreement with FINNVERA (Finnish Development Agency, which provides credit to companies committed to sustainability programs) in the amount of € 125 million at semi-annual LIBOR plus 3.325% p.a., maturing in eight-and-a-half years.

(ix)                            Fund for the financing of the Brazilian Midwest Region (FCO)

On December 31, 2009, the Company raised R$ 73,000 from Banco do Brasil through its subsidiary Fibria - MS, maturing in December 2017, with a six-month grace period, at a rate of 8.5% p.a.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(x)                                Covenants

Some of the financing agreements of the Company contain covenants establishing maximum indebtedness and leverage levels, as well as minimum coverage of outstanding amounts.

Covenants requirements as of December 31, 2012

On June 6, 2012, the Company concluded the renegotiation of the debt financial covenants, which resulted on the following changes: (a) covenants are measured based on consolidated information translated into US dollars (as opposed to consolidated financial information in reais), and (b) the indebtedness ratio (Net debt to EBITDA) was increased to a maximum ratio of 4.5x as from June 2012.

The measurement of the ratios based on information translated into US dollars reduces the of effects changes in exchanges rates as compared to ratios based on information measured in reais. A substantial portion of the debt of the Company is denominated in US dollars and as a result particularly depreciation of the real against the US dollar had significant impacts on the ratio when measured in reais. Under the prior computation criteria in the event of a depreciation the amount of net debt as of the end of the period would increase when measured in reais. Under the revised criteria by translating the EBITDA from reais to US dollar at the average exchange rate of each quarter the impact of the depreciation of the Brazilian real is mitigated.

The following table presents the financial covenant ratios:

December, 2012 and after

Ratio of debt service coverage (i) - Minimum ratio	More than 1.00

Indebtedness ratio (ii)- Maximum ratio	Less than 4.50

(i)          The ratio of debt service coverage is defined as (a) adjusted EBITDA (for the last four social quarters) in accordance with  practices adopted in Brazil and adjusted translated into US dollars at the average exchange rate of each quarter, plus the balance of cash, cash equivalents and marketable securities at period-end translated into US dollar at period-end exchange rates divided by (b) debt service payment requirements  for the following four consecutive quarters  plus interest paid during the past four quarters translated into US dollars at the average exchange rate of each quarter.

(ii)       The indebtedness ratio is  defined as (a) consolidated net debt translated into US dollars at the period-end closing rate divided by (b) Adjusted EBITDA for the last four social quarters translated into US dollars at the average exchange rate of each quarter.

The Company is in full compliance with the covenants established in the financial contracts at December 31, 2012, for which the debt service ratio totaled 3.00 and indebtedness ratio totaled 3.3.

The debt agreements that have debt financial covenants also have the following events of default:

•             Non-payment, within the stipulated period, of the principal amount or interest.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

•             Inaccuracy of any declaration, guarantee or certification provided.

•             Cross-default and cross-judgment default, subject to an agreed minimum of US$ 50 million.

•             Subject to certain periods for resolution, breach of any obligation under the contract.

•             Certain events of bankruptcy or insolvency of the Company, its main subsidiaries or Veracel Celulose S.A.

(xi)                            Loans and financing guarantees

At December 31, 2012, certain loans and financing are guaranteed mainly by property, plant and equipment items from Três Lagoas (State of Mato Grosso do Sul), Jacareí (State of São Paulo) and Aracruz (State of Espírito Santo) units, with a net book value of R$ 7,954,206 (December 31, 2011 - R$ 8,456,937), considered sufficient to cover the corresponding loans and financing amounts.

(xii)                        Unused credit lines

In May 2011, the Company, through its international subsidiary Fibria Trading International Ltd. obtained a revolving credit facility with eleven foreign banks, in the amount of US$ 500 million with availability of four years and interest payable quarterly at quarterly LIBOR rate plus from 1.40% to 1.70% over the disbursed amounts. Over undisbursed amounts the Company is charged 35% of the agreed interest cost.

24                                 Contingencies

The Company is party to labor, civil and tax lawsuits at various court levels. The provisions for contingencies against probable unfavorable outcome of claims in progress are established and updated based on management evaluation, as supported by external legal counsel. Provisions and corresponding judicial deposits are as follows:

	2012			2011
	Judicial deposits	Provision	Net	Judicial deposits	Provision	Net

Nature of claims
Tax	123,791	162,222	38,431	119,572	173,823	54,251
Labor	47,703	108,014	60,311	47,819	88,834	41,015
Civil	6,520	12,591	6,071	821	7,149	6,328

	276,530	282,857	104,813	168,212	269,806	101,594

The Company has tax and civil claims arising in the normal course of business that are assessed as of possible (but not probable) loss by management, as supported by outside legal counsel. No provision has been recorded to cover possible unfavorable outcomes from these claims. At December 31, 2012, these claims amount to: tax R$ 5,233,548 and civil R$ 862,966.

The change in the provision for contingencies is as follows:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

2012

At the beginning of the year	269,806
Reversal (*)	(39,129)
New litigation	8,923
Accrual of financial charges	43,227

At the end of the year	282,855

(*)    The details about the significant new litigation and reversal occurred in 2012 are described on item (e) below.

(a)                                Comments regarding probable tax contingencies

The tax processes with probable loss are represented by discussions related to federal, State and municipal taxes, for which, substantially, there are judicial deposits as collateral, so there is no material exposure to the company. The remaining balance, not deposited, refers to the discussion regarding ICMS on interstate transfers in approximated amount of R$ 26 million.

(b)                                Comments regarding possible tax contingencies

We present below comments on possible tax contingencies for which the Company has not recognized any provision. In the table below we present a detail of the amounts of these contingencies:

Amount

Income tax assessment - Normus (i)	1,528,197
Tax incentive - agency for the development (ii)	94,887
IRPJ/CSL - partial approval (iii)	144,567
IRPJ/CSLL - Newark (iv)	96,101
Income tax assessment - IR/CSLL - swap of industrial and forestry assets (v)	1,682,904
Other tax liabilities (vi)	1,866,416

Total possible tax contingencies (a)	5,413,072

(a)         Includes the amount of R$ 179,524 related to the process of our jointly venture Veracel.

(i)             Income tax assessment - Normus

On December 2007, Fibria’s subsidiary Normus Empreendimentos e Participações Ltda. received an income tax assessment from the Brazilian Federal Revenue Service (Receita Federal do Brasil) charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido) over earnings of its foreign subsidiaries, during the period from 2002 to 2006. The amount of the assessment was R$ 1,528 million updated through December 31, 2012.

On October 2011, the assessment was revised by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) which decided to maintain the assessment through a casting vote after a tie of three votes favorable to Fibria and three votes against Fibria by the six members of

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

the court. The Company appealed of this decision (Motion of Clarification) and, at the moment, the tax assessment still waiting for judgment.

On September 2011, Normus Empreendimentos e Participações Ltda. received a new tax assessment charging Income Tax (Imposto de Renda) and Social Contribution (Contribuição Social sobre o Lucro Líquido), but this time for the year 2007. The amount of the assessment was R$ 136 million. At the moment, the tax assessment still waiting judgment by the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais).

The subsidiary, domiciled in Hungary, sells pulp and paper in the global market.

Based on the position of outside legal counsel, management understands that this Hungarian subsidiary is subject to taxation in its country of incorporation and the position taken by the tax authorities violates prevision of Brazilian tax law, in particular the Brazilian-Hungarian treaty to avoid double taxation, which precludes double taxation by Brazilian taxes of net income of a Brazilian company for operations in Hungary.

In 2011 a Unconstitutionality Process (Ação Direta de Inconstitucionalidade (ADI)) was filed by the National Industry Association (Confederação Nacional da Indústria (CNI)) with the Supreme Federal Court (Supremo Tribunal Federal (STF)) challenging the constitutionality of article 74 of Provisional Measure 2,158 which establishes the taxation for income tax and social contribution purposes of income earned by subsidiaries and associates incorporated outside Brazil irrespective of whether such income was made available to the shareholder in Brazil.

On its session of August 17, 2011 the STF considered the ADI with five members voting for the constitutionality of article 74 and four members voting for the unconstitutionality of such article. The session was suspended until Justice Joaquim Barbosa casts its vote which is the only vote not yet casted.

Considering the outcome of the session of the STF indicated above internal and external legal counsel have reviewed their probability assessment which previously was of a remote loss and currently consider the loss as reasonably possible.

(ii)          Tax incentives - Agency for the Development of Northeastern Brazil (ADENE)

The Company has business units located within the regional development area of ADENE. As the paper and pulp industry is deemed to be a priority for regional development (Decree 4,213, of April 16, 2002), in December 2002, the Company requested and was granted by the Brazilian Federal Revenue Service (Receita Federal do Brasil) the right to benefit from reductions in corporate income tax and non-refundable surcharges calculated on operating profits (as defined) for Aracruz plants A and B (period from 2003 to 2013) and plant C (period from 2003 to 2012), when the qualification reports for the tax reductions are approved by ADENE.

On January 9, 2004, the Company was served Official Notice 1,406/03 by the liquidator of the former Superintendence for the Development of the Northeast (SUDENE), who reported that, “based on the review carried out by the Legal Advisory Office of the Ministry of Integration as regards the special extent of the incentive, the right to use the benefit previously granted is unfounded and will be cancelled”.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

During 2004 and 2005, various ADENE determinations were issued to cancel the tax benefits. Such determinations were challenged and/or refuted by the Company, but no final court decision has been announced in relation to the merits of the case.

Nevertheless, the Brazilian Federal Revenue Service (Receita Federal do Brasil) served the Company an assessment notice in December 2005 requiring the payment of the amounts of the tax incentive used, plus interest, but without imposing any fine, amounting to R$ 316,355. The Company challenged such assessment notice, which was deemed to be valid at the administrative level. The Company filed an appeal against that assessment and in August 2011, the Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais) considered that part of the assessment needed to be upheld. Therefore, the portion of the assessment related with 2003 benefits was canceled and the portion related with 2004 was upheld. Because this ruling, the amount of the assessment was reduced to R$ 94 million (updated through December 31, 2012 for monetary correction).

Company’s management, supported by its legal counsel, believes that the decision to cancel the tax benefits is erroneous and should not prevail, whether with respect to benefits already used, or with respect to future periods.

With respect to the benefits obtained through 2004, based on the position of its legal counsel, management believes that the tax payment demanded is not justified, since the Company used the benefits strictly in accordance with the legal requirements and in conformity with the Brazilian Federal Revenue Service (Receita Federal do Brasil) determinations and ADENE’s qualifying reports.

Considering that the CARF maintained the assessment with respect to the benefits used during 2004 amounting to R$ 73,100 the Company offered to provide a bank guarantee for the amount being challenged and expects for the collection phase of the legal process where it will challenge the amount of the assessment.

With respect to the remaining incentive period, extending to 2012 (plant C) and 2013 (plants A and B), based on the opinion of its legal counsel, management believes that it is illegal revoke the tax benefits, because the benefits granted were conditional to achieving certain pre-established requirements (implementation, expansion or modernization of industrial enterprise) and the benefits were granted through the end of the term established in the Law and related regulations.

Although the Company is confident that it will prevail, considering the facts that occurred in 2004 and 2005, which indicate that ADENE and the Brazilian Federal Revenue Service (Receita Federal do Brasil) intend to cancel the tax benefits, the Company decided to cease the use of tax benefits as from 2005, until a final court decision is obtained on the matter.

Since the benefits used through 2003 were maintained by the decision of CARF they are currently under discussion the benefits for the year 2004 and those after 2005 for which the Company has not used the benefits. The tax contingency is considered as of possible loss and therefore no provision has been recorded.

(iii)  Income tax/CSLL - partial approval

The Company has three requests for the approval of income tax credits with the Brazilian Federal Revenue Service (Receita Federal do Brasil), referring to 1997, 1999 and the fourth quarter of 2000,

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

totaling R$ 134 million, of which only R$ 83 million was approved, creating a contingency of R$ 145 million updated through December 31, 2012. The Company timely appealed the rejection of the tax credits.

With respect to the year 1997, the claim is pending a decision from the first trial court (Delegacia Regional de Julgamento). With respect to the fourth quarter of 2000, the Company is awaiting a decision from Tax Federal Administrative Court (Conselho Administrativo de Recursos Fiscais), and with respect to 1999 it awaits a decision on an appeal to the High Court of Justice.

Based on the position of legal counsel, management understands that the likelihood of an unfavorable outcome for these trials is possible and therefore no provision has been recorded.

(iv)  Income tax/CSLL - Newark

Fibria received, in December 2007 and December 2010, two tax assessments in the amount, together, of R$ 219 million where Brazilian Federal Revenue Service charged Income Tax and Social Contribution of Newark Financial Inc., an offshore company controlled by VCP Exportadora e Participações Ltda. (succeeded by Fibria) with respect to the fiscal year 2005. Based on advice from internal and external counsel the probability of loss for the first tax assessment (December 2007 - R$ 137 million) is remote and the probability of loss for the second tax assessment (December 2010 - R$ 96 million) is possible. Accordingly, no provision has been recorded with respect thereto.

(v)   Tax assessment - IRPJ/CSLL - Swap of industrial and forestry assets

On December 2012, the Company received a tax assessment notice from the Brazilian Federal Revenue Service (Receita Federal do Brasil) with respect to the collection of income tax and social contribution on profits in the amount of R$ 1,666 million, of which R$ 556 million corresponds to the alleged tax due and R$ 1,110 million corresponds to fines and interest. The amount updated through December 31, 2012 was R$ 1,683 million. The Tax Authorities inquire a probable gain of capital in operation made on February 2007, in which the Company executed an agreement with International Paper for the swap of industrial and forestry assets between both companies. On January 9, 2013 the Company filed an appeal on the Brazilian Federal Revenue Service Delegacy.

Based on the position of Company’s internal and external legal advisors, the probability of loss is possible and no provision has been recorded with respect thereto.

(vi)  Others tax liabilities with probability of loss classified as possible

Fibria has more than 349 trials for individual amounts of less than R$ 100 million. The amount involved in all of these trials is R$ 1,866,416. The average value of each trail is R$ 4,7 million.

(c)                                 Comments on labor/civil proceedings

The Company is a party to approximately 4,896 labor lawsuits filed by former employees, third parties and unions, claiming the payment of severance pay, health and safety premiums, overtime, commuting time, occupational illnesses and workers’ compensation, tangible and moral damages, understated indexation on the fine of 40% of the Government Severance Indemnity Fund for Employees (FGTS), and 1,076 civil lawsuits, most of which refer to claims for compensation by former employees or third parties for alleged occupational illnesses and workers’ compensation, collection lawsuits and bankruptcy situations, reimbursement of funds claimed from delinquent landowners and possessory actions filed in

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

order to protect the Company’s equity. The Company has insurance for public liability that covers, within the limits set in the policy, unfavorable sentences in the civil courts for claims for compensation of losses.

Civil proceeding with probability of loss classified as possible

On June 2012, a Public Civil Action was filed by the Federal Public Ministry from Distrito Federal, aiming a prohibition for the Company of travel in any federal highway overweight, under a penalty, which was granted by the Judge of first instance as well as the action claiming the payment of moral and material damages due to alleged damage to federal highways, the environment and economic order. The amount of R$ 757,513 was given by the Federal Public Ministry for the proceeding. The Company appealed with success against the decision and also filed appeal for the others matters of the Action.

The proceeding is in the initial stage and, according to the Company’s legal advisors, the probability of loss was classified as possible and for that reason, no provision was recorded.

Class action

In November 2008, a securities class action was filed against the Company and certain of its current and former officers and directors on behalf of purchasers of the Company’s ADRs between April 7 and October 2, 2008. The complaint asserts alleged violations of the US Securities Exchange Act, alleging that the Company failed to disclose information in connection with, and losses arising from, certain derivative transactions.

During our Board of Directors meeting in December 2012, the Company ratified, the agreement under judicial mediation, where the Company and the other co-defendants agreed to pay the full amount of US$ 37,5 million (equivalent to R$ 76,6) to all holders of ADRs (American Depositary Receipt), from April 7 to October 2, 2008. The Company has active insurance policy D&O (Directors and Officers), that will cover the full disbursement mentioned above, with no material effect for us.

(d)                                Relevant comments regarding tax proceeding

The Company entered on January 1995, with a judicial tax proceeding, aiming the reimbursement of the Tax Incentive denominated “Crédito-Prêmio de IPI”. After final decision favorable for us, which determined the reimbursement of that credit, we recognized the amount of R$ 93,152 under the “Other assets”, in the “Non-current assets” against “Other operational revenue”, net of the lawyer fees. The Company submitted a formal request for the issuance of precatory related to the judicial process.

(e)                                 Remaining judicial deposits (consolidated)

The company has at December 31, 2012 the amount of R$ 157,567 (R$ 137,060 in December 31, 2011) deposited judicially in cases classified by external legal advisors as of remote or possible loss, for which no provision have been recorded. The contingencies refer to PIS, COFINS, Income taxes and to contributions to the INSS, among others of smaller amount. Additionally, it includes the amount of R$ 58,876 of the credit balance of REFIS, as detailed in Note 25.

(f)                                  Significant contingencies resolved

In the six-month period ended June 30, 2012 the Company paid an amount of R$ 17,340, related to Social Contribution (CSLL) due over export revenue, an amount that was included in the provision for

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

contingencies at December 31, 2011, that also included a provision for fines (part of the R$ 9,174) which was reverted as the discussion regarding the applicability of taxation of this contribution was almost finalized in the Brazil Supreme Federal Court, which resulted in a reduction of the tax provision.

In prior years, the Company was fined for using tax losses, incurred during the program BEFIEX, more than six calendar years after the recognition of the loss. The updated value of the contingency, whose probability of loss on December 31, 2011 was possible, is R$ 168 million. On June 2012, this issue was resolved, due to favorable court decision, extinguishing the process.

25                                 Tax Amnesty and Refinancing Program (“REFIS”)

In November 2009, the Company joined the REFIS introduced by Law 11,941/09, the objective of which is the settlement of fiscal liabilities through a special system for payment of tax and social security debt in installments.

On June 28, 2011 all amounts under the program were consolidated after had met all formal requirements established in the legislation and the amounts included in the consolidated debt relate mainly to:

•             CSLL - judicial measure aiming the exclusion of export earnings of the basis for calculating the social contribution, as established by the constitutional amendment no 33/2001.

•             Income taxes/CSLL - judicial measure aiming the monetary correction of the balance sheet with no monetary losses generated by the Plano Verão - Economic plan established by the Provisional Measure 32/1989, converted into Law 7,730/89.

•             Income tax/CSLL - tax assessments issued due to the offset of income and social contribution tax losses, without compliance the limitation of 30%.

•             IPI credit premium - tax credits transferred from KSR to Celpav, related to phase II (April 1, 1981 to April 30, 1985), which were the subject of a tax assessment notice issued by the Brazilian Federal Revenue Secretariat due to supposed noncompliance with accessory tax obligations.

•             Economic Domain Intervention Contribution (CIDE) - judicial proceeding regarding CIDE on amounts paid to parties resident abroad as royalties or contractual remuneration, introduced by Law 10,168/00 and amended by Law 10,332/01 - period: as from 2002.

•             Tax on Financial Transactions (IOF) - judicial proceeding for declaration of non-existence of legal-tax relationship, in order not to be obliged to pay IOF on foreign exchange contracts entered into for purposes of raising funds abroad through the issue of Euronotes. The IOF amount was deposited in court on February 4, 1994.

•             COFINS - rate increase from 2% to 3% as established by Law 9,718/98.

•             CSLL - tax assessment issued due to the deduction on basis for calculating the social contribution, of expenditure on the monetary correction portion to the difference between the variation of the IPC and of the BTN Fiscal in the year of 1990.

The following is a summary of the amounts included in the program, as well the benefits obtained:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

Detail of amounts
Total updated debts included in the program	532,734
Benefits for reduction of fines and interest	(78,030)
Fines and interest offset against tax loss and negative basis	(129,397)

Total debt payable	325,307
Payments made	(21,356)

Balance of debt	303,951

Total of judicial deposits updated	349,802

Credit balance	45,851

Considering the legal right to offset judicial deposits related to the debts included in the program and since judicial deposits exceed the remaining debt (after the reductions established by the program) the remaining balance in favor of the Company, updated in December 31, 2012 is R$ 58,876, is presented within non-current assets under other accounts receivable and monthly updated by SELIC, the interest rate applicable to tax debts.

26                                 Long-term commitments

Take or pay arrangements

The Company entered into long-term take-or-pay agreements with power, transportation, diesel, and chemical and natural gas suppliers effective for a average period of 9.6 years. These agreements contain termination and supply interruption clauses in the event of default of certain essential obligations. The contractual obligations assumed at December 31, 2012 correspond to R$ 258,694 per year (R$ 301,117 at December 31, 2011).

27                                 Shareholders’ equity

(a)                                Capital

At December 31, 2012, fully subscribed and paid-up capital is represented by 553,934,646 nominative common shares without par value (467,934,646 nominative common shares without par value as of December 31, 2011).

On April 30, 2012, the Company completed the issuance of 86,000,000 common shares without par value, through a public offering of shares. The net proceeds obtained from the public offering of shares is presented below:

	Number of shares	Gross proceeds

Offered through American Depositary Shares outside Brazil	12,319,972	195,025
Offered as common shares in Brazil	73,680,028	1,166,355

Total shares offered/gross proceeds	86,000,000	1,361,380

Total amount of transaction costs (*)		(17,834)
Income tax on transaction costs		6,063

Total amount of transaction costs, net		(11,771)

Total capital increase		1,349,609

(*) Transactions costs are mainly represented by commission and fees for lawyers and auditors.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Dividends and interest on own capital

The Company’s by-laws provide for a minimum annual dividend of 25% of net income, adjusted by the changes in reserves, as determined by Brazilian Corporate Law.

There were no proposal of dividends for the years ended December 31, 2012 and 2011 considering the loss incurred for the period.

Despite the positive results for the year ended December 31, 2009, the Company’s management, due to commitments assumed, level of indebtedness, financial liabilities management strategy aiming, among others, to correlate debt maturities with cash flow generation, and the Company’s business plan, had not proposed the minimum dividends prescribed by Article 30, paragraph III of the by-laws, as permitted by article 202, paragraph 4 of Law 6,404/76. Considering that at December 31, 2010 the Company’s financial position sufficient to pay dividends of R$ 121,958 (equivalent to R$ 0.26 per share), which was recorded in a “Special reserve for minimum dividends not distributed” in shareholders’ equity was reclassified to a liability for “Dividends payable”.

(c)                                 Revenue reserves

The legal reserve is constituted through the appropriation of 5% of the net income for the year. The investment reserve, corresponding to the balance of retained earnings, after the constitution of the legal reserve, mainly relates to the investment plans included in the capital budget, and the processes of plant modernization and maintenance, as approved by the Statutory Audit Committee and the Board of Directors.

(d)                                Treasury shares

The Company has 342,822 common shares with unit value of R$ 30.18 per share, which corresponds to R$ 10,346.

28                                 Employee benefits

(a)                                Variable remuneration program

The Company maintains a performance based bonus program for its employees, linked to its personal plans and the attainment of specific objectives based on cash generation, which are established and agreed upon at the beginning of each year. The amount recorded as expenses for the year ended December 31, 2012 was R$ 56,402 (December 31, 2011 - R$ 64,597 and December 31, 2010 - R$ 50,185).

(b)                                Defined contribution pension plan

In 2000, the Company became a sponsor of the Senador José Ermírio de Moraes Foundation (FUNSEJEM), a not-for-profit pension fund for the employees of the Votorantim Group. Under the fund’s rules, the Company matches employees’ contributions to FUNSEJEM, which may range from 0.5% to 6% of nominal salary. The Company’s contributions for the year ended December 31, 2012 amounted to R$ 8,519 (R$ 8,835 as of December 31, 2011 and December 31, 2010- R$ 6,936).

(c)                                 Medical assistance provided to retirees

The Company entered into an agreement with the São Paulo State Pulp and Paper Industry Workers’ Union to provide the funding for a lifetime medical assistance plan (SEPACO) for all of the Company’s employees, their dependents, until they come of age, and their spouses, for life.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

The Company’s policy determines that the cost of the benefit be allocated from the date of hiring to the date on which the employee becomes eligible to receive the medical assistance benefit.

IAS 19 - “Benefits to Employees” requires that an entity calculate the present value of defined benefit obligations and the market value of the assets of the plans at the end of each reporting period. The amount recorded as expenses for the year ended December 31, 2012 was R$ 4,647 (R$ 4,211 as of December 31, 2011 and R$ 694 as of December 31, 2010).

The actuarial methods are based on economic and biometric assumptions, as follows:

	Actuarial assumptions
	2012	2011

Discount rate - %	4.0	5.5
Real growth rate of medical costs - %	3.0	3.0
Rate of increase of utilization of medical assistance - %	3.0	3.0
Long-term inflation - %	4.25	4.25
Biometric table of general mortality	AT-83	AT-83
Biometric table of general mortality for invalids	IAPB 57	IABP57

Based on the independent actuary’s report, the position of the actuarial calculations is as follows:

	2012	2011

Reconciliation of liabilities
Present value of actuarial obligations at beginning of the period	55,715	51,504
Cost of current service
Interest on actuarial obligations	6,276	5,960
Benefits paid	(3,971)	(3,261)
Actuarial losses in the statement of operations	2,342	1,512

Present value of actuarial obligations at end of the period	60,362	55,715

The liability is recorded under “Other payables” in the consolidated balance sheet.

(d)                                Employee benefits expenses

	2012	2011

Payroll, profit sharing and related charges	497,327	470,376
FGTS and other rescission indemnifications	36,572	37,010
INSS	82,701	88,224
Others	13,717	18,007

	630,317	613,617

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

29                                 Compensation program based on shares

Phantom Stock Options (PSO)

On April 28, 2010, the Board of Directors approved the Long-term Incentive Program, which consists of a plan to grant Phantom Stock Options, the 2009 and 2010 Programs, with the purpose of integrating executives in the development process of the Company in the medium and long term, allowing their participation in the increase in value of the Company’s shares.

The program is based on the Phantom Stock Options (PSO) concept, which consists of an award in cash based on the appreciation, of the shares of the Company, in relation to a predetermined price in a predetermined period. The plan does not provide for the delivery of any share to the beneficiaries. The Company’s CEO and the Executive Officers are eligible for the plan.

At the time of each award, the eligible executive will receive a quantity of PSO, to be defined based on a target reward and on the expectation of the increase in the value of the Company. The target for the appreciation of the shares of the Company is established by the Board of Directors and the number of PSO awarded will be calculated in such a manner that, if the appreciation target is attained, the resulting reward will be equal to the target value.

The PSO can only be exercised after a vesting period of three years, as from the award date established in the contracts, and the maximum period for the exercise of the option is five years since granted. Exceptionally, the first award, denominated as the Program 2009, has a graded vesting period.

The exercise price of the options at the award date is calculated by reference to the average price of the FIBR3 shares, in accordance with the volume traded in the three months prior to the date of the award.

The Programs awarded up to December 31, 2012 are presented below, as follow:

Programs

Program	Award date	Vesting period	Expiration date	Options	Exercise price

2009	08.26.10	08.27.10	12.31.16	52,215	27.55
2009	08.26.10	12.26.10	12.31.16	52,215	27.55
2009	08.26.10	10.27.11	12.31.16	52,214	27.55
2010	08.26.10	08.28.13	12.31.17	223,207	27.55
2011	01.02.12	01.02.14	12.31.18	274,976	28.31
2012	01.02.12	01.02.15	12.31.19	278,724	14.09

Assumptions and calculation of fair value of options granted

The pricing of options was based on the BTT model, due to its ease of implementation, validation and inclusion of the specific terms of the program. This model is a numerical approximation of the risk-neutral or equivalent martingale methodology which is frequently utilized in the valuation of instruments that cannot have a closed-form pricing formula.

To determinate this value, the following economic assumptions were used at December 31 of each year. As result of the increase in the quoted market price of the FIBR3 shares in 2012 the fair value of the options as of December 31, 2012 was R$ 471:

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

	2012	2011

Share price volatility - % (i)	3.77	10.00
Risk free return rate - % (ii)	6.55 to 8.58	10.00 to 11.55
Average price of shares (average of three prior months)	18.63	14.09
Options exercise price	21.57	27.55
Weighted-average term of vesting of option (months)	15.27	11.87
Weighted-average term of life of option (months)	73.11	31.96
Fair value of option resulting from the model (average)	1.82

(i)            Based on the daily volatility price for a three-month period.

(ii)         The curve of fixed-DI interest rate (Brazil) at the measurement date was utilized.

The settlement of this benefit plan for executives will be made by the Company in cash when the options are exercised.

The change in the number of SPO and their corresponding weighted average prices for the period are presented below:

	2012		2011
	Number of SPO	Weighted average price for exercise of options - reais	Number of SPO	Weighted average price for exercise of options - reais

Outstanding at the beginning of the year	379,851	27.55	379,851	27.55
Granted during the year	553,710	21.15
Concealed	(326,162)	27.83

Outstanding at the end of the year	607,399	21.57	379,851	27.55

Exercisable options at the end of the year	353,511	24.25	156,644	27.55

In the period ended December 31, 2012 was provisioned R$ 471 (at December 31, 2011 a reversal of R$ 366 was made), recorded in the statement of operations as “General and administrative expenses” and in liabilities, as “Other payables”.

30                                 Net revenue

(a)                                Reconciliation

	2012	2011	2010

Gross amount	7,208,452	6,861,041	7,785,155
Sales taxes	(138,820)	(245,759)	(421,701)
Discounts and returns (*)	(895,259)	(760,982)	(1,080,067)

Net revenues	(6,174,373)	5,854,300	6,283,387

(*)        Related mainly to the export customers’ performance rebate.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Information about products

The following table presents the net revenue segregated by type of product, the volume and the respective destination for the domestic and foreign markets:

	2012	2011	2010

Pulp
Volumes (ktons)
Domestic market	530,566	507,559	424,323
Foreign market	4,825,990	4,633,402	4,484,497

	5,356,556	5,140,961	4,908,820

Pulp revenue
Domestic market	508,533	486,248	413,650
Foreign market	5,597,725	4,980,570	5,363,816

	6,106,258	5,466,818	5,777,466

Average price (in reais per ton)	1,140	1,063	1,177

Revenue
Domestic market	508,533	486,248	413,650
Foreign market	5,597,725	4,980,570	5,363,816
Paper		324,122	448,317
Services	68,115	63,360	57,604

	6,174,373	5,854,300	6,283,387

(c)                                 Information by geographic areas

The geographic areas are determined based on the costumer locations. The Company’s net revenue classified by geographic areas is demonstrated below:

	2012	2011	2010

Europe	2,539,214	2,343,284	2,430,720
North America	1,581,021	1,395,009	1,622,256
Asia	1,454,963	1,262,191	1,355,932
Brazil and others	599,175	853,816	874,479

	6,174,373	5,854,300	6,283,387

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

31                                 Financial results

The financial results were summarized as follows:

	2012	2011	2010

Financial expenses
Interest on loans and financing	(681,839)	(660,084)	(732,314)
Appropriation of interest-acquisition of Aracruz shares		(40,893)	(288,701)
Loans commissions	(72,800)	(84,866)	(78,997)
Financial charges in the partial repurchase of Eurobond “Fibria 2020”	(150,917)
Others	(38,849)	(87,162)	(92,520)

	(944,405)	(873,005)	(1,192,532)

Financial income
Financial investment earnings	151,728	180,377	252,101
Reversal of indexation charges on contingent liabilities			73,409
Others	15,918	36,623	48,916

	167,646	217,000	374,426

Gains (losses) on derivative financial instruments
Gain	438,896	556,766	251,695
Losses	(623,361)	(833,643)	(99,411)

	(184,465)	(276,877)	152,284

Foreign exchange and gain (loss)
Loans and financing	(803,641)	(1,036,274)	331,098
Other assets and liabilities	68,640	100,485	(29,494)

	(735,001)	(935,789)	301,604

Net financial result	(1,696,225)	(1,868,671)	(364,218)

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

32                                 Expenses by nature

Expenses classified as cost of sales, selling expenses, and general and administrative expenses are as follows:

	2012	2011	2010

Cost of sales
Depreciation, depletion and amortization	(1,811,974)	(1,812,855)	(1,606,970)
Freight	(691,994)	(611,273)	(514,968)
Benefits to employees	(442,459)	(473,426)	(468,796)
Variable costs	(2,290,831)	(2,226,715)	(2,103,925)

	(5,237,258)	(5,124,269)	(4,694,659)

Selling expenses
Benefits to employees	(17,541)	(18,564)	(19,096)
Commercial expenses (*)	(260,326)	(239,787)	(220,512)
Operational leasing	(1,310)	(907)	(2,260)
Depreciation and amortization charges	(12,609)	(11,779)	(2,620)
Allowance for doubtful accounts	3,376	(22,237)	(27,047)
Other expenses	(9,641)	(1,654)	(9,893)

	(298,052)	(294,928)	(281,428)

General and administrative and directors’ fees expenses
Benefits to employees	(113,915)	(121,627)	(116,703)
Third-party services (consulting, legal and others)	(103,149)	(127,891)	(116,457)
Contingencies			(11,573)
Depreciation and amortization charges	(23,725)	(23,674)	(7,115)
Donations and sponsorship	(9,402)	(7,617)	(10,316)
Taxes and contributions	(4,628)	(4,411)	(4,017)
Operational leases and insurance	(8,657)	(8,802)	(8,015)
Other expenses	(22,526)	(16,403)	(38,120)

	(286,002)	(310,425)	(312,316)

Other operating expenses, net
Program of variable compensation to employees	(56,402)	(60,071)	(54,508)
Capital gain - Piracicaba disposal		175,654
Capital gain - IPI tax credit	93,152
Change in fair value of biological assets	297,686	145,884	92,319
Others	19,590	(8,072)	(45,310)

	354,026	253,395	(7,499)

(*)        Includes handling expenses, storage and transportation expenses and sales commissions, among others.

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

33                                 Insurance (unaudited)

The Company has insurance coverage for operating risk and comprehensive civil liability, with a maximum indemnity of R$ 3.075 million. Additionally the Company maintains insurance coverage of civil general liability in the amount of US$ 25 million corresponding to R$ 51,088 on December 31, 2012. Fibria’s management considers these amounts to be sufficient to cover any potential liability, risks and damages to the assets and loss of profits.

The Company does not have insurance for its forests. To minimize the risk of fire, there are internal fire brigades, a watchtower network, and a fleet of fire trucks. There is no history of material losses from forest fires.

The Company has a domestic and international (import and export) transportation insurance policy effective until January 31, 2012, with clause of renovation for a period of 12 months.

Besides the above-mentioned insurance coverage, Fibria has civil liability policies for directors and officers at amounts considered to be adequate by management.

34                                 Earnings per share

(a)                                Basic

The basic earnings per share is calculated by dividing net income (loss) attributable to the Company’s shareholders by the weighted average of the number of common shares outstanding during the period, excluding the common shares purchased by the Company and maintained as treasury shares.

	Continued operations			Discontinued operations
	2012	2011	2010	2011	2010

Net (loss) income attributable to the shareholders of the Company	(704,706)	(1,113,277)	524,134	240,655	74,512

Weighted average number of common shares outstanding	524,925,157	467,591,824	467,720,762	467,591,824	467,720,762
Basic earnings per share (in reais)	(1.34)	(2.38)	1.12	0.51	0.16

The weighted average number of shares in the presented periods increased from 467,591,824 to 525,267,979 as the result of the issuance of shares mentioned in Note 26. Reconciliation of weighted average number of shares is presented and does not include treasury shares in the amount of 342,822 shares:

	Shares outstanding
	2012	2011

January to April	467,591,824	467,591,824
May to December	553,591,824	467,591,824

Weighted average	524,925,157	467,591,824

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(b)                                Diluted

The Company has no debt convertible into shares or share purchase options. Consequently, there are no potential common shares for dilution purposes.

35                                 Current assets held for sale and discontinued operations

As mentioned in Note 1(d), the CGUs Conpacel, KSR and Piracicaba were sold in 2011 and the forest and lands located in the south of Bahia were sold in 2012. We have also classified the Losango project assets as assets held for sale since June 2011.

The forest and lands located in the south of Bahia do not meet the definition of discontinued operations because they do not represent a major separate line of business or geographical area.

(a)                                Assets held for sale

The assets held for sale are related to the Losango project, as detailed in Note 1(d)(ii) and (iii):

	2012	2011

Losango Project
Biological assets	284,217	269,918
Property, plant and equipment - substantially lands	305,632	341,784
Others		32,464

	589,849	644,166

(b)                                Discontinued operations (Conpacel, KSR and Piracicaba) and assets on south of Bahia State

The results of discontinued operations regarding the year ended December 31, 2011 are summarized on the following table. The results earned with the sale of Piracicaba unit and assets on south of Bahia State were not presented as discontinued operations due to the fact that the values are not significant compared to the Company’s income.

(i)                                   Discontinued operations - Conpacel and KSR - information on statement of operations

	2011	2010

Net revenue	65,640	766,218
Cost of sales	(41,648)	(590,405)

Gross profit	23,992	175,813

Selling and administrative expenses	(13.575)	(62,987)
Financial results	(106)	71
Gain on disposal	357.196
Others	(2.878)

Income before taxes on income	364,629	112,897

Taxes on income	(123,974)	(38,385)

Net income from discontinued operations	240,655	74,512

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

(ii)                               Discontinued operations - Conpacel and KSR - information on cash flows

	2011	2010

Net cash provided by operating activities	36,886	294,624
Net cash used in investing activities	1,558,768	(78,492)
Net cash used in financing activities (*)	(1,595,654)	(216,132)

(*)    Considering that Conpacel and KSR treasury operations were centralized by the Company, this amount represents the proceeds from the sale transferred to the Company net of investments realized.

(iii)                           Gain on disposal of discontinued operations, Piracicaba and assets on south of Bahia State

We present bellow the gain recorded in the year ended December 31, 2012 and 2011 for the disposal of CGUs assets on south of Bahia State (in 2012) and Conpacel, KSR and Piracicaba (in 2011):

	2012	2011
	Assets on south of Bahia State	Conpacel and KSR (i)	Piracicaba (ii)	Gain

Selling price	210,000	1,508,768	567,375	2,076,143
(-) Carrying amount of disposed net assets
Fixed assets and biological assets	(139,399)	(588,946)	(291,578)	(880,524)
Goodwill		(475,413)		(475,413)
Fair value (CPC 15 and CPC 29)	(29,319)
Inventories		(84,055)	(90,143)	(174,198)
Other assets and liabilities		(3,158)	(10,000)	(13,158)
Other expenses	(11,660)

(=) Gross gain recognized	29,622	357,196	175,654	532,850
(-) Income taxes	(10,074)	(121,447)	(59,722)	(181,169)

(=) Net gain	19,551	235,749	115,932	351,681

(i)        The gain is included as part of net income from discontinued operations.

(ii)     The gain is included under “Other operating expenses, net”.

(c)                                 Indemnification liabilities

In connection with the sale of CGUs and assets described above the Company assumed indemnification commitments with respect to losses, if they arise, as agreed in the corresponding sale agreements which have specific limits, period for the indemnification commitments and procedures for the other party to require the indemnification.

36                                 Impairment tests

As of December 31, 2012 and 2011, following the accounting policy described in Note 2.11(a), the Company performed its annual impairment test of the CGUs to which goodwill is allocated as described

Fibria Celulose S.A.

Notes to the consolidated financial statements
at December 31, 2012

In thousands of reais, unless otherwise indicated

on the item (a) below. In addition, as required by IAS 36 as the book value of the net assets of the Company exceed its market capitalization as of December 31, 2011 and 2012, a formal impairment analysis of long-lived assets must be performed. As a result, as described in the item (b) below, the Company performed an impairment analysis of the long lived assets of the CGUs Jacareí - SP and Três Lagoas - MS.

(a)                                CGUs with goodwill allocated - Aracruz

On December 2012, the Company assessed the need for impairment of the carrying amount of goodwill based on the value in use of the group of CGUs where goodwill was allocated. Value in use was estimated using a discounted cash flow model for the group of CGUs The process of estimating the value in use involves assumptions, judgments and estimates of future cash flows and represents the Company’s best estimate with projections having been approved by management. The impairment test did not result in the need to recognize any impairment.

The amount of goodwill allocated to the group of CGUs (Aracruz and Veracel) amounts at December 31, 2012 to R$ 4,230,450.

The cash flows for each period are discounted to present value through the application on the rate that best reflects the Weighted Average Cost of Capital (WACC) for the CGU. This rate takes into consideration the various components of financing, debt and own capital used by the Company to finance its activities. The cost of capital of the CGU was determined using the Company’s own capital cost through the Capital Asset Pricing Model.

Cash flows for a period of ten years were considered and a additional amount was calculated for the perpetuity of the cash flow of the tenth year, discounted to present value using the WACC rate less the estimate of growth of Brazilian Gross Domestic Product. A ten-year period was used as management considers that global price of pulp can be affected by several factors which generally are identified in periods longer than the production cycle of forest of seven years.

The main assumptions used in determining value in use at December 31, 2012, are as follows:

Assumptions

Exchange rate in the period - R$	2.02
Average gross margin - %	43.5
Discount rate - WACC (gross and net from tax credits) - %	7.14 - 6.45

Management determined the gross margin based on past performance and on its expectations of market development. The weighted average growth rates used are consistent with the forecasts included in industry reports.

(b)                                Três Lagoas and Jacareí

The Company assessed at December 31, 2012 whether the value in use of the UGCs Jacareí and Três Lagoas exceeds its carrying amount. Value is use was measured using the discounted cash flow method. The processes to estimate the value in use followed the same assumptions and judgments described in item (a). The test did not resulted in any impairment loss.

*          *          *

MANAGEMENT REPORT 2012

MESSAGE FROM THE MANAGEMENT

Fibria obtained excellent operating results, in addition to significant progress in sustainability in 2012. These results show how seriously we take our commitment to create economic wealth responsibly and to share it widely.

Although the world economic scenario is still unstable, with many challenges facing the pulp industry, market fundamentals held stable throughout the year. Inventory levels remained balanced as demand recovered and tissue paper machinery come on stream. These factors were reflected in the price of hardwood pulp (PIX/FOEX(1) BHKP Europe index - US$), which increased 19% during the year. The dollar’s average 17% rise during the year also helped to boost our revenue, primarily derived from exports.

In order to improve our capital structure and reduce leverage, in April of 2012 we held a primary stock offering totaling R$1.4 billion. We also sold forest and land assets in southern Bahia State and concluded the sales agreement for the Losango project forest land in Rio Grande do Sul, which was sold to CMPC Celulose Riograndense. Free cash flow generation(2) from our operations amounted to R$836 million in 2012, allowing Fibria to close the year with R$2.9 billion in liquidity events.

These funds were used mainly to reduce debt, in turn helping Fibria reduce its leverage from 4.8x at the end of 2011 to 3.4x in 2012.

Fibria produced 5.3 million tons of pulp in 2012, up 2% over the 2011 record as a result of greater operating efficiency at the majority of our production units as a result of the maturity of the synergies from the creation of Fibria and cost reduction and control. Pulp sales were also at record levels, reaching 5.4 million tons in the year, up 4% over the 2011 figure.

The year was also marked by important events in terms of social and environmental projects. In April we defined six Long Term Sustainability Goals (2025), in line with our aim to be profitable and admired. These are public commitments regarding fundamental issues such as optimized land use, protecting biodiversity, minimizing climate change, eco-efficiency and the quality of our relationship with society, including our contribution to the sustainable

(1)         FOEX Indexes ltd is a private company based in Helsinki, Finland, which issues a weekly report of prices traded for the principal types of pulp and paper.

(2)         No account has been taken of sales of assets during 2012 or of the acquisition of an interest in Ensyn.

community development. In 2012, we focused on raising awareness of these goals among our employees and stakeholders and in 2013, we will develop the indicators that will allow us to manage and report of our progress on each goal.

As a result of a study that involved all company divisions, Fibria was earned certification from independent organization Forest Stewardship Council® (FSC®) for forest management and the custody chain of the Aracruz Unit, covering our activities in Espírito Santo, Bahia and Minas Gerais states. FSC® certification is internationally recognized and serves as a guarantee that our forest products are from well-managed forests and offer environmental, social and economic benefits. This guarantee adds value to Fibria’s products in a competitive market but, above all, it reflects our determination to express our commitment to society by seeking to meet the rigorous certification criteria.

Special attention was given to our relationship with our neighboring communities. We took part in initiatives to combat the illegal sale of charcoal in southern Bahia State and to support sustainable development of the local communities. A highlight was the establishment of a partnership with the Landless Workers’ Movement (Movimento dos Trabalhadores Sem Terra or MST) to settle some 1,200 families and to create a technical and professional training center to develop agro-forestry technologies on 12 thousand hectares of proprietary land. We believe that, beyond dialogue and community relations, it is our responsibility to help train people and give them the chance to make a change for the better in their own lives and communities.

In December, Fibria ratified an agreement in respect of class action suit brought against the Company in November of 2008 by potential ADR buyers from April 7 to October 2, 2008, who alleged violations of the Securities Exchange Act when the company provided insufficient information about losses from certain transactions involving derivative instruments. Under the agreement, the Company and its co-defendants agreed to pay a total of US$37.5 million to all the ADR holders during the period mentioned above. Because Fibria has Directors and Officers (D&O) insurance with cover extending to the company that will reimburse a significant part of this expense, there will be no material effect on the company.

Alert to opportunities to increase value generation of our renewable forests, we are investing in the development and sale of biofuels produced from planted forests. As part of this project, we acquired a stake in U.S. company Ensyn Corporation that makes fuel oil from renewable materials. Bio-business is complementary to pulp production and part of our strategy to optimize Fibria’s know-how and experience in developing, establishing and managing high performance forests. With regards to its main activity, Fibria is prepared to increase its production capacity through the Três Lagoas, Mato Grosso do Sul State expansion project when conditions are advantageous.

Additionally, 2012 saw the launch of the STX Arborella, the first of a fleet of 20 to be built by South Korea’s STX Pan Ocean for a 25-year charter agreement with Fibria. With ships specially designed to meet the technical specifications of pulp transport, this operation reinforces the Company’s competitive edge, enabling it to improve logistics performance and control its ocean fleet to deliver a high-quality product strictly complying with contracted volumes and deadlines.

We would like to give our special thanks to every person and organization — employees, customers, NGOs, partners, suppliers, investors — that has helped us close 2012 in better shape than we began it. Both within Fibria and outside it, for society as a whole, together we are building the foundation of a tomorrow that will be even richer in opportunities and achievements.

Marcelo Strufaldi Castelli	José Luciano Penido
Chief Executive Officer	Chairman of the Board of Directors

MARKET OVERVIEW

2012 was marked by excellent operating results, particularly the record production and sales volumes, stable cash cost, free cash flow generation and the reduction of net debt to the lowest level since the Company was founded. Market fundamentals remained stable, with the main growth driver coming from higher pulp demand from emerging markets, especially with new tissue machinery in China that helped keep inventory levels at equilibrium. These factors contributed to a recovery in hardwood pulp prices, which rose from US$652 per ton at the beginning of the year to US$776 per ton at its close (PIX/FOEX (1) BHKP Europe index), growing 19%. The dollar’s average 17% rise during the year also helped to boost our revenue, primarily derived from exports.

PERFORMANCE ANALYSIS

Fibria’s pulp production amounted to 5.3 million tons in 2012, increasing 2% over 2011 due to greater operating efficiency and the maturity of various projects, as well as the synergies

(1)         FOEX Indexes ltd is a private company based in Helsinki, Finland, which issues a weekly report of prices traded for the principal types of pulp and paper.

captured by Fibria’s foundation in 2009. This efficiency allowed us to reach record production levels at operating units.

Pulp sales in 2012 totaled 5.4 million tons, a volume 4% higher than in the previous year and representing record sales for the period. Our sales breakdown by end use and region reflects the Company’s commercial strategy of focusing on leading companies that will maintain or increase their market share. Sales to the Tissue segment made up 54% of total sales in 2012, followed by Printing and Writing at 29% and Special Papers at 17%. Europe, accounting for 41% of total sales, remained our main importer, followed by North America with 25%, Asia with 24%, and Brazil/Others with 10%.

Net operating revenue increased 5% over 2011 to R$6.2 billion in 2012, explained by the 4% greater sales volume and the 7% rise in the net pulp price in reais driven by the dollar’s 17% appreciation in the period. These factors offset the absence of 2011’s R$324 million in paper sales revenue from the Piracicaba Unit (sold in September of 2011). Excluding these revenues for the purposes of comparison, total net revenues would have increased 12% in 2012 over the previous year.

Cost of goods sold (COGS) amounted to R$5.2 billion, a R$113 million or 2% increase over 2011. This result was due mainly to: (i) the 4% increase in pulp sales; and (ii) the dollar’s 17% appreciation against the real. These factors were partially offset by the zero COGS for the paper business as a result of the sale of the Piracicaba Unit in September of 2011.

Administrative expenses came to R$286 million, down 8% as compared to 2011 due to expenses with indemnities and charges incurred throughout 2011 as part of the organizational restructuring process, in addition to reduced third-party services and travel expenses in 2012.

Sales expenses came to R$ 298 million, stable (+1%) against 2011 (R$ 295 million). The stability is, chiefly, the result of a R$15 million provision for doubtful accounts constituted in 2011, partially offsetting the impacts to this line from the 4% increase in pulp sales and the average dollar’s 17% appreciation against the real on expenses exposed to this currency.

Adjusted EBITDA was R$2.3 billion in 2012 with margin at 36%, an increase of 15% and 2 p.p., respectively, over the previous year. This result was due to the 4% increase in pulp sales and the higher pulp price in Reais (7%), in turn partially offset by the 2% rise in cash COGS.

Financial income resulted in a total expense of R$1.7 billion, compared to an expense of R$1.9 billion in 2011. This variation is explained by currency fluctuations that resulted in the dollar closing up 9% in 2012, less than the 13% rise in 2011 and impacting all of the Company’s dollar-denominated debt. Because we export most of our product, we borrow mainly in U.S. Dollars.

Fibria recorded a loss of R$698 million for 2012, primarily driven by the financial result of negative R$1.7 billion. However, in comparison with 2011, this loss was down 20% with the improved operating result from better sales and pulp prices and the lesser financial loss in 2012.

STRATEGY

With the establishment of the strategic alliance with Ensyn Corporation (Ensyn) in 2012, we made further progress with our mission to leverage our forestry expertise to develop high value-added alternatives to complement our global leadership and excellence in pulp production. Ensyn is a U.S. company that owns the technology used to produce renewable liquid fuel. Bio-business is complementary to pulp production and part of our strategy to optimize Fibria’s know-how and experience in developing, establishing and managing high performance forests. With regards to its main activity, Fibria is prepared to increase its production capacity through the Três Lagoas, Mato Grosso do Sul State expansion project when conditions are advantageous.

In 2012, we also concluded the sale of forest assets in southern Bahia and Rio Grande do Sul (Losango) states, completing a cycle of divestment that has helped improve our capital structure.

CAPITAL INVESTMENTS

Fibria made capital investments totaling R$1.1 billion in 2012. Management plans to invest R$1.2 billion in 2013, a 15% increase over 2012 to account for inflation, foreign exchange and the non-recurring effect of increased forest renewal at the Aracruz Unit.

LIABILITY MANAGEMENT

Liability management and efforts to optimize the capital structure continue to be priority for Fibria as it works to recover investment grade status from ratings agencies. To this effect, the Company held a primary stock offering in April of 2012 valued at R$1.4 billion, using the proceeds for early settlement of R$1 billion of the 2020 Eurobonds. This transaction will save the Company approximately US$40 million a year in financial expenses.

We also completed the sale of forest and land assets in southern Bahia and Rio Grande do Sul (Losango) states. Together with R$836 million in free cash flow(2) in 2012, Fibria saw total liquidity events of R$2.9 billion.

These initiatives allowed Fibria to close 2012 with a strong financial position. Cash, including marked-to-market hedge instruments, totaled R$3 billion, representing 2.6x short-term debt. Net debt stood at R$7.7 billion, down 18% over 2011 to its lowest level since the Company’s foundation. At the end of 2012, Fibria had a net debt/EBITDA ratio of 3.4x, compared to 4.8x in 2011.

In June of 2012, the Company renegotiated the covenants applicable to part of our debt with creditor financial institutions to both increase maximum leverage limits and also amend the method of calculating net debt/EBITDA. The new calculation considers all debt, cash and EBITDA in U.S. dollars rather than reais with a higher limit of 4.5x. The ratio in dollars at the end of 2012 was 3.3x. Thus, Fibria was able to minimize the volatility of this indicator derived from the mismatch between the closing and average foreign exchange rates for each year. The renegotiation with the creditors was completed satisfactorily, in an atmosphere of reciprocity and without additional costs.

DIVIDENDS

The Company’s bylaws require a minimum annual dividend of 25% of net income, adjusted allocations to capital reserves as provided by Brazilian corporate law. No dividends were proposed for the year ended December 31, 2012, considering the loss suffered for the period.

CAPITAL MARKETS

Fibria stock listed on the BM&FBovespa’s Novo Mercado under the ticker symbol FIBR3 rose 63% in the year to R$22.57. On the New York Stock Exchange, the Company’s level III ADRs traded under ticker symbol FBR closed at US$11.37. The average daily trade volume in 2012 on

(2) Neither asset sales during 2012 nor the acquisition of the interest in Ensyn have been taken into account.

the BM&FBovespa and the NYSE was 3.5 million, up 11% over average for 2011. The average daily financial volume was US$33.1 million, 9% lower than in 2011.

Total outstanding shares	553,934,646 common shares (ONs)
ADR (American Depositary Receipt)	1 ADR = 1 common share
Market Value on December 31, 2012	R$12.5 billion | US$6.3 billion

Fibria stock is included in the Bovespa Index, representing 1% of the index. In addition, Fibria was included on the BM&FBovespa Corporate Sustainability Index (ISE) for the fourth consecutive year.

CORPORATE GOVERNANCE

Throughout 2012, Fibria continued to improve its corporate governance, updating the Corporate Code of Conduct with the approval of the Board of Directors, with revisions that make it more comprehensive and dynamic. The Company also introduced its Social Media Code of Conduct in 2012 with guidelines for Fibria employees active on the Company’s social media channels and forums.

The Innovation Committee was also established in 2012 to: (i) advise the Board of Directors in analyzing initiatives related to technological research and innovation in the forestry, industrial and management areas and with regards to new products and processes; (ii) prepare recommendations to the Board of Directors and monitor the implementation of policies, strategies and actions related to research and innovation within the Company; and (iii) assess Company investment proposals from the point of view of innovation.

This year also saw changes in the Internal Audit area, to ensure its independence and add more value to the business. Highlights among the improvements introduced are: (i) a regular report submitted to the Audit and Risk Committee; (ii) redefinition of the focus and approach of internal auditing; (iii) alignment with strategic business objectives; (iv) synergy with Internal Control, Risk Management and the Ombudsman; and (v) improved standards of detail and language in reporting.

In addition, the Risk Management and Corporate Communications areas progressed with the Crisis Management process. After the preparation of the Crisis Management Guide in 2011,

2012 saw the creation of Regional Committees to carry out training and specific simulations at the industrial, forestry and port units.

SYNERGIES

After more than a year of quantified the synergies arising from the merger of Aracruz and Votorantim Celulose e Papel (VCP), we have exceeded Net Present Value (NPV) of R$5 billion. Even those synergies requiring more time to mature, such as in the operations and research areas, have demonstrated that the adoption of best practices brought significant gains to Fibria. The organization has incorporated this best practice exchange into its culture, allowing it to exceed its targets each year as reflected in the record production volume in 2012 and the below-inflation increase in the cash cost of production year after year.

TECHNOLOGICAL INNOVATION

Fibria is an industry leader in investments in research and has been consistently for more than 40 years. In 2012 we invested some R$42 million in technology projects - 8% more than in 2011 — considering the latest in forestry and pulp production.

The results of the Forestry and Natural Resources Management area contributed to the forestry business by developing and applying new technologies such as soil fertilization and conservation, forest landscape management, production eco-physiology, experimental watersheds and biological pest control, among others. Of particular note is the new procedure for re-budding used in our plantations, which should result in productivity gains and lower operating costs.

There were also significant advances in Genetic Improvement and Biotechnology during the year. Fifteen new eucalyptus clones were introduced into the Fibria nurseries, including the first hybrid clones from sub-tropical species selected for the climatic conditions of Espírito Santo and Bahia states that are of strategic interest to the Company. These new clones will increase forest productivity and bring industrial advantages, providing an expected increase of 3% in pulp production per hectare per year (MAI). Fibria also developed a new and innovative system of growing saplings in vitro using a system of temporary immersion bioreactors developed specifically for growing eucalyptus. This new system represents a roughly 30-fold productivity gain compared to the traditional laboratory production system and will guarantee the supply of 100% of the saplings for cloning plots at all of the Company’s commercial nurseries.

In molecular biology, the Company continues to develop molecular marker assisted selection methods using broad genomic selection to expedite the development of superior specimens, increasing genetic gains per unit of time. 2012 also saw new field experiments with genetically modified trees, in adherence with the recommendations of the legislation and the certifying authorities.

In the industrial area, research projects were concentrated on new technologies for cooking and bleaching to reduce specific consumption of timber and chemical products and enhance the quality of the final product, thus helping to reinforce our relationships with our major customers and maximize our commercial results.

Significant advances were made in the bio-refinery area with the development of know-how and obtention of results that have helped to move Fibria in the direction of diversifying its business interests. New partnerships were forged while projects for producing biofuels and bio-products from biomass which extend to various links in the production chain.

It should also be noted that at the start of 2013 the new Technology Center was inaugurated in Jacareí, São Paulo State. The Center features bio-refinery and biotechnology laboratories, as well as a nursery dedicated to research, and will be able to carry out new studies of feedstock and the final product.

SUSTAINABILITY

Significant advances were made in 2012 on the social front, with the implementation of the Community Relationship and Social Investment Strategy, contributing to reducing poverty in neighboring communities. The significant reduction in damage to forest property and production of illegal charcoal in southern Bahia state testify to this progress. Together with other important factors, this contributed to Fibria’s success in the Forest Stewardship Council® (FSC®) certification process for its forest management and custody chain of its forests in Espírito Santo, Bahia and Minas Gerais states. Today, all Fibria units are FSC® certified, which ensures that the timber used in pulp production comes from well managed forests according to social, environmental and economic indicators. The Três Lagoas, Aracruz and Veracel units are also Cerflor certified. The certification process at Jacareí will be completed in 2013.

Fibria has also reinforced and improved its relationships and engagement with stakeholders such as governments, institutions and NGOs, giving rise to the following initiatives:

• Agreement signed between Fibria, MST, the State of Bahia, Esalq/USP and Incra resulting in a settlement project for about 1,200 families, training and agro-forestry production;

• Two regional Constructive Dialogues — in São José dos Campos, São Paulo State and Três Lagoas, Mato Grosso do Sul State — that, together, attracted approximately 160 participants including both community representatives and partners to hear suggestions from the communities and thereby improve the way the Company operates its forestry and industrial activities;

• The Rural Development Program (PDRT), which began in 2010 and in 2012, benefited some 927 families in 24 black communities in Bahia and Espírito Santo states and 250 families in 7 communities in Mato Grosso do Sul State. In partnership with public organizations and based on a shared network of information and resources of the communities themselves, the PDRT offers specialized technical assistance to residents and guidance in selling products under federal family agriculture programs. Average annual household income from PDRT activities in 2012 varied from approximately R$3.5 thousand to R$32 thousand.

Fibria intensified its participation and leadership in national and international events and dialogues such as:

•                  The WWF’s New Generation Plantations (NGP) program that brought together more than 70 people at a meeting in Brazil with support from Fibria;

•                  Rio+20 — the United Nations Conference on Sustainable Development, which was also held in Brazil and attended by thousands of representatives;

•                  The Forests Dialogue, in particular the 4Fs Dialogue (food, fuel, fiber, forests), also held in Brazil;

•                  Meetings of Forest Solutions, a group of forestry industry companies that are members of the World Business Council for Sustainable Development (WBCSD); and

•                  The Brazilian Forestry Dialogue, which brings together forestry companies and NGOs from across the country.

In order to stimulate innovation, Fibria encourages its employees to develop new ideas, offering cash prizes to employees whose proposals are approved, through its i9 program. In 2012, 480 suggestions were submitted, ranging from initiatives for cutting costs to increasing revenues and productivity, simplifying operating procedures or improvements to work routines. For each real invested, the return on investment (ROI) was R$68.

Some of these initiatives are related to the key issues identified in the Materiality Matrix, which in general terms reflects stakeholder concerns regarding the impacts of Fibria’s operations and externalities influencing its activities. The Fibria Sustainability Committee played a major role in the achievement of these results that help to mold the Company’s identity as a leader committed to sustainability and recognized as such by its stakeholders. Once this phase was complete, the Committee decided to look to the future, discussing trends in sustainability that could influence society and the business climate in general, and Fibria’s strategies in particular, as opportunities or risks. This initiative will be carried out in a structured process of designing scenarios and analysis and the Committee will redouble its support of the Board of Directors, which is responsible for defining the company’s strategy.

Materiality: Fibria has adopted the Materiality Matrix as a benchmark for its sustainability strategy. The matrix was constructed in 2009 but is still considered current and valid and its themes are still critical to the Company’s business according to cross-checks against the risk matrix. Materiality was defined on the basis of the views of 85 Company representatives and stakeholders in Brazil and abroad, including employees, clients, suppliers, business partners, neighboring communities and NGOs. Issues included in the Materiality Matrix are social and environmental, in addition to governance and strategy, and are described below in order of importance:

Impact of plantations on biodiversity: Fibria conserves 35% of its land via protection, recovery, management and integration with the forest plantation base, also seeking to minimize external pressures and degradation factors that could affect these fragments. The biodiversity in our forest areas is the subject of research to discover, protect and expand species and populations of native flora and fauna. Additionally, the Company monitors the environmental quality of its properties.

Certifications and voluntary commitments: Fibria’s quality, environmental, occupational health and safety and forest management systems are all certified. All units are Forest Stewardship Council® (FSC®) certified and Aracruz, Três Lagoas and Veracel are also Cerflor/PEFC certified.

Ethics: Fibria’s Corporate Code of Conduct establishes the standards of behavior required in professional and personal relationships and is applicable to all direct and indirect employees, irrespective of their level of seniority. We have an Ombudsman with three external channels of communication (telephone, P.O. box and internet) and one internal channel (intranet) to receive reports of violations of the Code of Conduct. Confidentiality is guaranteed and to reinforce the application of the Code of Conduct, an Ethics and Conduct Committee composed of members of the executive board and management examines possible violations, verifies reports, ensures that criteria are applied uniformly in assessing cases, establishes measures for matters not addressed in the Code and ensures effective operation of the Ombudsman. Cases of fraud, embezzlement or property damage are handled by the Internal Audit and Audit and Risk Committee, with guaranteed anonymity of those involved.

Water use: Fibria continuously monitors the hydrographic watersheds in its areas of operation to avoid or minimize any impact on the quantity and quality of the water caused by forest management. The most recent data indicate that forestry operations have had no significant impact on the water reserves in the regions where the Company operates. One of Fibria’s major environmental challenges is to reduce the water consumption in manufacturing pulp. Water used to supply the plants is collected via grants in accordance with the applicable environmental legislation of each location and the units’ operating licenses. All industrial units comply with international standards for water consumption.

Strategy/commitment to sustainability: Fibria’s business strategies are primarily based on the responsible use of natural resources, support for the development and well-being of neighboring communities, and preservation and recuperation of native eco-systems. Sustainability management is reinforced by the Sustainability Committee, which advises the Board of Directors and is composed of Company representatives and various external specialists, in addition to the Internal Sustainability Commission composed of several department managers that guarantees and monitors the execution of the Company’s commitments. Sustainability goals are represented by a set of annual targets, in addition to the Long Term Sustainability Targets (2025) , which are public commitments regarding issues such as optimized land use, protecting biodiversity, minimizing climate change, eco-efficiency and the quality of our relationship with society, including our contribution to the sustainable community development.

Relationship with neighboring communities: Given its broad geographic footprint, Fibria is in contact with communities that vary significantly in economic, social and cultural terms and which are positively or negatively affected to varying degrees by eucalyptus cultivation. Our relationship with neighboring communities follows a model that considers four approaches according to forestry activities and the extent of the Company’s presence in these communities. The Company also has a prioritization matrix that takes into account social and economic vulnerability, the impact of its activities and the importance of the city to its operations.

Forest Partner Program (wood suppliers): In addition to reducing property needs, the supply of timber by independent producers is a way of including local producers into Fibria’s value chain and promotes income generation and job creation, as well as agricultural diversity. The Forest Producer program operated in Espírito Santo, Bahia, Minas Gerais and Rio de Janeiro states covers most of the forest partner program. In other states, the program for guaranteeing third party timber supply is known as the Forestry Savings Plan, whereby rural proprietors are motivated to produce timber for Fibria via long-term contracts and guaranteed financing, provision of saplings and a purchase agreement for the end of the cultivation cycle, which lasts for an average of seven years.

Environmental risks: Fibria has a Risk Management Policy that provides guidelines for the Company, and a Risk Management area which helps identify significant risks and analyze and recommend how they should be addressed. Different types of risk (factors to which the company is exposed that impact corporate results and require constant monitoring considering growth targets and profitability expectations) are taken into account, including market, operating and credit risks, risks to reputation, social and environmental risks, risks of natural and physical events and regulatory risks. Climate change can affect Fibria’s economic and financial results due to the very nature of our business, which requires the use of natural resources. The Company is also exposed to risk arising from climate change that can affect the balance of the eco-systems, productivity and water availability for manufacturing. Fibria has adopted the principle of precaution in managing and executing its industrial and forestry operations, through production control and monitoring measures such as agronomic studies, genetic improvement in eucalyptus production, including adapting species to different climate conditions and water consumption monitoring in forest areas, among others. This management also includes the preparation of a greenhouse gas emission (GGE) inventory.

Emissions, effluents and waste: Fibria has a positive balance between carbon dioxide equivalent emissions from its forestry, industrial and logistics operations and carbon sequestration by its plantations and native forests. For each ton of pulp produced, Fibria removes 1.8 tons of carbon equivalent. In addition to seeking to reduce and control the sources of odors (equipment and processes), the Company has established an Odor Perception Network (RPO) composed of volunteers from neighboring communities who are trained to identify the odor and notify the Company when one is detected near the plants. Fibria has been working to make use of pulp manufacturing waste, co-processing and transforming it into products used in correcting the soil acidity in the eucalyptus plantations. This practice provides both environmental and economic gains, reducing the amount of waste sent to landfills and recycling waste for forestry operations instead of purchasing raw materials. A total of 65,150 tons of waste (dregs, grit, lime mud and boiler ash) was reused in 2012, saving about R$9.85 million.

Relationship with specific communities: In some communities located in the poorer regions of northern Espírito Santo and southern Bahia states, there are social conflicts arising from causes that sometimes have nothing to do with the Company and that it is frequently incapable of resolving. This is a complex challenge, but Fibria considers resolving these conflicts a priority and has been dealing directly with the communities in this regard, in addition to other players who may be able to contribute like government, NGOs and other companies. Some communities warrant special attention in the development of specific social inclusion projects, often with the participation of government agencies and independent social and environmental entities. A case in point are the black communities where residents have been formally identified as former escaped-slave communities or claim to be so, in addition to communities of Tupiniquim and Guarani indigenous tribes, members of the Landless Workers Movement (MST) and traditional fishing communities.

SUPPLIERS

We seek to engage the production chain and share social and environmental best practices to identify and reduce carbon emissions, use natural resources responsibly and ensure that workers’ rights are respected. Suppliers are also given guidance on the importance of minimizing negative social and environmental impacts created by their activities.

For the third consecutive year, Fibria held an annual meeting with suppliers to launch its Carbon Disclosure Project (CDP) Supply Chain 2012 at the Aracruz, Espírito Santo State and Jacareí, São Paulo State units. The Company sought to stress the importance of disseminating information on climate management at companies and clarify the key points of the 2012 edition of the annual CDP questionnaire. In the first year of CDP Supply Chain, 45% of the 90 companies invited participated, with 71% participation in the second year. In 2012, Fibria raised the percentage of respondents to 93% of the suppliers invited, against a stipulated target of 90%.

PEOPLE

The Human and Organizational Development area (DHO) has had its operational strategy reinforced since 2011, based on our Management, Culture and Organizational Strategy Beliefs. Fibria hopes to make a positive impact on the organizational climate and thereby enhance its ability to attract, engage and retain employees.

Since then, the Personnel Development and Recruitment area has been working to consolidate the department’s main objectives, which are: (i) to continuously create value for the organization through its people; (ii) to support and motivate managers in creating a culture based on the Management Beliefs; (iii) to facilitate and stimulate self-development; (iv) to identify and influence changes in structure and in organizational processes to increase Fibria’s competitive capacity; and (v) to work together with management to build a cause that inspires and engages both people and teams.

To this end, Fibria has expanded the Performance Management Cycle to include every executive level, with everyone from consultants to general managers subject to assessment. The process has resulted in feedback for those involved and the preparation of Individual Development Plans (PDIs) intended to guide and prioritize professional development actions through plans and goals so that the current and future executive and organizational objectives can be attained. This has also made it possible to develop a general overview of these groups and create a succession plan for the organization, putting specific development procedures into action.

A new edition of the Organizational Climate Survey was carried out in September and October of 2012 as part of Organizational Climate management to discover how employees perceive the organization and their working environment, as well as to reinforce the actions initiated based on the 2010 survey. In 2012, satisfaction increased 9 p.p. over 2010 to reach a level concomitant with the market. Results will be used to implement corporate action plans and allow departments to address opportunities for improvement identified in the survey.

RELATIONSHIP WITH INDEPENDENT AUDITORS

In compliance with the provisions of Brazilian Securities and Exchange (CVM) Instruction 381/2003, we state that, during the year ended December 31, 2012, we contracted our Independent Auditors to carry out work other than that related to external auditing related to a review of ancillary tax liabilities. These services were provided over a period of less than one year and the corresponding fees did not exceed 5% of the amount of consolidated fees relating to Fibria’s external audit. Considering the scope of these services and the procedures carried out, these services did not affect the independence or objectivity of the Independent Auditors.

The Company’s policy for contracting services not related to the external audit from our independent auditors is based on principles that preserve these auditors’ independence. These principles are internationally accepted and are as follows: (a) auditors shall not audit their own work, (b) auditors shall not perform management activities for their client and (c) auditors shall not promote their client’s interests.

Furthermore, the Company’s financial statements as of December 31, 2012, were audited by PricewaterhouseCoopers Auditores Independentes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO